
CONSTELLATION BRANDS
2009 ANNUAL REPORT
ELEVATE



WITH EVERY GLASS RAISED

Constellation Brands, Inc. is the leading producer of premium wines in the world, with a portfolio that includes many well-known and highly regarded wine brands, complemented by spirits, imported beers and other select beverage alcohol products. Based in Victor, N.Y., the company has more than 100 strong consumer brands in its portfolio, has sales in about 150 countries and operates approximately 50 wineries and other facilities. Constellation Brands is an S&P 500 Index and a Fortune 1000® company.



Richard Sands
Chairman of the Board

FELLOW SHAREHOLDERS. It's interesting how, in times of economic hardship, simple values – innovative, accountable leadership and disciplined financial practices – have become fashionable once again. As a company that started more than 60 years ago as a small, family-owned wine business, Constellation has these values ingrained in its DNA. Quite literally, in fact, as it was our father, Marvin Sands, who taught Rob and me the wine business from the ground up – from the grapevines and bottling lines to the banks and the corporate boardroom. He taught us the importance of maintaining rigorous financial discipline in every aspect of our operations. But he also taught us that success in business is about far more than costs, sales and profit margins. It's about values. It's about people. It's about creativity, about balancing risk and opportunity and always nurturing the entrepreneurial spirit.

Through the years, these small business philosophies were further reinforced as our legacy expanded to include the heritage of other family industry legends such as the Mondavis, the Hardys and the Nobilos. They, too, crafted their success with *great passion* for the art of winemaking, *great discipline* for managing the business and *great care* for the people and the community that made their life's work possible.

So today, as we continue to lead through these tumultuous economic times, be reassured that Constellation is not experimenting with short-term fixes, reactive management techniques or recession-specific business strategies. We are, and always have been, focused on building sustainable growth by staying true to the successful heritage and foundation that those before us worked so hard to create.

The year 2009 marks the tenth anniversary of the passing of our founder, Marvin Sands. During this most challenging year of economic turmoil, it seems fitting that we remember the power, the legacy and the opportunity that his inspired leadership continues to bring to Constellation. As Marvin taught us, challenges come and go, but true greatness remains steady and enduring.

Sincerely,

Richard Sands

Richard Sands
Chairman of the Board



WE'VE REACHED THE CONCLUSION OF AN EXTRAORDINARY YEAR THAT REFLECTED AN INCREASINGLY CHALLENGING OPERATING ENVIRONMENT AND RAPIDLY CHANGING MARKET CONDITIONS.

Rob Sands
President and
Chief Executive Officer

FELLOW SHAREHOLDERS, Our management approach during these turbulent economic times is steady and disciplined. We are focused on achieving long-term, sustainable growth by strengthening free cash flow, rapidly reducing debt, improving return on invested capital (ROIC) and creating internal efficiencies while nurturing our premium brands.

As the global economic conditions in fiscal 2009 worsened, we became increasingly vigilant and expedient about executing against each of these imperatives. The collective efforts of each of our businesses to reduce costs on a sustainable basis while improving operational efficiencies resulted in our ability to make respectable headway during this especially challenging year.

Our targeted efforts to prune our portfolio, right-size operations and implement pricing actions are expected to further bolster the long-term health of our business. However, we have not been immune to the economic conditions that have slowed our organic growth.

Despite this, we accomplished a great deal throughout fiscal 2009:

- We achieved record free cash flow.
- We significantly decreased our debt and prepaid a portion of our future debt obligations.
- We significantly enhanced our comparable basis operating and gross profit margins.

STRATEGIC EVOLUTION SHARPENS OUR FOCUS In recent years, the beverage alcohol business has continued to evolve – from shifts in consumer preferences to changes in duties and taxes on beverage alcohol to changes in purchase behaviors and venues. Naturally, as the business has evolved, so too has our strategy. To strengthen our position as an industry leader, we have shifted the focus of our strategy from building "depth and breadth" in our portfolio to building a strong base of large consumer-preferred, "must-have" brands that return the greatest profits. We call this "premiumization," and its purpose is to cultivate our higher-margin wines, generally priced at $5 to $15 at retail in the U.S. and at similar price points in our other geographies, and our mid-premium spirits business. Through our Crown Imports joint venture, we continue to invest in the beer brands that maintain the leading market share in the U.S. import beer category.

In fiscal 2009, we made significant progress toward premiumizing our portfolio and saw the early benefits of this effort. Brands such as Woodbridge by Robert Mondavi, SVEDKA Vodka, Black Velvet Canadian Whisky, Black Box and Modelo Especial exhibited strong growth, validating that consumers in this difficult economy seek trusted brands that represent quality and good value. In order for us to realize the benefits of this strategy, a great deal of discipline and decisiveness was required to make some difficult decisions. We took a number of strategic actions to right-size our international





Robert Mondavi Winery and Inniskillin Winery
Thousands of consumers from around the world connect with our brands each year by visiting such wineries as the iconic Robert Mondavi Winery in Oakville, Napa Valley, California (left), and the historic Inniskillin Winery in Niagara-on-the-Lake in Ontario, Canada (right).

operations, and at the same time, we announced the divestiture of a number of low-growth, low-margin wines and spirits brands to refocus our portfolio and allocate resources to the brands that resonate best with consumers and return the greatest profits.

With our refined strategy, we've also set a new vision for the company: *"to elevate life with every glass raised."*

This is our aim and it conveys the essence of why we are in business:

- To enhance life experiences and occasions;
- To continually raise the bar with respect to the quality of our people, our products and our performance; and
- To make a positive difference in the communities in which we live and work.

We will use this new vision as our guidepost as we pursue our mission *to nurture and build the most powerful portfolio of premium wine brands in our industry complemented with other select beverage alcohol products.*

STEADFAST PURSUIT OF SUSTAINABLE GROWTH The next few pages contain a review of our fiscal 2009 highlights along with a glimpse of what you can expect from Constellation in the year ahead. While we were certainly not immune to the effects of the global slowdown in fiscal 2009, we still view beverage alcohol as an affordable luxury for consumers. To position ourselves appropriately in the marketplace, we are taking the necessary steps to shape Constellation for enduring success, and these actions have both short- and long-term benefits. In the short term, these efforts are targeted to keep the company as resilient as possible to weather the downturn for as long as it lasts. Over the long term, we are focused on optimizing results when the inevitable upturn occurs.

We have a clear and decisive path forward and plan to be vigilant in managing the bottom line by creating further efficiencies and rapidly reducing debt. This strategy, complemented by the strength of our brands, positions the company well to carry on our legacy of success for many decades to come.

We thank you for your continued support,

Robert Sands

Rob Sands
President and Chief Executive Officer


RAVENS
WOOD
SVEDKA
CLEMENTINE
Corona
Extra


blogs
point of purchase
internet
reviews
advertising
bars
VINTAGES
ROBERT MONDAVI MERLOT 2004
Napa Valley
953562 (XD) 750 mL
Liquor Control Board of Ontario
Summerhill CPR Station, Toronto, Canada


word of
mouth
restaurants

THIS IS WHERE WE MAKE IT REAL

> It's all about the consumer.



Connecting with Consumers The Robert Mondavi Discover Wine Program brings the Napa Valley wine country experience to cities around North America through a personal approach to learning about cooking and wine.

Constellation Wines With our strategy as a guide, Constellation took a number of actions in fiscal 2009 to transform our portfolio of leading brands and wineries and to create a winemaking and operational platform that is uniquely positioned for profitable growth.

The evolution of our portfolio to focus on further building the strongest brands with the greatest potential for profitable growth and consumer demand is driven by a wine strategy that is centered around:

- Building premium wine brands with significant profit pools and growth potential in core markets;
- Maintaining leadership positions in our key markets in volume, value and profit;
- Taking steps to enhance the long-term profitability of the international business;
- Seeking portfolio rationalization opportunities where they make sense; and
- Continuing brand-building efforts with a focus on brands that have scale and solid profitability.

Fiscal 2009 Highlights In fiscal 2009, Constellation made significant progress against this strategy. The year began with the successful integration of Clos du Bois, the number one super-premium U.S. wine brand, and the luxury brand Wild Horse, which together added approximately two million cases. We also pruned the U.S. portfolio through the divestiture of Almaden and Inglenook as well as other brands from California, Washington state and Idaho. Concurrently, we rationalized many of our value wines by discontinuing more than 60 small, regional brands with price points generally less than $5 per 750ml bottle at retail.

The company initiated a strategic project to consolidate our U.S. distributor network in key markets and implement a new go-to-market strategy designed to leverage our scale and to focus the full power of our portfolio of leading, must-have brands.

While Constellation already is one of the highest-profit providers of all wine and spirits suppliers to U.S. distributors, this consolidation is designed to enhance profitability and sales growth for both Constellation and our distributors. By creating an enhanced level of profitability for our key distributors, we better position the company for future growth in a market that is rapidly consolidating.

Many of Our Wine Brands Earned Accolades this year with the 2009 Adams awards. These awards recognize brands of varying ages in the marketplace that have shown substantial growth over the past few years. Honorees include Red Guitar, Estancia, LaTerre, the Hogue Cellars, Simi, Toasted Head, Diseño, Paso Creek, Nobilo, Ruffino, Kim Crawford Wines and Black Box.


Estancia
SIMI
DISENO
RUFFINO


ON-LINE ON WINE
2:31 PM
ben, i'm at the wine shop. what should i pick up for dinner?
get the robert mondavi private selection pinot noir.
Send

Liquor Control Board of Ontario
Summerhill CPR Station, Toronto, Canada


CLOS DU BOIS

Turning to the performance in our other core markets, Vincor Canada has more than 20 percent market share of the wine category, which is nearly three times the size of our nearest competitor. The business posted strong results for fiscal 2009, primarily driven by its premium wine portfolio. Brands including Jackson-Triggs, Sawmill Creek and Naked Grape all contributed to solid sales growth for the year.

The global economic downturn impacted the company's U.K. operations. The biggest challenges have been the weakening economic conditions exacerbated by government actions, including significant duty increases and volatile exchange rates. The deteriorating economy caused consumers to become conservative in their spending and retailers to focus on heavy promotions while reducing inventory. To adjust accordingly to these events, we have developed and implemented a strategy designed to stabilize this business through various cost-reduction measures.

Our Australian business, which has been impacted by industry oversupply issues, has focused on premiumizing the domestic portfolio while divesting of production facilities and vineyard properties, consolidating bottling operations and rationalizing the extensive product portfolio through the elimination of more than 30 percent of our SKUs.

In New Zealand, we continue to see good growth in international markets for Kim Crawford Wines, Nobilo and Monkey Bay.

Constellation has conducted extensive market research. More than two years ago, we initiated Project Genome in the U.S., which gave us an understanding of the "DNA" of wine consumers to better understand their purchasing behavior. Due to the success of this project in the U.S., and more recently in Canada, we initiated similar research projects around the world. This research is called "Wine Nation" in the United Kingdom and Australia. Collectively, these consumer research projects make up the largest worldwide initiative of this nature ever conducted in the wine industry.



Consumer Insights The data collected from our worldwide market research studies have provided us with fresh consumer insights that are used in making business decisions. Consumers tend to fall into unique segments, each with its own set of attributes, motivations, preferences and shopping behaviors. We determine the relative importance of each consumer segment and have prioritized the segments accordingly. This gives Constellation an edge in working with large retailers, including chains and multiple grocers, to ensure that they have the right balance of products.

Looking toward the future, our actions have resulted in a portfolio that is anchored by some of the most powerful consumer brands in the wine business, including the Robert Mondavi brand, which is the top-selling wine franchise in the U.S. in dollars, Kim Crawford Wines, Hardys, Ravenswood, Inniskillin, Clos du Bois and Jackson-Triggs. With these powerhouse legacies in our portfolio, now more than ever, Constellation is focused on reaching the consumer in innovative ways.

Overall, Constellation has a strong portfolio of wine brands in all profitable price segments. The culmination of these activities is a wine portfolio that we believe is well positioned to drive sales growth, margin expansion and improved returns.



SVEDKA Was Awarded an EFFIE, which is the marketing world's equivalent to an Academy Award, for the "VOTED #1 VODKA of 2033" campaign.

Strong Momentum For the fiscal year, total spirits had solid organic growth, led by an outstanding 50 percent gain for SVEDKA and solid performance of Black Velvet. SVEDKA, now the number three imported vodka in the U.S. (*Impact*, 2008) is uniquely positioned to benefit in today's economic environment by delivering the whole package: value, quality and style.


SVEDKA
VODKA
BLACK VELVET
PAUL MASSON
VSOP

Constellation Spirits In alignment with the company's business strategy of focusing on higher-growth, higher-margin brands, Constellation announced the sale of its value spirits business, which consisted of more than 40 brands. However, true to its strategy, Constellation retained the premium but affordable brands SVEDKA Vodka, Black Velvet Canadian Whisky and Paul Masson Grande Amber Brandy.

Recently named the fastest-growing major premium spirits brand in the world (*Impact*, 2008), SVEDKA garnered a 50 percent growth rate during the past year and, in fiscal 2009, surpassed the 2 million case milestone. SVEDKA's "cheap chic" positioning and fun, futuristic marketing campaign featuring the iconic fembot have helped fuel the brand's ongoing success. SVEDKA's strong momentum is expected to continue due to the introduction of an upgraded package to enhance the brand presence off- and on-premise, expanded distribution especially in the on-premise channel and significant marketing support.

The IRI data for the 52 weeks ending March 22, 2009, showed growth trends of mid-single digits for Black Velvet and for Black Velvet Reserve, both of which significantly exceeded the industry trend of low-single digits for the whisky category.

The retained spirits brands were transitioned into Constellation Wines U.S. This move creates a single management organization in the U.S. and Canada responsible for the sales, marketing and production of both wine and spirits.


SHAKIN'
& STIRRED

SUMMER ON TAP


Corona




Corona Light
Corona Extra

Crown Imports Joint Venture Crown Imports continued to build on its relatively new foundation in fiscal 2009. Operating in its second year as a joint venture between Constellation and Grupo Modelo, Mexico's leading brewer, the Crown Imports business has succeeded by leveraging its single sales, marketing and distribution platform throughout the U.S.

While volumes for the business were impacted by the economic recession and changes in consumer buying patterns in fiscal 2009, the business generated almost $2.4 billion in net sales and more than $500 million of operating income. Crown Imports continues to lead the U.S. import category, with all five of the Modelo brands represented in the top-20 rankings for imported beers.

During the year, Corona Extra remained the number one imported beer, while Modelo Especial earned the number three import position. With sales that grew more than 10 percent during the year, Modelo Especial was honored for the fifteenth consecutive year with a "Hot Brand" award from *Impact* Magazine. No other beer, wine or spirit brand has received this honor in as many years.

In an effort to provide consumers with additional options across a wider range of price points and occasions, Crown introduced a number of new packages. In particular, Crown Imports successfully test-marketed Modelo Especial and Negra Modelo draft beer in select markets, introduced Coronita Light 24-packs and the Corona Light 12-can pack and launched Corona and Corona Light in 18-packs. Additionally, Modelo Especial is now available in 18- and 24-can packs.

Building on the efforts in fiscal 2009, Crown Imports is implementing a number of new and exciting promotional activities targeting key markets and consumers. Crown Imports is in the second year of its long-term marketing partnership with popular country singer Kenny Chesney through the sponsorship of his annual U.S. concert tour. Starting with the important Cinco de Mayo holiday and continuing through the summer selling season, Crown Imports is committed to keeping its leading portfolio of must-have beers top-of-mind with consumers.

Crown Imports continues to build brand equity through effective marketing, including advertisements, promotions and sponsorships, such as Corona's long-term partnership with country music superstar Kenny Chesney.


Modelo
especial
Modelo
especial
Modelo
especial

FROM ITS EARLIEST DAYS, Constellation has woven corporate social responsibility (CSR) into its values, shaping how the company conducts business. Today, the company's commitment to CSR rests on three pillars: sustainable business practices, social responsibility and philanthropy.

Sustainable Business Practices One of Constellation's most ambitious and far-ranging environmental efforts during the fiscal year was the undertaking of a comprehensive global carbon footprint analysis. The goal of this initiative, which is targeted for completion in fiscal 2010, is to identify strategies for greenhouse gas reductions.

In Canada, the company's Jackson-Triggs and Inniskillin wineries have partnered locally with Vandermeer Greenhouses to turn grape skins into "green" electrical energy, rather than send it to a landfill.

In Australia, water reclamation efforts such as those at the Berri Estates Winery and Banrock Station Wine & Wetland Complex are critical to the country's environmental well-being, particularly during droughts, converting wastewater to usable water.

Constellation Park, a new bottling and warehousing facility in the U.K., will significantly reduce the number of shipping containers of imported, prepackaged wine from Australia, South Africa and the Americas, thereby reducing the transportation carbon footprint.

Social Responsibility Constellation is actively involved in a number of initiatives that focus on the societal impact of the misuse of beverage alcohol. The company sponsors and supports many organizations that promote responsible drinking, such as The Century Council in the U.S., which targets drunk driving and underage drinking; Drink Aware in Australia, which focuses on alcohol misuse; and Alcohol in Moderation in the U.K., an independent organization that promotes alcohol awareness. Additionally, the company abides by its Global Code of Responsible Practices for Beverage Alcohol Advertising and Marketing and is an active participant in industry self-regulatory efforts to ensure appropriate marketing messages are directed at legal-drinking-age consumers.

Philanthropy Constellation honors and upholds the philanthropic spirit initiated by the Sands family by establishing respectful and mutually beneficial relationships with community partners, employees, the public, government and business partners.

Over the years, Constellation has aligned its activities in a way that leverages our financial, technological and human resources to support communities where Constellation has employees, focusing on health, education and the arts. In the U.S., the company supports organizations ranging from the New York Wine and Culinary Center to the Napa Symphony to Second Harvest. Around the globe, Constellation Europe supports breast cancer research funding, the focus of Constellation Wines Australia is on preserving wetlands, and Constellation New Zealand assists in funding area hospices.





Gonzales Winery (top) The company embarked on a number of environmental initiatives, including installing 6,300 solar energy panels on the roof of the Gonzales Winery near Monterey, California. Once operational, the panels will generate 1.7 million kilowatt hours of electricity per year. Any electricity that is not used by the winery will be sent back to the grid during non-peak winery use periods.

Constellation Park (bottom) Constellation Park is one of Europe's largest bonded warehouse and packaging facilities. The manufacturing hall pictured here has bag-in-box capability as well as bottling lines capable of handling 400 bottles per minute.

FINANCIAL HIGHLIGHTS

For the Years Ended February 28 or 29 (in millions, except per share data)	**2009**	2008	2007	2006	2005
Income Statement Reported Results					
Sales	**$4,723.0**	$4,885.1	$6,401.8	$5,707.0	$5,139.8
Net sales	**3,654.6**	3,773.0	5,216.4	4,603.5	4,087.6
Operating income (loss)	**23.0**	(356.7)	699.0	666.1	567.9
Equity in earnings of equity method investees	**186.6**	257.9	49.9	0.8	1.8
Net (loss) income	**(301.4)**	(613.3)	331.9	325.3	276.5
Diluted (loss) earnings per share	**(1.40)**	(2.83)	1.38	1.36	1.19
Income Statement Comparable Results					
Net sales	**$3,654.6**	$3,773.0	$5,216.4	$4,603.5	$4,087.6
Operating income	**598.0**	544.9	842.6	760.0	626.7
Equity in earnings of equity method investees	**269.9**	273.9	52.7	10.5	1.8
Net income	**351.3**	321.0	403.3	379.8	314.1
Diluted earnings per share	**1.60**	1.44	1.68	1.59	1.35
Cash Flow Data					
Net cash provided by operating activities	**$ 506.9**	$ 519.8	$ 313.2	$ 436.0	$ 320.7
Purchases of property, plant and equipment	**(128.6)**	(143.8)	(192.0)	(132.5)	(119.7)
Free cash flow	**378.3**	376.0	121.2	303.5	201.0

Comparable financial results are provided because the company believes this information provides investors better insight on underlying business trends and results in order to evaluate year-over-year financial performance. Management uses this information in evaluating the results of continuing operations of the company and internal goal setting.

The comparable financial results reflect the exclusion of the following items: strategic business realignment activities including the write-down of inventory, accelerated depreciation, loss on sale of certain Pacific Northwest wine brands, loss, primarily on assets held for sale, in connection with the March 2009 disposal of the value spirits business, loss on sale of a Canadian distilling facility, loss on sale of the Almaden and Inglenook wine brands and certain other assets, loss on disposal in connection with the contribution of the U.K. wholesale business, loss on sale of the branded bottled water business, net gain on sale of certain other non-strategic assets, facility rationalization costs, restructuring charges, acquisition-related integration costs and other related costs; the flow through of inventory step-up associated with acquisitions and investments in equity method investees; the flow through of adverse grape cost associated with the Robert Mondavi acquisition; loss on the adjustment of certain inventory, primarily Australian, related to prior years; impairment of goodwill, intangible assets and equity method investments; loss on write-off of certain property, plant and equipment; foreign currency losses on foreign denominated intercompany loan balances associated with the Vincor acquisition; financing costs associated with the repayment of prior credit agreements and redemption of senior notes; due diligence costs associated with a potential acquisition offer; gain on transaction termination fee; gains on changes in fair value of derivative instruments associated with financing certain acquisitions; income tax expense for gain on settlement of certain foreign currency economic hedges; valuation allowance against net operating loss carryforwards in Australia; tax benefit related to prior period stock option exercises; and income tax adjustment in connection with the reversal of income tax accruals related to the completion of various income tax examinations.

The impact of excluding these items from the comparable financial results for: operating income totaled $575.0 for 2009, $901.6 for 2008, $143.6 for 2007, $93.9 for 2006 and $58.8 for 2005; equity in earnings of equity method investees totaled $83.3 for 2009, $16.0 for 2008, $2.8 for 2007 and $9.7 for 2006; net income totaled $652.7 for 2009, $934.3 for 2008, $71.4 for 2007, $54.5 for 2006 and $37.6 for 2005; diluted earnings per share totaled $3.00 for 2009, $4.27 for 2008, $0.30 for 2007, $0.23 for 2006 and $0.16 for 2005. Net income and diluted earnings per share amounts on a comparable basis are net of income taxes at a rate of 36.3% for 2009, 32.7% for 2008, 35.6% for 2007, 34.6% for 2006 and 36.0% for 2005.

"Free cash flow," as defined in the reconciliation above, is considered a liquidity measure and provides useful information to investors about the amount of cash generated, which can then be used, after required debt service and dividend payments, for other general corporate purposes. A limitation of free cash flow is that it does not represent the total increase or decrease in the cash balance for the period. Free cash flow should be considered in addition to, not as a substitute for, or superior to, cash flow from operating activities prepared in accordance with Generally Accepted Accounting Principles in the United States.

PERFORMANCE GRAPH

Set forth below is a line graph comparing, for the fiscal years ended the last day of February 2005, 2006, 2007, 2008 and 2009, the cumulative total stockholder return of the Company's Class A Stock and Class B Stock, with the cumulative total return of the S&P 500 Index and a peer group index comprised of companies in the beverage industry (the "Peer Group Index") (see footnote (1) to the graph). The graph assumes the investment of $100.00 on February 29, 2004 in the Company's Class A Stock, the Company's Class B Stock, the S&P 500 Index and the Peer Group Index, and also assumes the reinvestment of all dividends.

Comparison of 5 year Cumulative Total Return



$200
$150
$100
$50
$0
2/04
2/05
2/06
2/07
2/08
2/09
Constellation Brands, Inc. Class A
Constellation Brands, Inc. Class B
S&P 500 Index
Peer Group Index

	2/04	2/05	2/06	2/07	2/08	2/09
Constellation Brands, Inc. Class A	$100.00	$168.86	$166.18	$148.01	$121.20	$82.33
Constellation Brands, Inc. Class B	100.00	171.32	164.04	147.95	121.14	83.03
S&P 500	100.00	106.98	115.96	129.84	125.17	70.95
Peer Group	100.00	96.83	105.66	122.12	156.64	93.26

(1) The *Peer Group Index* is weighted according to the respective issuer's stock market capitalization and is comprised of the following companies: The Boston Beer Company, Inc.; Brown-Forman Corporation (Class A and Class B Shares); Coca-Cola Bottling Co. Consolidated; The Coca-Cola Company; Coca-Cola Enterprises Inc.; Diageo plc; LVMH Moet Hennessy Louis Vuitton; Molson Coors Brewing Company (Class B Shares); PepsiCo, Inc.; and PepsiAmericas, Inc.

There can be no assurance that the Company's stock performance will continue into the future with the same or similar trends depicted by the graph above. The Company neither makes nor endorses any predictions as to future stock performance.

TABLE OF CONTENTS

16 Selected Financial Data
17 Management's Discussion and Analysis of Financial Condition and Results of Operation
34 Cautionary Information Regarding Forward-Looking Statements
35 Quantitative and Qualitative Disclosures About Market Risk
36 Consolidated Financial Statements
42 Notes to Consolidated Financial Statements
82 Management's Annual Report on Internal Control Over Financial Reporting
83 Reports of Independent Registered Public Accounting Firm
85 Methods of Distribution
85 Common Stock Prices and Dividends
86 Directors and Executive Officers
87 Constellation Brands Production Facilities
88 Investor Information

SELECTED FINANCIAL DATA

(in millions, except per share data)	**February 28, 2009**	February 29, 2008	February 28, 2007	February 28, 2006	February 28, 2005
	For the Years Ended				
Sales	**$ 4,723.0**	$ 4,885.1	$ 6,401.8	$ 5,707.0	$ 5,139.8
Less – Excise taxes	**(1,068.4)**	(1,112.1)	(1,185.4)	(1,103.5)	(1,052.2)
Net sales	**3,654.6**	3,773.0	5,216.4	4,603.5	4,087.6
Cost of product sold	**(2,424.6)**	(2,491.5)	(3,692.5)	(3,278.9)	(2,947.0)
Gross profit	**1,230.0**	1,281.5	1,523.9	1,324.6	1,140.6
Selling, general and administrative expenses	**(830.4)**	(807.3)	(768.8)	(612.4)	(555.7)
Impairment of goodwill and intangible assets [1]	**(300.4)**	(812.2)	–	–	–
Restructuring charges [2]	**(68.0)**	(6.9)	(32.5)	(29.3)	(7.6)
Acquisition-related integration costs [3]	**(8.2)**	(11.8)	(23.6)	(16.8)	(9.4)
Operating income (loss)	**23.0**	(356.7)	699.0	666.1	567.9
Equity in earnings of equity method investees	**186.6**	257.9	49.9	0.8	1.8
Interest expense, net	**(316.4)**	(341.8)	(268.7)	(189.6)	(137.7)
Gain on change in fair value of derivative instruments	**–**	–	55.1	–	–
(Loss) income before income taxes	**(106.8)**	(440.6)	535.3	477.3	432.0
Provision for income taxes	**(194.6)**	(172.7)	(203.4)	(152.0)	(155.5)
Net (loss) income	**(301.4)**	(613.3)	331.9	325.3	276.5
Dividends on preferred stock	**–**	–	(4.9)	(9.8)	(9.8)
(Loss) income available to common stockholders	**$ (301.4)**	$ (613.3)	$ 327.0	$ 315.5	$ 266.7
Earnings (loss) per common share:					
Basic – Class A Common Stock	**$ (1.40)**	$ (2.83)	$ 1.44	$ 1.44	$ 1.25
Basic – Class B Common Stock	**$ (1.27)**	$ (2.57)	$ 1.31	$ 1.31	$ 1.14
Diluted – Class A Common Stock	**$ (1.40)**	$ (2.83)	$ 1.38	$ 1.36	$ 1.19
Diluted – Class B Common Stock	**$ (1.27)**	$ (2.57)	$ 1.27	$ 1.25	$ 1.09
Total assets	**$ 8,036.5**	$10,052.8	$ 9,438.2	$ 7,400.6	$ 7,804.2
Long-term debt, including current maturities	**$ 4,206.3**	$ 4,878.0	$ 4,032.2	$ 2,729.9	$ 3,272.8

(1) For a detailed discussion of impairment of goodwill and intangible assets for the years ended February 28, 2009, and February 29, 2008, see Management's Discussion and Analysis of Financial Condition and Results of Operation in this Annual Report under the captions "Fiscal 2009 Compared to Fiscal 2008 – Impairment of Goodwill and Intangible Assets" and "Fiscal 2008 Compared to Fiscal 2007 – Impairment of Goodwill and Intangible Assets," respectively.

(2) For a detailed discussion of restructuring charges for the years ended February 28, 2009, February 29, 2008, and February 28, 2007, see Management's Discussion and Analysis of Financial Condition and Results of Operation in this Annual Report under the captions "Fiscal 2009 Compared to Fiscal 2008 – Restructuring Charges" and "Fiscal 2008 Compared to Fiscal 2007 – Restructuring Charges," respectively.

(3) For a detailed discussion of acquisition-related integration costs for the years ended February 28, 2009, February 29, 2008, and February 28, 2007, see Management's Discussion and Analysis of Financial Condition and Results of Operation in this Annual Report under the captions "Fiscal 2009 Compared to Fiscal 2008 – Acquisition-Related Integration Costs" and "Fiscal 2008 Compared to Fiscal 2007 – Acquisition-Related Integration Costs," respectively.

For the years ended February 28, 2009, and February 29, 2008, see Management's Discussion and Analysis of Financial Condition and Results of Operation and the consolidated financial statements and notes thereto in this Annual Report.

Overview

The Company is the largest wine company in the world with a strong portfolio of consumer-preferred premium wine brands complemented by spirits, imported beer and other select beverage alcohol products. The Company continues to supply imported beer in the United States ("U.S.") through its investment in a joint venture with Grupo Modelo, S.A.B. de C.V. ("Modelo"). This imported beers joint venture operates as Crown Imports LLC and is referred to hereinafter as "Crown Imports." As a result of their joint venture transactions, the Company and Modelo, through their affiliates, each have equal interests in Crown Imports and have appointed an equal number of directors to the Board of Directors of Crown Imports. Crown Imports commenced operations on January 2, 2007. The Company has the largest wine business in the world and is the largest premium wine company in the U.S.; a leading producer and exporter of wine from Australia and New Zealand; the largest producer and marketer of wine in Canada; and both a major supplier of beverage alcohol and, through its investment in Matthew Clark (see "Equity Method Investment in Fiscal 2008" on page 20), a major independent drinks wholesaler in the United Kingdom ("U.K.").

Through January 1, 2007, the Company reported its operating results in three segments: Constellation Wines (branded wines, and U.K. wholesale and other), Constellation Beers and Spirits (imported beers and distilled spirits) and Corporate Operations and Other. As a result of the Company's investment in Crown Imports, the Company changed its internal management financial reporting to consist of three business divisions: Constellation Wines, Constellation Spirits and Crown Imports. Prior to the investment in Crown Imports, the Company's internal management financial reporting included the Constellation Beers business division. Consequently, the Company reports its operating results in five segments: Constellation Wines (branded wine, and wholesale and other), Constellation Spirits (distilled spirits), Constellation Beers (imported beer), Corporate Operations and Other and Crown Imports (imported beer). Segment results for Constellation Beers are for the period prior to January 2, 2007, and segment results for Crown Imports are for the period on and after January 2, 2007. Amounts included in the Corporate Operations and Other segment consist of general corporate administration and finance expenses. These amounts include costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal, public relations, global information technology and global supply chain. Any costs incurred at the corporate office that are applicable to the segments are allocated to the appropriate segment. The amounts included in the Corporate Operations and Other segment are general costs that are applicable to the consolidated group and are therefore not allocated to the other reportable segments. All costs reported within the Corporate Operations and Other segment are not included in the chief operating decision maker's evaluation of the operating income performance of the other reportable segments.

In addition, the Company excludes acquisition-related integration costs, restructuring charges and unusual items that affect comparability from its definition of operating income for segment purposes as these items are not reflective of normal continuing operations of the segments. The Company excludes these items as segment operating performance and segment management compensation is evaluated based upon a normalized segment operating income. As such, the performance measures for incentive compensation purposes for segment management do not include the impact of these items.

The Company's business strategy is to remain focused on consumer preferred premium wine brands, complemented by premium spirits and imported beers. The Company intends to continue to invest in fast growing premium product categories and geographic markets and expects to capitalize on its size and scale in the marketplace to profitably grow the business. The Company remains committed to its long-term financial model of growing sales (both organically and through acquisitions), expanding margins and increasing cash flow to achieve earnings per share growth and improve return on invested capital.

Worldwide and domestic economies have experienced adverse conditions and may be subject to further deterioration for the foreseeable future. The economic and consumer conditions in the Company's key markets and on a global basis are currently very challenging and are contributing to an increasing intensity of the competitive environment in the marketplace. In addition, the global credit and capital markets continue to experience significant volatility and remain tight. This global economic situation has or could adversely affect the Company's major suppliers, distributors and retailers. The inability of suppliers, distributors or retailers to conduct business or to access liquidity could adversely impact the Company's business and financial performance. In order to mitigate the impact of these challenging conditions, the Company is focusing on improving operating efficiencies, containing costs and optimizing cash flow and return on invested capital. The Company has also maintained adequate liquidity to meet current obligations and fund capital expenditures. However, depending upon their severity and duration, adverse conditions in the worldwide and domestic economies could have a material adverse impact on the Company's business, liquidity, financial condition and results of operations.

Marketing, sales and distribution of the Company's products are managed on a geographic basis in order to fully leverage leading market positions within each core market. Market dynamics and consumer trends vary significantly across the Company's five core markets (U.S., Canada, U.K., Australia and New Zealand) within the Company's three geographic regions (North America, Europe and Australia/New Zealand). Within North America, the Company offers a range of beverage alcohol products across the branded wine and spirits and, through Crown Imports, imported beer categories in the U.S. Within the Company's remaining geographies, the Company offers primarily branded wine.

The environment for the Company's products is competitive in each of the Company's core markets, due, in part, to industry and retail consolidation. In particular, the U.K. and Australian markets are highly competitive, as further described below.

The U.K. wine market is primarily an import market with Australian wines comprising approximately one-quarter of all wine sales in the U.K. off-premise business. The Australian wine market is primarily a domestic market. The Company has leading share positions in the Australian wine category in both the U.K. and Australian markets.

Due to competitive conditions in the U.K. and Australia, it has been difficult for the Company in recent fiscal periods to recover certain cost increases, in particular, the duty increases in the U.K. which have been imposed annually for the past several years. In the U.K., significant consolidation at the retail level has resulted in a limited number of large retailers controlling a significant portion of the off-premise wine business. The continuing surplus of Australian wine has made and continues to make very low cost bulk wine available to these U.K. retailers which has allowed certain of these large retailers to create and build private label brands in the Australian wine category. In January 2008, the Company implemented a price increase in the U.K. to cover certain cost increases. In March 2008, the U.K. announced a significant increase in duty as well as the expectation for future annual increases to approximate two percentage points above the rate of inflation. The Company immediately implemented an additional price increase in an effort to offset the impact of this March 2008 duty increase. In November 2008, the U.K. announced an additional increase in duty to be effective December 1, 2008. In an effort to offset the impact of this December 2008 duty increase, the Company immediately implemented an additional price increase in the U.K. In addition, the Company also implemented a price increase in Australia during the first quarter of calendar 2008 in an effort to improve profitability. These price increases, combined with the concentrated retail environment, competition from private label causing deterioration of retail pricing, foreign exchange volatility, and the escalating consumer recession, have all contributed to a greater than expected negative effect on the Company's results of operations for its U.K. and Australian businesses for Fiscal 2009 (as defined on page 19).

The calendar years 2004, 2005 and 2006 were years of record Australian grape harvests that contributed to a surplus of Australian bulk wine. The calendar 2007 Australian grape harvest was significantly lower than the calendar 2006 Australian grape harvest as a result of an ongoing drought and late spring frosts in several regions. As a result of various conditions surrounding the calendar 2008 Australian grape harvest, the Company previously expected the supply of wine to continue to move toward balance with demand. However, the calendar 2008 Australian grape harvest was higher than expected, and, although the calendar 2009 Australian grape harvest is expected to be lower than the calendar 2008 Australian grape harvest, the current Australian bulk wine surplus, and related intense competitive conditions in the U.K. and Australian markets, are not expected to subside in the near term. In the U.S., although the calendar 2008 grape harvest was slightly lower than the calendar 2007 grape harvest, the Company expects the overall supply of wine to remain generally in balance with demand.

In the fourth quarter of fiscal 2009, pursuant to the Company's accounting policy, the Company performed its annual goodwill impairment analysis. As a result of this analysis, the Company concluded that the carrying amount of goodwill assigned to the Constellation Wines segment's U.K. reporting unit exceeded its implied fair value and recorded an impairment loss of $252.7 million, which is included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. The impairment loss was determined by comparing the carrying value of goodwill assigned to the specific reporting unit within the segment as of January 1, 2009, with the implied fair value of the goodwill. In determining the implied fair value of the goodwill, the Company considered estimates of future operating results and cash flows of the reporting unit discounted using market based discount rates. The estimates of future operating results and cash flows were principally derived from the Company's updated long-term financial forecast, which was developed as part of the Company's strategic planning cycle conducted during the Company's fourth quarter. The decline in the implied fair value of the goodwill and the resulting impairment loss was driven primarily by the accelerated deterioration in the Company's U.K. business during the fourth quarter of fiscal 2009 and the resulting adjustment to the Company's long-term financial forecasts, which showed lower estimated future operating results reflecting the significant fourth quarter deterioration in market conditions in the U.K.

In addition, during the fourth quarter of fiscal 2009, the Company performed its review of indefinite lived intangible assets for impairment. The Company determined that certain trademarks associated primarily with the Constellation Wines segment's U.K. reporting unit were impaired largely due to the aforementioned market declines in the U.K. during the fourth quarter, and the resulting lower revenue and profit forecasts associated with products incorporating these assets which reflected the significant fourth quarter deterioration in market conditions in the U.K. The Company measured the amount of impairment by calculating the amount by which the carrying value of these assets exceeded their estimated fair values, which were based on projected discounted future cash flows. As a result of this review, the Company recorded impairment losses of $25.9 million, which are included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. The Company had previously recorded impairment losses of $21.8 million during its second quarter of fiscal 2009 in connection with the Company's Australian Initiative (as defined on page 19) and the resulting lower revenue and profit forecasts associated with certain brands incorporating assets impacted by the Australian Initiative.

Additionally, during the fourth quarter of fiscal 2009, the Company performed its review of equity method investments for other-than-temporary impairment. The Company determined that two of the Company's Constellation Wines segment's international equity method investments, Matthew Clark and Ruffino S.r.l., were impaired primarily due to the decline in revenue and profit forecasts for these two equity method investees reflecting the significant market deterioration during the fourth quarter of fiscal 2009. The Company measured the amount of impairment by calculating the amount by which the carrying value of these assets exceeded their estimated fair values, which were based on projected discounted future cash flows. As a result of this review, the Company recorded impairment losses of $79.2 million in equity in earnings of equity method investees on the Company's Consolidated Statements of Operations.

For the year ended February 28, 2009 ("Fiscal 2009"), the Company's net sales decreased 3% over the year ended February 29, 2008 ("Fiscal 2008"), primarily due to the divestitures of the Almaden and Inglenook wine brands and the Pacific Northwest wine brands (see "Divestitures in Fiscal 2009 and Fiscal 2008" on page 21); an unfavorable year-over-year foreign currency translation impact; and accounting for the Matthew Clark investment under the equity method of accounting (see "Equity Method Investments in Fiscal 2008 and Fiscal 2007" on page 20); partially offset by net sales of branded wine acquired in the BWE Acquisition (as defined on page 20) and the Company's Constellation Wines segment's Fiscal 2008 initiative to reduce distributor wine inventory levels in the U.S., which negatively impacted net sales in the first half of fiscal 2008 as discussed below. Operating income (loss) increased over the comparable prior year period primarily due to lower impairment losses for Fiscal 2009 combined with the incremental benefit from (i) the BWE Acquisition and (ii) the increased net sales discussed above in connection with the Fiscal 2008 distributor wine inventory reduction initiative without a corresponding increase in promotional, advertising, and selling, general and administrative spend within the Constellation Wines segment. These factors were partially offset by costs recognized in Fiscal 2009 in connection with the Company's plan to sell certain assets and implement operational changes designed to improve the efficiencies and returns associated with the Australian business, primarily by consolidating certain winemaking and packaging operations and reducing the Company's overall grape supply due to reduced capacity needs resulting from a streamlining of the Company's product portfolio (the "Australian Initiative"). The Company's net loss decreased over the comparable prior year period's net loss primarily due to the factors discussed above, partially offset by a decrease in equity in earnings of equity method investees associated primarily with the Fiscal 2009 impairment losses recorded on certain of the Company's international equity method investments (as discussed above).

The Company's Constellation Wines segment implemented a program to reduce distributor wine inventory levels in the U.S. during the first half of fiscal 2008, in response to the consolidation of distributors over the past few years and supply chain technology improvements. As distributors are looking to operate with lower levels of inventory while maintaining appropriate service levels to retailers, the Company has worked closely with its distributors to improve supply-chain efficiencies. The Company substantially completed its reduction of distributor wine inventory levels during the second quarter of fiscal 2008. This initiative had a significant impact on the Company's Fiscal 2008 financial performance, including a reduction of net sales of approximately $110 million and a reduction in diluted earnings per share of approximately $0.15 per share.

The following discussion and analysis summarizes the significant factors affecting (i) consolidated results of operations of the Company for Fiscal 2009 compared to Fiscal 2008, and Fiscal 2008 compared to the year ended February 28, 2007 ("Fiscal 2007"), and (ii) financial liquidity and capital resources for Fiscal 2009. This discussion and analysis also identifies certain acquisition-related integration costs, restructuring charges and net unusual costs expected to affect consolidated results of operations of the Company for Fiscal 2010. References to base branded wine net sales, base branded wine gross profit and base branded wine business exclude the impact of (i) branded wine acquired in the BWE Acquisition and (ii) branded wine disposed of in the Almaden and Inglenook divestiture and the Pacific Northwest Business divestiture. References to base branded spirits net sales and base branded spirits gross profit exclude the impact of branded spirits acquired in the Svedka Acquisition. This discussion and analysis should be read in conjunction with the Company's consolidated financial statements and notes thereto included herein.

Recent Developments

Divestiture of Value Spirits Business In March 2009, the Company sold its value spirits business for $330.5 million, net of direct costs to sell, subject to post-closing adjustments. The Company received $274.5 million in cash proceeds and a note receivable for $60.0 million. The Company retained certain mid-premium spirits brands, including Svedka Vodka, Black Velvet Canadian Whisky and Paul Masson Grande Amber Brandy. This transaction is consistent with the Company's strategic focus on premium, higher growth and higher margin brands in its portfolio. In connection with the classification of this business as an asset group held for sale as of February 28, 2009, the Company's Constellation Spirits segment recorded a loss of $15.6 million for Fiscal 2009, primarily related to asset impairments. This loss is included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations.

Fiscal 2010 Global Initiative On April 7, 2009, the Company announced its plan to simplify its business, increase efficiencies and reduce its cost structure on a global basis (the "Global Initiative"). The Global Initiative includes the elimination of approximately five percent of the Company's global workforce and the closure of certain office, production and warehouse facilities. In addition, the Global Initiative includes the termination of certain contracts, and a streamlining of the Company's production footprint and sales and administrative organizations. Lastly, the Global Initiative includes other non-material restructuring activities primarily in connection with the consolidation of the Company's remaining spirits business into its North American wine business following the recent disposition of its value spirits business. This initiative is part of the

Company's ongoing efforts to maximize asset utilization, reduce costs and improve long-term return on invested capital throughout the Company's operations. The Company expects all costs associated with the Global Initiative to be recognized in its Consolidated Statements of Operations by February 28, 2011.

Acquisitions in Fiscal 2008 and Fiscal 2007

Acquisition of BWE On December 17, 2007, the Company acquired all of the issued and outstanding capital stock of Beam Wine Estates, Inc. ("BWE"), an indirect wholly-owned subsidiary of Fortune Brands, Inc., together with BWE's subsidiaries: Atlas Peak Vineyards, Inc., Buena Vista Winery, Inc., Clos du Bois, Inc., Gary Farrell Wines, Inc. and Peak Wines International, Inc. (the "BWE Acquisition"). As a result of the BWE Acquisition, the Company acquired the U.S. wine portfolio of Fortune Brands, Inc., including certain wineries, vineyards or interests therein in the State of California, as well as various super-premium and fine California wine brands including Clos du Bois and Wild Horse. In June 2008, the Company sold certain assets acquired in the BWE Acquisition (see "Divestitures in Fiscal 2009 and Fiscal 2008" on page 21).

The BWE Acquisition supports the Company's strategy of strengthening its portfolio with fast-growing super-premium and above wines. The BWE Acquisition strengthens the Company's position as the largest wine company in the world and the largest premium wine company in the U.S.

Total consideration paid in cash was $877.3 million. In addition, the Company incurred direct acquisition costs of $1.4 million. The purchase price was financed with the net proceeds from the Company's December 2007 Senior Notes (as defined on page 30) and revolver borrowings under the Company's 2006 Credit Agreement (as defined on page 29). The results of operations of the BWE business are reported in the Constellation Wines segment and are included in the consolidated results of operations of the Company from the date of acquisition.

Acquisition of Svedka On March 19, 2007, the Company acquired the SVEDKA Vodka brand ("Svedka") in connection with the acquisition of Spirits Marque One LLC and related business (the "Svedka Acquisition"). Svedka is a premium Swedish vodka and has become the fastest growing major premium spirits brand in the world. At the time of the acquisition, Svedka was the fifth largest imported vodka in the U.S. and, since the date of the acquisition, Svedka has become the third largest imported vodka in the U.S. In addition, at the time of the acquisition, the Svedka Acquisition supported the Company's strategy of expanding the Company's premium spirits business. The acquisition provided a foundation from which the Company looked to leverage its existing and future premium spirits portfolio for growth. In addition, Svedka complemented the Company's then existing portfolio of super-premium and value vodka brands by adding a premium vodka brand that had and continues to experience rapid growth.

Total consideration paid in cash for the Svedka Acquisition was $385.8 million. In addition, the Company incurred direct acquisition costs of $1.3 million. The purchase price was financed with revolver borrowings under the Company's June 2006 Credit Agreement (as defined on page 29) as amended in February 2007. The results of operations of the Svedka business are reported in the Constellation Spirits segment and are included in the consolidated results of operations of the Company from the date of acquisition.

Acquisition of Vincor On June 5, 2006, the Company acquired all of the issued and outstanding common shares of Vincor International Inc. ("Vincor"), Canada's premier wine company (the "Vincor Acquisition"). Vincor is Canada's largest producer and marketer of wine. At the time of the acquisition, Vincor was the world's eighth largest producer and distributor of wine and related products by revenue and was also one of the largest wine importers, marketers and distributors in the U.K. Through this transaction, the Company acquired various additional winery and vineyard interests used in the production of premium, super-premium and fine wines from Canada, California, Washington State, Western Australia and New Zealand. In addition, as a result of the acquisition, the Company sources, markets and sells premium wines from South Africa. Well-known premium brands acquired in the Vincor Acquisition include Inniskillin, Jackson-Triggs, Sawmill Creek, Sumac Ridge, R.H. Phillips, Toasted Head, Hogue, Kim Crawford Wines and Kumala.

The Vincor Acquisition supports the Company's strategy of strengthening the breadth of its portfolio across price segments and geographic regions to capitalize on the overall growth in the wine industry. In addition to complementing the Company's current operations in the U.S., U.K., Australia and New Zealand, the Vincor Acquisition increases the Company's global presence by adding Canada as another core market and provides the Company with the ability to capitalize on broader geographic distribution in strategic international markets. In addition, the Vincor Acquisition makes the Company the largest wine company in Canada and strengthens the Company's position as the largest wine company in the world and the largest premium wine company in the U.S.

Total consideration paid in cash to the Vincor shareholders was $1,115.8 million. In addition, the Company incurred direct acquisition costs of $9.4 million. At closing, the Company also assumed outstanding indebtedness of Vincor, net of cash acquired, of $320.2 million, resulting in a total transaction value of $1,445.4 million. The purchase price was financed with borrowings under the Company's June 2006 Credit Agreement. The results of operations of the Vincor business are reported in the Constellation Wines segment and are included in the consolidated results of operations of the Company from the date of acquisition.

Equity Method Investments in Fiscal 2008 and Fiscal 2007

Investment in Matthew Clark On April 17, 2007, the Company and Punch Taverns plc ("Punch") commenced operations of a joint venture for the U.K. wholesale business ("Matthew Clark"). The U.K. wholesale business was formerly owned entirely by the Company. Under the terms of the arrangement, the Company and Punch, directly or indirectly, each have a 50% voting and economic interest in Matthew Clark. The joint venture reinforces Matthew Clark's position as the U.K.'s largest independent premier drinks wholesaler serving the on-trade drinks industry. The Company received $185.6 million of cash proceeds from the formation of the joint venture.

Upon formation of the joint venture, the Company discontinued consolidation of the U.K. wholesale business and accounts for the investment in Matthew Clark under the equity method. Accordingly, the results of operations of Matthew Clark are included in equity in earnings of equity method investees on the Company's Consolidated Statements of Operations from the date of investment.

As discussed previously, the Company recorded an impairment of its investment in Matthew Clark during the fourth quarter of fiscal 2009. This impairment loss of $30.1 million is included in equity in earnings of equity method investees on the Company's Consolidated Statements of Operations.

Investment in Crown Imports On July 17, 2006, Barton Beers, Ltd. ("Barton," now known as Constellation Beers Ltd. "Constellation Beers"), an indirect wholly-owned subsidiary of the Company, entered into an Agreement to Establish Joint Venture (the "Joint Venture Agreement") with Diblo, S.A. de C.V. ("Diblo"), an entity owned 76.75% by Grupo Modelo, S.A.B. de C.V. ("Modelo") and 23.25% by Anheuser-Busch Companies, Inc., pursuant to which Modelo's Mexican beer portfolio (the "Modelo Brands") will be exclusively imported, marketed and sold in the 50 states of the U.S., the District of Columbia and Guam. In addition, the owners of the Tsingtao and St. Pauli Girl brands transferred exclusive importing, marketing and selling rights with respect to these brands in the U.S. to the joint venture. On January 2, 2007, the parties completed the closing (the "Closing") of the transactions contemplated in the Joint Venture Agreement, as amended at Closing.

Pursuant to the Joint Venture Agreement, Barton established Crown Imports LLC, a wholly-owned subsidiary formed as a Delaware limited liability company. On January 2, 2007, pursuant to a Barton Contribution Agreement, dated July 17, 2006, among Barton, Diblo and Crown Imports LLC, Barton transferred to Crown Imports LLC substantially all of its assets relating to importing, marketing and selling beer under the Corona Extra, Corona Light, Coronita, Modelo Especial, Negra Modelo, Pacifico, St. Pauli Girl and Tsingtao brands and the liabilities associated therewith (the "Barton Contributed Net Assets"). At the Closing, GModelo Corporation, a Delaware corporation (the "Diblo Subsidiary"), a subsidiary of Diblo joined Barton as a member of Crown Imports LLC, and, in exchange for a 50% membership interest in Crown Imports LLC, contributed cash in an amount equal to the Barton Contributed Net Assets, subject to specified adjustments. This imported beers joint venture is referred to hereinafter as "Crown Imports."

Also on January 2, 2007, Crown Imports and Extrade II S.A. de C.V. ("Extrade II"), an affiliate of Modelo, entered into an importer agreement, pursuant to which Extrade II granted to Crown Imports the exclusive right to import, market and sell the Modelo Brands in the territories mentioned above, and Crown Imports and Marcas Modelo, S.A. de C.V. ("Marcas Modelo"), entered into a Sub-license Agreement, pursuant to which Marcas Modelo granted Crown Imports an exclusive sub-license to use certain trademarks related to the Modelo Brands within this territory.

As a result of these transactions, Constellation Beers and Diblo each have, directly or indirectly, equal interests in Crown Imports and each of Constellation Beers and Diblo have appointed an equal number of directors to the Board of Directors of Crown Imports.

The importer agreement that previously gave Barton the exclusive right to import, market and sell the Modelo Brands primarily west of the Mississippi River was superseded by the transactions contemplated by the Joint Venture Agreement, as amended. The contribution by Diblo Subsidiary in exchange for a 50% membership interest in Crown does not constitute the acquisition of a business by the Company.

The joint venture and the related importation arrangements provide that, subject to the terms and conditions of those agreements, the joint venture and the related importation arrangements will continue for an initial term of 10 years, and renew in 10-year periods unless Diblo Subsidiary gives notice prior to the end of year seven of any term. Upon consummation of the transactions, the Company discontinued consolidation of the imported beer business and accounts for the investment in Crown Imports under the equity method. Accordingly, the results of operations of Crown Imports are included in the equity in earnings of equity method investees line on the Company's Consolidated Statements of Operations from the date of investment.

Divestitures in Fiscal 2009 and Fiscal 2008

Pacific Northwest Business In June 2008, the Company sold certain businesses consisting of several California wineries and wine brands acquired in the BWE Acquisition, as well as certain wineries and wine brands from the states of Washington and Idaho (collectively, the "Pacific Northwest Business") for cash proceeds of $204.2 million, net of direct costs to sell. In addition, if certain objectives are achieved by the buyer, the Company could receive up to an additional $25.0 million in cash payments. This transaction contributes to the Company's streamlining of its U.S. wine portfolio by eliminating brand duplication and excess production capacity. In connection with this divestiture, the Company's Constellation Wines segment recorded a loss of $23.2 million for Fiscal 2009, which includes a loss on business sold of $15.8 million and losses on contractual obligations of $7.4 million. The loss of $23.2 million is included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations.

Almaden and Inglenook In February 2008, as part of ongoing efforts to increase focus on premium wine offerings in the U.S., the Company sold its lower margin value-priced wine brands, Almaden and Inglenook, and certain other assets for cash proceeds of $133.5 million, net of direct costs to sell. The Company recorded a loss of $27.8 million on this sale in the fourth quarter of fiscal 2008, which is included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations.

Results of Operations

Fiscal 2009 Compared to Fiscal 2008

Net Sales The following table sets forth the net sales (in millions of dollars) by operating segment of the Company for Fiscal 2009 and Fiscal 2008.

	Fiscal 2009 Compared to Fiscal 2008 Net Sales		
	2009	2008	% Increase (Decrease)
Constellation Wines:			
Branded wine	**$ 3,015.3**	$ 3,016.9	–
Wholesale and other	**220.6**	341.9	(35)%
Constellation Wines net sales	**3,235.9**	3,358.8	(4)%
Constellation Spirits net sales	**418.7**	414.2	1 %
Crown Imports net sales	**2,393.2**	2,391.0	–
Consolidations and eliminations	**(2,393.2)**	(2,391.0)	–
Consolidated Net Sales	**$ 3,654.6**	$ 3,773.0	(3)%

Net sales for Fiscal 2009 decreased to $3,654.6 million from $3,773.0 million for Fiscal 2008, a decrease of $118.4 million, or (3%). This decrease was driven primarily by a reduction in wholesale and other net sales resulting largely from the accounting for the Matthew Clark investment under the equity method of accounting. A decrease in branded wine net sales due to the divestitures of the Almaden and Inglenook wine brands and the Pacific Northwest wine brands of $128.4 million and an unfavorable year-over-year foreign currency translation impact of $108.8 million was partially offset by net sales of branded wine acquired in the BWE Acquisition of $147.3 million and the Company's Fiscal 2008 initiative to reduce distributor wine inventory levels in the U.S., which negatively impacted net sales in the first and second quarters of fiscal 2008 as discussed previously.

Constellation Wines Net sales for Constellation Wines decreased to $3,235.9 million for Fiscal 2009 from $3,358.8 million in Fiscal 2008, a decrease of $122.9 million, or (4%). Branded wine net sales decreased $1.6 million primarily due to the decrease in net sales associated with the divestitures of the Almaden and Inglenook wine brands and the Pacific Northwest wine brands of $128.4 million and an unfavorable year-over-year foreign currency translation impact of $108.8 million being substantially offset by the net sales of branded wine acquired in the BWE Acquisition of $147.3 million and the benefit from the distributor wine inventory reduction initiative discussed above. Wholesale and other net sales decreased $121.3 million primarily due to the accounting for the Matthew Clark investment under the equity method of accounting.

Constellation Spirits Net sales for Constellation Spirits increased to $418.7 million for Fiscal 2009 from $414.2 million for Fiscal 2008, an increase of $4.5 million, or 1%. This slight increase resulted primarily from net sales growth within the Company's branded spirits portfolio which was driven primarily by Svedka, partially offset by a decrease in contract production services net sales of $21.3 million resulting predominantly from the Company's August 2008 sale of a nonstrategic Canadian distilling facility.

Crown Imports As this segment is eliminated in consolidation, see "Equity in Earnings of Equity Method Investments" on page 24 for a discussion of Crown Imports net sales, gross profit, selling, general and administrative expenses, and operating income.

Gross Profit The Company's gross profit decreased to $1,230.0 million for Fiscal 2009 from $1,281.5 million for Fiscal 2008, a decrease of $51.5 million, or (4%). This decrease was driven primarily by an increase in unusual costs, which consist of certain costs that are excluded by management in their evaluation of the results of each operating segment, which were higher by $93.7 million in Fiscal 2009 versus Fiscal 2008. This increase resulted predominantly from (i) an increase in inventory write-downs of $83.7 million in Fiscal 2009 in connection primarily with the Company's Australian Initiative of $53.9 million and a loss of $37.0 million on the adjustment of certain inventory, primarily Australian, related to prior years; and (ii) increased flow through of inventory step-up of $10.8 million associated primarily with the BWE Acquisition. The Constellation Wines segment's gross profit increased $36.3 million primarily due to higher U.S. base branded wine gross profit resulting largely from increased gross profit of $69.5 million due to the BWE Acquisition and the benefit from the Company's Fiscal 2008 distributor wine inventory reduction initiative, partially offset by reduced gross profit in the U.K. largely attributed to the increasing duty and an unfavorable year-over-year foreign currency translation impact of $28.7 million. The Constellation Spirits segment's gross profit increased $5.9 million primarily due to increased gross profit from the increase in branded spirits net sales.

Gross profit as a percent of net sales decreased to 33.7% for Fiscal 2009 from 34.0% for Fiscal 2008 primarily due to the higher unusual costs, partially offset by (i) the benefit of reporting the lower margin U.K. wholesale business under the equity method of accounting for Fiscal 2009, (ii) the benefit from the divestiture of the lower margin Almaden and Inglenook wine brands and the Pacific Northwest wine brands, and (iii) sales of higher margin wine brands acquired in the BWE Acquisition.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased to $830.4 million for Fiscal 2009 from $807.3 million for Fiscal 2008, an increase of $23.1 million, or 2.9%. This increase is due to an increase in unusual items which consist of certain items that are excluded by management in their evaluation of the results of each operating segment of $34.0 million and increases of $8.3 million and $7.9 million in the Constellation Spirits segment and the Corporate Operations and Other segment, respectively, partially offset by a decrease of $27.1 million in the Constellation Wines segment. The increase in unusual items was primarily due to the recognition in Fiscal 2009 of losses of $23.2 million and $15.6 million (discussed previously) in connection with the June 2008 sale of the Pacific Northwest Business and the loss, primarily on assets held for sale, in connection with the March 2009 sale of the value spirits business, respectively, and an increase of $14.3 million in connection with the

Company's plan (announced in August 2006) to invest in new distribution and bottling facilities in the U.K. and to streamline certain Australian wine operations (collectively, the "Fiscal 2007 Wine Plan"), partially offset by the loss on the sale of the Company's Almaden and Inglenook wine brands and certain other assets of $27.8 million recognized in Fiscal 2008. The increase in the Constellation Spirits segment's selling, general and administrative expenses is primarily due to increases in general and administrative expenses of $4.6 million, primarily due to losses on foreign currency transactions, and selling expenses of $2.3 million, supporting the growth in net sales. The increase in the Corporate Operations and Other segment's selling, general and administrative expenses is primarily due to higher consulting service fees associated with the Company's review of its businesses and process improvement opportunities and an increase of $6.7 million of stock-based compensation expense, partially offset by lower annual management incentive compensation expense. The decrease in the Constellation Wines segment's selling, general and administrative expenses is largely due to (i) a favorable year-over-year foreign currency translation impact; and (ii) lower general and administrative expenses resulting primarily from increased cost reduction efforts offset by higher losses on foreign currency transactions. These decreases were partially offset by higher selling expenses within the Constellation Wines segment.

Selling, general and administrative expenses as a percent of net sales increased to 22.7% for Fiscal 2009 as compared to 21.4% for Fiscal 2008 primarily due to the higher unusual items, combined with increased losses on foreign currency transactions within the Constellation Wines and Constellation Spirits segments and higher stock-based compensation expense, partially offset by the incremental benefit from the BWE Acquisition and the lower annual management incentive compensation expense.

Impairment of Goodwill and Intangible Assets During Fiscal 2009, the Company recorded impairment losses of $300.4 million, consisting of impairments of goodwill and intangible assets of $252.8 million and $47.6 million, respectively, related primarily to its Constellation Wines segment's U.K. reporting unit as more fully discussed in the Overview above. During Fiscal 2008, the Company recorded impairment losses of $812.2 million, consisting of impairments of goodwill and intangible assets of $599.9 million and $212.3 million, respectively, related primarily to its Constellation Wines segment's Australian and U.K. reporting units.

Restructuring Charges The Company recorded $68.0 million of restructuring charges for Fiscal 2009 associated primarily with the Australian Initiative. Restructuring charges included $16.5 million of employee termination costs, $3.2 million of contract termination costs, $1.8 million of facility consolidation/relocation costs, and $46.5 million of impairment charges on assets held for sale in Australia. The Company recorded $6.9 million of restructuring charges for Fiscal 2008 associated primarily with the Company's Fiscal 2008 Plan and the Company's Fiscal 2006 Plan (both as defined below) of $12.0 million, partially offset by the reversal of prior accruals related primarily to the Company's plan to restructure and integrate the operations of Vincor (the "Vincor Plan") of $5.1 million. The Fiscal 2008 Plan consists of (i) the Company's plans (announced in November 2007) to streamline certain of its international operations, including the consolidation of certain winemaking and packaging operations in Australia, the buy-out of certain grape processing and wine storage contracts in Australia, equipment relocation costs in Australia, and certain employee termination costs; (ii) certain other restructuring charges incurred during the third quarter of fiscal 2008 in connection with the consolidation of certain spirits production processes in the U.S.; and (iii) the Company's plans (announced in January 2008) to streamline certain of its operations in the U.S., primarily in connection with the restructuring and integration of the operations acquired in the BWE Acquisition (the "U.S. Initiative"). These initiatives are collectively referred to as the "Fiscal 2008 Plan." The Fiscal 2006 Plan consists of the Company's worldwide wine reorganizations and the Company's program to consolidate certain west coast production processes in the U.S., both announced during Fiscal 2006.

In addition, the Company incurred additional costs for Fiscal 2009 and Fiscal 2008 in connection with the Company's restructuring and acquisition-related integration plans. Total costs incurred in connection with these plans for Fiscal 2009 and Fiscal 2008 are as follows:

	Fiscal	
(in millions)	**2009**	2008
Cost of Product Sold		
Inventory write-downs	**$56.8**	$10.1
Accelerated depreciation	**$11.2**	$12.0
Selling, General and Administrative Expenses		
Other costs	**$24.2**	$ 2.2
Impairment of Intangible Assets	**$22.2**	$ 7.4
Restructuring Charges	**$68.0**	$ 6.9
Acquisition-Related Integration Costs (see below)	**$ 8.2**	$11.8

The Company expects to incur the following costs in connection with its restructuring and acquisition-related integration plans for Fiscal 2010, including the Fiscal 2010 Global Initiative discussed previously:

(in millions)	Expected Fiscal 2010
Cost of Product Sold	
Accelerated depreciation	$27.2
Selling, General and Administrative Expenses	
Other costs	$45.5
Restructuring Charges	$50.6
Acquisition-Related Integration Costs	$ 4.4

Acquisition-Related Integration Costs Acquisition-related integration costs decreased to $8.2 million for Fiscal 2009 from $11.8 million for Fiscal 2008. Acquisition-related integration costs for Fiscal 2009 consisted of costs recorded primarily in connection with the Company's Fiscal 2008 Plan. The Fiscal 2009 costs included $2.5 million of employee-related costs and $5.7 million of facilities and other one-time costs. Acquisition-related integration costs for Fiscal 2008 consisted of costs recorded primarily in connection with the Vincor Plan.

Operating Income (Loss) The following table sets forth the operating income (loss) (in millions of dollars) by operating segment of the Company for Fiscal 2009 and Fiscal 2008.

	Fiscal 2009 Compared to Fiscal 2008 Operating Income (Loss)		
	2009	2008	% Increase (Decrease)
Constellation Wines	**$ 621.8**	$ 558.4	11 %
Constellation Spirits	**69.6**	72.0	(3)%
Corporate Operations and Other	**(93.4)**	(85.5)	9 %
Crown Imports	**504.1**	509.0	(1)%
Consolidations and eliminations	**(504.1)**	(509.0)	1 %
Total Reportable Segments	**598.0**	544.9	10 %
Acquisition-Related Integration Costs, Restructuring Charges and Unusual Costs	**(575.0)**	(901.6)	NM
Consolidated Operating Income (Loss)	**$ 23.0**	$(356.7)	NM

NM = Not Meaningful

As a result of the factors discussed above, consolidated operating income increased to $23.0 million for Fiscal 2009 from a consolidated operating loss of $356.7 million for Fiscal 2008, an increase of $379.7 million. Acquisition-related integration costs, restructuring charges and unusual costs of $575.0 million and $901.6 million for Fiscal 2009 and Fiscal 2008, respectively, consist of certain costs that are excluded by management in their evaluation of the results of each operating segment. These costs include:

	Fiscal	
(in millions)	**2009**	2008
Cost of Product Sold		
Flow through of inventory step-up	**$ 22.2**	$ 11.4
Inventory write-downs	**56.8**	10.1
Accelerated depreciation	**11.2**	12.0
Other	**37.1**	0.1
Cost of Product Sold	**127.3**	33.6
Selling, General and Administrative Expenses		
Loss on sale of Pacific Northwest Business	**23.2**	–
Loss, primarily on assets held for sale, in connection with the March 2009 sale of the value spirits business	**15.6**	–
Loss (gain) on sale of non-strategic assets	**8.1**	(4.8)
Loss on sale of Almaden and Inglenook wine brands and certain other assets	**–**	27.8
Loss on the contribution of the U.K. wholesale business	**–**	6.6
Other costs	**24.2**	7.5
Selling, General and Administrative Expenses	**71.1**	37.1
Impairment of Goodwill and Intangible Assets	**300.4**	812.2
Restructuring Charges	**68.0**	6.9
Acquisition-Related Integration Costs	**8.2**	11.8
Acquisition-Related Integration Costs, Restructuring Charges and Unusual Costs	**$575.0**	$901.6

Equity in Earnings of Equity Method Investees The Company's equity in earnings of equity method investees decreased to $186.6 million in Fiscal 2009 from $257.9 million in Fiscal 2008, a decrease of $71.3 million, or (28%). This decrease is primarily due to $83.3 million of impairment losses recognized in Fiscal 2009 on certain of the Company's international equity method investments, primarily in the fourth quarter of fiscal 2009 (as more fully discussed in the Overview) versus a $15.1 million impairment loss recognized in the fourth quarter of fiscal 2008.

Net sales for Crown Imports increased slightly to $2,393.2 million for Fiscal 2009 from $2,391.0 million for Fiscal 2008, an increase of $2.2 million, or 1%. Crown Imports gross profit decreased $17.9 million, as the slight increase in net sales was more than offset by a contractual price increase in Mexican beer costs. Selling, general and administrative expenses decreased $13.0 million, primarily due to a decrease in advertising spend resulting from timing of marketing activities. Operating income decreased $4.8 million, or (1%), primarily due to these factors.

Interest Expense, Net Interest expense, net of interest income of $3.8 million and $5.7 million, for Fiscal 2009 and Fiscal 2008, respectively, decreased to $316.4 million for Fiscal 2009 from $341.8 million for Fiscal 2008, a decrease of $25.4 million, or (7%). This was primarily due to lower average interest rates for Fiscal 2009.

Provision for Income Taxes The Company's effective tax rate for Fiscal 2009 of (182.2%) was driven largely by (i) a non-deductible portion of the impairment losses related to goodwill, equity method investments and trademarks of $268.8 million, $83.3 million and $23.6 million, respectively; (ii) the recognition of a valuation allowance of $67.4 million against net operating losses primarily in Australia resulting largely from the Australian Initiative; and (iii) the recognition of income tax expense in connection with the gain on settlement of certain foreign currency economic hedges. The Company's effective tax rate for Fiscal 2008 of (39.2%) was impacted primarily by a non-deductible portion of the impairment losses related to goodwill and certain other intangible assets of $599.9 million and $177.0 million, respectively. In addition, the Company recorded a valuation allowance against net operating loss carryforwards in Australia of $51.7 million for Fiscal 2008.

Net (Loss) Income As a result of the above factors, net loss decreased to a net loss of $301.4 million for Fiscal 2009 from a net loss of $613.3 million for Fiscal 2008, or $311.9 million.

Fiscal 2008 Compared to Fiscal 2007

Net Sales The following table sets forth the net sales (in millions of dollars) by operating segment of the Company for Fiscal 2008 and Fiscal 2007.

	Fiscal 2008 Compared to Fiscal 2007 Net Sales		
	2008	2007	% Increase (Decrease)
Constellation Wines:			
Branded wine	$ 3,016.9	$2,755.7	9 %
Wholesale and other	341.9	1,087.7	(69)%
Constellation Wines net sales	3,358.8	3,843.4	(13)%
Constellation Spirits net sales	414.2	329.4	26 %
Constellation Beers net sales	–	1,043.6	(100)%
Crown Imports net sales	2,391.0	368.8	NM
Consolidations and eliminations	(2,391.0)	(368.8)	NM
Consolidated Net Sales	$ 3,773.0	$5,216.4	(28)%

Net sales for Fiscal 2008 decreased to $3,773.0 million from $5,216.4 million for Fiscal 2007, a decrease of $1,443.4 million, or (28%). This decrease resulted primarily from a decrease in net sales of $1,043.6 million and $759.8 million for the Crown Imports and Matthew Clark investments, respectively, which are accounted for under the equity method of accounting, partially offset by net sales of products acquired in the Vincor Acquisition, Svedka Acquisition and BWE Acquisition of $202.7 million and a favorable foreign currency impact of $133.5 million.

Constellation Wines Net sales for Constellation Wines decreased to $3,358.8 million for Fiscal 2008 from $3,843.4 million in Fiscal 2007, a decrease of $484.6 million, or (13%). Branded wine net sales increased $261.2 million primarily due to $140.2 million of net sales of branded wine acquired in the Vincor Acquisition and BWE Acquisition, a favorable foreign currency impact of $108.2 million and a benefit of $55.7 million due to branded wine net sales for the U.K. previously sold through the Company's U.K. wholesale business, partially offset by lower U.S. base branded wine net sales resulting primarily from the Company's implementation of a program to reduce distributor wine inventory levels in the U.S. Wholesale and other net sales decreased $745.8 million primarily due to accounting for the Matthew Clark investment under the equity method of accounting, partially offset by a favorable foreign currency impact of $25.3 million.

Constellation Spirits Net sales for Constellation Spirits increased to $414.2 million for Fiscal 2008 from $329.4 million for Fiscal 2007, an increase of $84.8 million, or 26%. This increase resulted primarily from $55.1 million of net sales of branded spirits acquired in the Svedka Acquisition and an increase in base branded spirits net sales of $19.9 million due primarily to higher average selling prices.

Constellation Beers Net sales for Constellation Beers decreased $1,043.6 million, or (100%), from Fiscal 2007 as the Crown Imports investment is accounted for under the equity method of accounting.

Gross Profit The Company's gross profit decreased to $1,281.5 million for Fiscal 2008 from $1,523.9 million for Fiscal 2007, a decrease of $242.4 million, or (16%). The Constellation Wines segment's gross profit increased $4.9 million primarily due to increased gross profit of $58.5 million due to the Vincor Acquisition and BWE Acquisition and a favorable foreign currency impact of $40.6 million, partially offset by a decrease of $77.8 million resulting from accounting for the Matthew Clark investment under the equity method of accounting and lower U.S. base branded wine gross profit resulting from the lower U.S. base branded wine net sales primarily as a result of the Company's program to reduce distributor inventory levels. The Constellation Spirits segment's gross profit increased $36.7 million primarily due to increased gross profit of $26.2 million due to the Svedka Acquisition and increased base branded spirits gross profit of $9.0 million resulting from the higher average selling prices. The Constellation Beers segment's gross profit was down $290.9 million due to accounting for the Crown Imports investment under the equity method of accounting. In addition, unusual items, which consist of certain costs that are excluded by management in their evaluation of the results of each operating segment, were lower by $6.9 million in Fiscal 2008 versus Fiscal 2007. This decrease resulted primarily from decreased flow through of inventory step-up of $18.8 million associated primarily with the Vincor Acquisition, partially offset by an increase in inventory write-offs and accelerated depreciation of $9.5 million and $5.4 million, respectively, primarily associated with the Fiscal 2008 Plan.

Gross profit as a percent of net sales increased to 34.0% for Fiscal 2008 from 29.2% for Fiscal 2007 primarily due to the benefit of reporting the lower margin U.K. wholesale and imported beer businesses under the equity method of accounting, partially offset by (i) lower margins in the U.S. base branded wine business primarily due to the distributor inventory reduction program and (ii) lower margins in the U.K. branded wine business primarily due to the Company's absorption of increased duty costs.

Selling, General and Administrative Expenses Selling, general and administrative expenses increased to $807.3 million for Fiscal 2008 from $768.8 million for Fiscal 2007, an increase of $38.5 million, or 5%. This increase is due to an increase of $76.4 million in the Constellation Wines segment, an increase of $30.2 million in the Constellation Spirits segment, and an increase of $24.6 million in Corporate Operations and Other, partially offset by a $82.8 million decrease in selling, general and administrative expenses within the Constellation Beers segment as the Crown Imports investment is accounted for under the equity method of accounting, and a reduction in unusual costs which consist of certain items that are excluded by management in their evaluation of the results of each operating segment of $9.9 million. The increase in the Constellation Wines segment's selling, general and administrative expenses is due to increased general and administrative expenses of $43.2 million, advertising expenses of $20.4 million and selling expenses of $12.8 million resulting primarily from the Vincor Acquisition and BWE Acquisition and the recognition of an additional $6.5 million of stock-based compensation expense. The increase in the Constellation Spirits segment's selling, general and administrative expenses is primarily due to increases in advertising expenses of $14.0 million and selling expenses of $11.8 million resulting primarily from the Svedka Acquisition. The Corporate Operations and Other segment's selling, general and administrative expenses increased primarily due to increased general and administrative expenses to support the Company's growth and the recognition of additional stock-based compensation expense in Fiscal 2008 of $6.8 million. The decrease in unusual costs was primarily due to the recognition in Fiscal 2008 of (i) $35.3 million of other costs associated primarily with the loss on the sale of the Company's Almaden and Inglenook wine brands and certain other assets and (ii) a $6.6 million loss in connection with the contribution of the Company's U.K. wholesale business to the Matthew Clark joint venture, net of a $4.8 million realized gain on a prior asset sale; partially offset by the recognition in Fiscal 2007 of (i) $16.3 million of other costs associated with the Fiscal 2007 Wine Plan (primarily from the write-down of an Australian winery and certain Australian vineyards to fair value less cost to sell) and the Fiscal 2006 Plan, (ii) a $13.4 million loss on the sale of the Company's branded bottled water business resulting from the write-off of $27.7 million of non-deductible intangible assets, primarily goodwill, (iii) financing costs of $11.9 million related primarily to the Company's new senior credit facility entered into in connection with the Vincor Acquisition and (iv) foreign currency losses of $5.4 million on foreign denominated intercompany loan balances associated with the Vincor Acquisition.

Selling, general and administrative expenses as a percent of net sales increased to 21.4% for Fiscal 2008 as compared to 14.7% for Fiscal 2007 primarily due to (i) the reporting of the imported beer and U.K. wholesale businesses under the equity method of accounting, (ii) the percent increase in general and administrative expenses supporting the Company's growth within the Corporate Operations and Other segment and the Constellation Wines segment growing at a faster rate than the increase in the respective segment's net sales (including a combined increase of $13.3 million of stock-based compensation expense for those segments) and (iii) the lower net sales associated with the reduction in the distributor wine inventory levels without a corresponding decrease in selling, general and administrative expenses within the U.S. branded wine business.

Impairment of Goodwill and Intangible Assets The Company recorded $812.2 million of impairment losses for Fiscal 2008, consisting of impairments of goodwill and intangible assets of $599.9 million and $212.3 million, respectively, related primarily to its Constellation Wines segment's Australian and U.K. reporting units.

Restructuring Charges The Company recorded $6.9 million of restructuring charges for Fiscal 2008 associated primarily with the Company's Fiscal 2008 Plan and the Fiscal 2006 Plan of $12.0 million, partially offset by the reversal of prior accruals related primarily to the Vincor Plan of $5.1 million. Restructuring charges included $10.2 million of employee termination benefit costs, ($3.4) million of contract termination costs and $0.1 million of facility consolidation/relocation costs. The Company recorded $32.5 million of restructuring charges for Fiscal 2007 associated primarily with the Company's Fiscal 2007 Wine Plan and Fiscal 2006 Plan.

In addition, the Company incurred additional costs for Fiscal 2008 and Fiscal 2007 in connection with the Company's restructuring and acquisition-related integration plans. Total costs incurred in connection with the Company's restructuring and acquisition-related integration plans for Fiscal 2008 and Fiscal 2007 are as follows:

	Fiscal	
(in millions)	2008	2007
Cost of Product Sold		
Inventory write-downs	$10.1	$ 0.6
Accelerated depreciation	$12.0	$ 6.6
Selling, General and Administrative Expenses		
Other costs	$ 2.2	$16.3
Impairment of Intangible Assets	$ 7.4	$ –
Restructuring Charges	$ 6.9	$32.5
Acquisition-Related Integration Costs (see below)	$11.8	$23.6

Acquisition-Related Integration Costs Acquisition-related integration costs decreased to $11.8 million for Fiscal 2008 from $23.6 million for Fiscal 2007. Acquisition-related integration costs for Fiscal 2008 consisted of costs recorded primarily in connection with the Company's Vincor Plan and the Fiscal 2008 Plan. These costs included $4.8 million of employee-related costs and $7.0 million of facilities and other costs. Acquisition-related integration costs for Fiscal 2007 consisted of costs recorded primarily in connection with the Vincor Plan.

Operating (Loss) Income The following table sets forth the operating (loss) income (in millions of dollars) by operating segment of the Company for Fiscal 2008 and Fiscal 2007.

	Fiscal 2008 Compared to Fiscal 2007 Operating (Loss) Income		
	2008	2007	% Increase (Decrease)
Constellation Wines	$ 558.4	$ 629.9	(11)%
Constellation Spirits	72.0	65.5	10 %
Constellation Beers	–	208.1	(100)%
Corporate Operations and Other	(85.5)	(60.9)	40 %
Crown Imports	509.0	78.4	NM
Consolidations and eliminations	(509.0)	(78.4)	NM
Total Reportable Segments	544.9	842.6	(35)%
Acquisition-Related Integration Costs, Restructuring Charges and Unusual Costs	(901.6)	(143.6)	528 %
Consolidated Operating (Loss) Income	$(356.7)	$ 699.0	(151)%

As a result of the factors discussed above, consolidated operating (loss) income decreased to an operating loss of $356.7 million for Fiscal 2008 from operating income of $699.0 million for Fiscal 2007, a decrease of $1,055.7 million, or (151%). Acquisition-related integration costs, restructuring charges and unusual costs of $901.6 million and $143.6 million for Fiscal 2008 and Fiscal 2007, respectively, consist of certain costs that are excluded by management in their evaluation of the results of each operating segment. These costs include:

	Fiscal	
(in millions)	2008	2007
Cost of Product Sold		
Flow through of inventory step-up	$ 11.4	$ 30.2
Inventory write-downs	10.1	0.6
Accelerated depreciation	12.0	6.6
Other	0.1	3.1
Cost of Product Sold	33.6	40.5
Selling, General and Administrative Expenses		
Gain on sale of non-strategic asset	(4.8)	–
Loss on sale of Almaden and Inglenook wine brands and certain other assets	27.8	–
Loss on the contribution of the U.K. wholesale business	6.6	–
Loss on sale of the branded bottled water business	–	13.4
Financing costs	–	11.9
Foreign currency losses on foreign denominated intercompany loan balances	–	5.4
Other costs	7.5	16.3
Selling, General and Administrative Expenses	37.1	47.0
Impairment of Goodwill and Intangible Assets	812.2	–
Restructuring Charges	6.9	32.5
Acquisition-Related Integration Costs	11.8	23.6
Acquisition-Related Integration Costs, Restructuring Charges and Unusual Costs	$901.6	$143.6

Equity in Earnings of Equity Method Investees The Company's equity in earnings of equity method investees increased to $257.9 million in Fiscal 2008 from $49.9 million in Fiscal 2007. This increase is primarily due to the January 2, 2007, consummation of the Crown Imports joint venture and the reporting of the results of operations of that joint venture since that date under the equity method of accounting of $255.1 million.

Gain on Change in Fair Value of Derivative Instrument In April 2006, the Company entered into a foreign currency forward contract in connection with the Vincor Acquisition to fix the U.S. dollar cost of the acquisition and the payment of certain outstanding indebtedness. For Fiscal 2007, the Company recorded a gain of $55.1 million in connection with this derivative instrument. Under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, a transaction that involves a business combination is not eligible for hedge accounting treatment. As such, the gain was recognized separately on the Company's Consolidated Statements of Operations.

Interest Expense, Net Interest expense, net of interest income of $5.7 million and $5.4 million, for Fiscal 2008 and Fiscal 2007, respectively, increased to $341.8 million for Fiscal 2008 from $268.7 million for Fiscal 2007, an increase of $73.1 million, or 27%. The increase resulted primarily from higher average borrowings in Fiscal 2008 as a result of the funding of the Vincor Acquisition, Svedka Acquisition and BWE Acquisition, and the $500.0 million of share repurchases, partially offset by $185.6 million of net proceeds from the formation of the U.K. wholesale joint venture.

Provision for Income Taxes The Company's effective tax rate was (39.2%) for Fiscal 2008 as compared to 38.0% for Fiscal 2007. The change in the Company's effective tax rate for Fiscal 2008 is primarily due to a non-deductible portion of the impairment losses related to goodwill and certain other intangible assets of $599.9 million and $177.0 million, respectively. In addition, the Company recorded a valuation allowance against net operating loss carryforwards in Australia of $51.7 million for Fiscal 2008. In Fiscal 2007, the Company sold its branded bottled water business that resulted in the write-off of $27.7 million of non-deductible intangible assets, primarily goodwill. The provision for income taxes on the sale of the branded bottled water business increased the Company's effective tax rate for Fiscal 2007.

Net (Loss) Income As a result of the above factors, net (loss) income decreased to a net loss of $613.3 million for Fiscal 2008 from net income of $331.9 million for Fiscal 2007, a decrease of $945.2 million.

Financial Liquidity and Capital Resources

General The Company's principal use of cash in its operating activities is for purchasing and carrying inventories and carrying seasonal accounts receivable. The Company's primary source of liquidity has historically been cash flow from operations, except during annual grape harvests when the Company has relied on short-term borrowings. In the U.S. and Canada, the annual grape crush normally begins in August and runs through October. In Australia and New Zealand, the annual grape crush normally begins in February and runs through May. The Company generally begins taking delivery of grapes at the beginning of the crush season with payments for such grapes beginning to come due one month later. The Company's short-term borrowings to support such purchases generally reach their highest levels one to two months after the crush season has ended. Historically, the Company has used cash flow from operating activities to repay its short-term borrowings and fund capital expenditures. The Company will continue to use its short-term borrowings to support its working capital requirements.

The global credit crisis has imposed exceptional levels of volatility in the capital markets, severely diminished liquidity and credit availability, and increased counterparty risk. Nevertheless, the Company has maintained adequate liquidity to meet current working capital requirements, fund capital expenditures, repay scheduled principal and interest payments on debt, and prepay certain future principal payments on debt. Absent further severe deterioration of market conditions, the Company believes that cash provided by operating activities and its financing activities, primarily short-term borrowings, will provide adequate resources to satisfy its working capital, scheduled principal and interest payments on debt, and anticipated capital expenditure requirements for both its short-term and long-term capital needs.

As of April 20, 2009, the Company had $707.5 million in revolving loans available to be drawn under its 2006 Credit Agreement. The member financial institutions participating in the Company's 2006 Credit Agreement have complied with prior funding requests and the Company believes the member financial institutions will comply with ongoing funding requests. However, there can be no assurances that any particular financial institution will continue to do so in the future.

Fiscal 2009 Cash Flows

Operating Activities Net cash provided by operating activities for Fiscal 2009 was $506.9 million, which resulted primarily from a net loss of $301.4 million of net income, plus $748.0 million of net non-cash items charged to the Consolidated Statements of Operations and $159.3 million of other, net, less $99.0 million representing the net change in the Company's operating assets and liabilities.

The net non-cash items consisted primarily of impairment losses of goodwill and intangible assets; depreciation of property, plant and equipment; equity in earnings of equity method investees, net of distributed earnings; and the write-down of inventory in Australia.

The net change in operating assets and liabilities resulted primarily from an increase in inventories of $86.0 million and a decrease in other accrued expenses and liabilities of $95.0 million, partially offset by a decrease in accounts receivable of $87.4 million. The offsetting increase in inventories and decrease in accounts receivable are both attributable primarily to lower net sales for the Company's fourth quarter of fiscal 2009 compared to the Company's fourth quarter of fiscal 2008. The decrease in other accrued expenses and liabilities is primarily attributable to an increase in cash paid for income taxes.

Other, net, consisted primarily of (i) cash proceeds of $94.8 million from the gain on settlement of certain foreign currency hedges which were designed to economically hedge foreign currency risk associated with certain foreign currency denominated intercompany balances; (ii) cash proceeds of $27.5 million for tenant allowances received in connection with the Company's 19.5 year lease of a new warehousing and production facility in the U.K. as part of the Fiscal 2007 Wine Plan; (iii) $11.5 million of non-cash losses on certain foreign currency denominated intercompany balances, net of non-cash gains on certain foreign currency hedges which were designed to economically hedge foreign currency risk associated with these certain foreign currency denominated intercompany balances; (iv) a $9.1 million non-cash loss associated with the settlement of pension and postretirement liabilities as a result of the sale of a nonstrategic Canadian distilling facility; and (v) $7.4 million of non-cash losses on contractual obligations recorded in connection with the sale of the Pacific Northwest Business.

Investing Activities Net cash provided by investing activities for Fiscal 2009 was $128.6 million, which resulted primarily from the proceeds from the sale of the Pacific Northwest Business of $204.2 million, net of direct costs to sell, less $128.6 million of capital expenditures.

Financing Activities Net cash used in financing activities for Fiscal 2009 was $647.4 million resulting primarily from principal payments of long-term debt of $577.6 million and net repayment of notes payable of $109.7 million.

Fiscal 2008 Cash Flows

Operating Activities Net cash provided by operating activities for Fiscal 2008 was $519.8 million, which resulted primarily from a net loss of $613.3 million and net payments of $32.1 million associated with the change in operating assets and liabilities (net of effects from purchases and sales of businesses), partially offset by $1,165.2 million of net non-cash items charged to the Company's Consolidated Statements of Operations. The net change in operating assets and liabilities was primarily driven by a $37.8 million increase in inventories and $29.2 million of other items, partially offset by a decrease in accounts receivable, net, of $56.2 million. The increase in inventories was due primarily to a delay in the release of the Canadian icewine vintage and an increase in U.S. wine inventory balances as a result of the Company's program to reduce distributor wine inventory levels. The other items consist primarily of $24.7 million of losses on cash settlement of derivative instruments designed to economically hedge foreign currency risk associated with foreign currency denominated intercompany balances. These losses offset non-cash gains in the Company's Consolidated Statements of Operations associated with the foreign currency denominated intercompany balances. The decrease in accounts receivable, net, is due to lower U.S. sales in the fourth quarter of fiscal 2008 in connection with the Company's program to reduce distributor wine inventory levels and collection of accounts receivable balances acquired in the BWE Acquisition, partially offset by increased U.K. accounts receivable in connection with sales to Matthew Clark. The net non-cash items consisted primarily of impairment losses of goodwill and intangible assets, depreciation of property, plant and equipment and deferred tax provision.

Investing Activities Net cash used in investing activities for Fiscal 2008 was $1,112.9 million, which resulted primarily from the use of $1,274.1 million, net of cash acquired, for the Svedka Acquisition and BWE Acquisition, and $143.8 million of capital expenditures, partially offset by $185.6 million of net proceeds from the formation of the U.K. wholesale joint venture and $133.7 million from the sale of the Company's Almaden and Inglenook wine brands and certain other assets.

Financing Activities Net cash provided by financing activities for Fiscal 2008 was $584.9 million resulting primarily from proceeds from issuance of long-term debt of $1,212.9 million and from notes payable of $219.4 million, partially offset by purchases of treasury stock of $500.0 million and principal payments of long-term debt of $374.9 million.

Share Repurchase Programs

During February 2006, the Company's Board of Directors replenished a June 1998 Board of Directors authorization to repurchase up to $100.0 million of the Company's Class A

Common Stock and Class B Convertible Common Stock. During Fiscal 2007, the Company repurchased 3,894,978 shares of Class A Common Stock at an aggregate cost of $100.0 million, or at an average cost of $25.67 per share. The Company used revolver borrowings under the June 2006 Credit Agreement to pay the purchase price for these shares. During February 2007, the Company's Board of Directors authorized the repurchase of up to $500.0 million of the Company's Class A Common Stock and Class B Convertible Common Stock. During Fiscal 2008, the Company repurchased 21,332,468 shares of Class A Common Stock pursuant to this authorization at an aggregate cost of $500.0 million, or an average cost of $23.44 per share, through a combination of open market transactions and an accelerated share repurchase ("ASR") transaction that was announced in May 2007. The repurchased shares include 933,206 shares of Class A Common Stock that were received by the Company in July 2007 in connection with the early termination of the calculation period for the ASR transaction by the counterparty to the ASR transaction. The Company used revolver borrowings under the 2006 Credit Agreement to pay the purchase price for the repurchased shares. The repurchased shares have become treasury shares.

Debt

Total debt outstanding as of February 28, 2009, amounted to $4,433.6 million, a decrease of $823.9 million from February 29, 2008. The ratio of total debt to total capitalization increased to 69.9% as of February 28, 2009, from 65.5% as of February 29, 2008. The increase is attributable primarily to the foreign currency impact on the Company's total capitalization.

Senior Credit Facility

2006 Credit Agreement In connection with the Vincor Acquisition, on June 5, 2006, the Company and certain of its U.S. subsidiaries, JPMorgan Chase Bank, N.A. as a lender and administrative agent, and certain other agents, lenders, and financial institutions entered into a new credit agreement (the "June 2006 Credit Agreement"). On February 23, 2007, and on November 19, 2007, the June 2006 Credit Agreement was amended (collectively, the "2007 Amendments"). The June 2006 Credit Agreement together with the 2007 Amendments is referred to as the "2006 Credit Agreement." The 2006 Credit Agreement provides for aggregate credit facilities of $3.9 billion, consisting of a $1.2 billion tranche A term loan facility due in June 2011, a $1.8 billion tranche B term loan facility due in June 2013, and a $900 million revolving credit facility (including a sub-facility for letters of credit of up to $200 million) which terminates in June 2011. Proceeds of the June 2006 Credit Agreement were used to pay off the Company's obligations under its prior senior credit facility, to fund the Vincor Acquisition and to repay certain indebtedness of Vincor. The Company uses its revolving credit facility under the 2006 Credit Agreement for general corporate purposes, including working capital, on an as needed basis.

As of February 28, 2009, the required principal repayments of the tranche A term loan and the tranche B term loan for each of the five succeeding fiscal years are as follows:

(in millions)	Tranche A Term Loan	Tranche B Term Loan	Total
2010	$ –	$ –	$ –
2011	225.0	4.0	229.0
2012	150.0	4.0	154.0
2013	–	714.0	714.0
2014	–	712.0	712.0
	$375.0	$1,434.0	$1,809.0

The rate of interest on borrowings under the 2006 Credit Agreement is a function of LIBOR plus a margin, the federal funds rate plus a margin, or the prime rate plus a margin. The margin is adjustable based upon the Company's debt ratio (as defined in the 2006 Credit Agreement) with respect to the tranche A term loan facility and the revolving credit facility. The margin is fixed with respect to the tranche B term loan facility. As of February 28, 2009, the LIBOR margin for the tranche A term loan facility and the revolving credit facility is currently at the maximum rate of 1.25%, while the LIBOR margin on the tranche B term loan facility is 1.50%.

The February 23, 2007, amendment amended the June 2006 Credit Agreement to, among other things, (i) increase the revolving credit facility from $500.0 million to $900.0 million, which increased the aggregate credit facilities from $3.5 billion to $3.9 billion; (ii) increase the aggregate amount of cash payments the Company is permitted to make in respect or on account of its capital stock; (iii) remove certain limitations on the incurrence of senior unsecured indebtedness and the application of proceeds thereof; (iv) increase the maximum permitted total "Debt Ratio" and decrease the required minimum "Interest Coverage Ratio"; and (v) eliminate the "Senior Debt Ratio" covenant and the "Fixed Charges Ratio" covenant. The November 19, 2007, amendment clarified certain provisions governing the incurrence of senior unsecured indebtedness and the application of proceeds thereof under the June 2006 Credit Agreement, as previously amended.

The Company's obligations are guaranteed by certain of its U.S. subsidiaries. These obligations are also secured by a pledge of (i) 100% of the ownership interests in certain of the Company's U.S. subsidiaries and (ii) 65% of the voting capital stock of certain of the Company's foreign subsidiaries.

The Company and its subsidiaries are also subject to covenants that are contained in the 2006 Credit Agreement, including those restricting the incurrence of additional indebtedness (including guarantees of indebtedness), additional liens, mergers and consolidations, disposition or acquisition of property, the payment of dividends, transactions with affiliates and the making of certain investments, in each case subject to numerous conditions, exceptions and thresholds. The financial covenants are limited to maximum total debt coverage ratios and minimum interest coverage ratios.

As of February 28, 2009, under the 2006 Credit Agreement, the Company had outstanding tranche A term loans of $375.0 million bearing an interest rate of 2.2%, tranche B term loans of $1,434.0 million bearing an interest rate of 3.3%, revolving loans of $67.2 million bearing an interest rate of 1.7%, outstanding letters of credit of $32.0 million, and $800.8 million in revolving loans available to be drawn.

Subsequent to February 28, 2009, the Company used proceeds from the sales of certain assets, including proceeds from the March 2009 sale of its value spirits business, to prepay $260.0 million on the Company's tranche A and tranche B term loans under the 2006 Credit Agreement. As of April 20, 2009, under the 2006 Credit Agreement, the Company had outstanding tranche A term loans of $321.0 million bearing an interest rate of 2.0%, tranche B term loans of $1,228.0 million bearing an interest rate of 2.7%, revolving loans of $160.0 million bearing an interest rate of 1.7%, outstanding letters of credit of $32.5 million, and $707.5 million in revolving loans available to be drawn.

In March 2005, the Company replaced its then-outstanding five year interest rate swap agreements with new five year delayed start interest rate swap agreements effective March 1, 2006, which are outstanding as of February 28, 2009. These delayed start interest rate swap agreements extended the original hedged period through Fiscal 2010. The swap agreements fixed LIBOR interest rates on $1,200.0 million of the Company's floating LIBOR rate debt at an average rate of 4.1% over the five year term. The Company received $30.3 million in proceeds from the unwinding of the original swaps. This amount is being reclassified from Accumulated Other Comprehensive Income ("AOCI") ratably into earnings in the same period in which the original hedged item is recorded in the Consolidated Statements of Operations. For Fiscal 2009 and Fiscal 2008, the Company reclassified $12.6 million and $7.1 million, net of income tax effect, respectively, from AOCI to interest expense, net on the Company's Consolidated Statements of Operations. This non-cash operating activity is included in the other, net line in the Company's Consolidated Statements of Cash Flows.

Senior Notes In February 2001, the Company issued $200.0 million aggregate principal amount of 8% Senior Notes due February 2008 (the "February 2001 Senior Notes"). On February 15, 2008, the Company repaid the February 2001 Senior Notes with proceeds from its revolving credit facility under the 2006 Credit Agreement.

As of February 28, 2009, the Company had outstanding £1.0 million ($1.4 million) aggregate principal amount of 8 1/2% Series B Senior Notes due November 2009 (the "Sterling Series B Senior Notes"). In addition, as of February 28, 2009, the Company had outstanding £154.0 million ($220.5 million, net of $0.1 million unamortized discount) aggregate principal amount of 8 1/2% Series C Senior Notes due November 2009 (the "Sterling Series C Senior Notes").

On August 15, 2006, the Company issued $700.0 million aggregate principal amount of 7 1/4% Senior Notes due September 2016 at an issuance price of $693.1 million (net of $6.9 million unamortized discount, with an effective interest rate of 7.4%) (the "August 2006 Senior Notes"). The net proceeds of the offering ($685.6 million) were used to reduce a corresponding amount of borrowings under the Company's June 2006 Credit Agreement. As of February 28, 2009, the Company had outstanding $694.4 million (net of $5.6 million unamortized discount) aggregate principal amount of August 2006 Senior Notes.

On May 14, 2007, the Company issued $700.0 million aggregate principal amount of 7 1/4% Senior Notes due May 2017 (the "Original May 2007 Senior Notes"). The net proceeds of the offering ($693.9 million) were used to reduce a corresponding amount of borrowings under the revolving portion of the Company's 2006 Credit Agreement. In January 2008, the Company exchanged $700.0 million aggregate principal amount of 7 1/4% Senior Notes due May 2017 (the "May 2007 Senior Notes") for all of the Original May 2007 Senior Notes. The terms of the May 2007 Senior Notes are substantially identical in all material respects to the Original May 2007 Senior Notes, except that the May 2007 Senior Notes are registered under the Securities Act of 1933, as amended. As of February 28, 2009, the Company had outstanding $700.0 million aggregate principal amount of May 2007 Senior Notes.

On December 5, 2007, the Company issued $500.0 million aggregate principal amount of 8 3/8% Senior Notes due December 2014 at an issuance price of $496.7 million (net of $3.3 million unamortized discount, with an effective interest rate of 8.5%) (the "December 2007 Senior Notes"). The net proceeds of the offering ($492.2 million) were used to fund a portion of the purchase price of BWE. As of February 28, 2009, the Company had outstanding $497.2 million (net of $2.8 million unamortized discount) aggregate principal amount of December 2007 Senior Notes.

The senior notes described above are redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to 100% of the outstanding principal amount and a make whole payment based on the present value of the future payments at the adjusted Treasury Rate or adjusted Gilt rate plus 50 basis points. The senior notes are senior unsecured obligations and rank equally in right of payment to all existing and future senior unsecured indebtedness of the Company. Certain of the Company's significant U.S. operating subsidiaries guarantee the senior notes, on a senior unsecured basis.

Senior Subordinated Notes As of February 28, 2009, the Company had outstanding $250.0 million aggregate principal amount of 8 1/8% Senior Subordinated Notes due January 2012 (the "January 2002 Senior Subordinated Notes"). The January 2002 Senior Subordinated Notes are currently redeemable, in whole or in part, at the option of the Company.

Subsidiary Credit Facilities In addition to the above arrangements, the Company has additional credit arrangements totaling $334.6 million as of February 28, 2009. These arrangements primarily support the financing needs of the Company's domestic and foreign subsidiary operations. Interest rates and other terms of these borrowings vary from country to country, depending on local market conditions. As of February 28, 2009, amounts outstanding under these arrangements were $193.9 million.

Contractual Obligations and Commitments

The following table sets forth information about the Company's long-term contractual obligations outstanding at February 28, 2009. The table brings together data for easy reference from the consolidated balance sheet and from individual notes to the Company's consolidated financial statements. See Notes 9, 10, 11, 12, 13, and 14 to the Company's consolidated financial statements located in this Annual Report for a detailed discussion of the items noted in the following table.

		Payments Due by Period			
(in millions)	Total	Less than 1 year	1–3 years	3–5 years	After 5 years
Contractual obligations					
Notes payable to banks	$ 227.3	$ 227.3	$ –	$ –	$ –
Interest payments on notes payable to banks[1]	6.3	6.3	–	–	–
Long-term debt (excluding unamortized discount)	4,214.8	235.3	648.9	1,429.1	1,901.5
Interest payments on long-term debt[2]	1,405.8	278.1	425.5	330.5	371.7
Operating leases	568.8	75.1	117.1	78.6	298.0
Other long-term liabilities[3]	306.9	148.5	85.6	28.7	44.1
Unconditional purchase obligations[4]	2,198.9	425.5	656.5	379.0	737.9
Total contractual obligations	$8,928.8	$1,396.1	$1,933.6	$2,245.9	$3,353.2

(1) Interest payments on notes payable to banks include interest on both revolving loans under the Company's senior credit facility and on foreign subsidiary credit facilities. The weighted average interest rate on the revolving loans under the Company's senior credit facility was 1.7% as of February 28, 2009. Interest rates on foreign subsidiary credit facilities range from 1.1% to 5.0% as of February 28, 2009.

(2) Interest rates on long-term debt obligations range from 3.1% to 8.5%. Interest payments on long-term debt obligations include amounts associated with the Company's outstanding interest rate swap agreements to fix LIBOR interest rates on $1,200.0 million of the Company's floating LIBOR rate debt. Interest payments on long-term debt do not include interest related to capital lease obligations or certain foreign credit arrangements, which represent approximately 0.8% of the Company's total long-term debt, as amounts are not material.

(3) Other long-term liabilities include $35.4 million associated with expected payments for unrecognized tax benefit liabilities as of February 28, 2009, including $21.4 million in the less than one year period. The payments are reflected in the period in which the Company believes they will ultimately be settled based on the Company's experience in these matters. Other long-term liabilities do not include payments for unrecognized tax benefit liabilities of $101.3 million due to the uncertainty of the timing of future cash flows associated with these unrecognized tax benefit liabilities. In addition, other long-term liabilities do not include expected payments for interest and penalties associated with unrecognized tax benefit liabilities as amounts are not material. See Note 11 to the Company's consolidated financial statements located in this Annual Report for a detailed discussion of these items.

(4) Total unconditional purchase obligations consist of $16.1 million for contracts to purchase various spirits over the next four fiscal years, $1,941.1 million for contracts to purchase grapes over the next sixteen fiscal years, $49.2 million for contracts to purchase bulk wine over the next four fiscal years, $163.1 million for a contract to purchase a certain raw material over the next three fiscal years and $29.4 million for processing contracts over the next four fiscal years. See Note 14 to the Company's consolidated financial statements located in this Annual Report for a detailed discussion of these items.

Capital Expenditures

During Fiscal 2009, the Company incurred $128.6 million for capital expenditures. The Company plans to spend from $150.0 million to $170.0 million for capital expenditures in Fiscal 2010. Included within the planned expenditures for Fiscal 2010 are amounts associated with the Company's initiative relating to the implementation of a comprehensive, multi-year program that will strengthen and enhance the Company's global business capabilities and processes through the creation of an integrated technology platform to improve the accessibility of information and visibility of global data. Management reviews the capital expenditure program periodically and modifies it as required to meet current business needs.

Effects of Inflation and Changing Prices

The Company's results of operations and financial condition have not been significantly affected by inflation and changing prices. The Company intends to pass along rising costs through increased selling prices and identifying ongoing cost savings initiatives, subject to normal competitive conditions. There can be no assurances, however, that the Company will be able to pass along rising costs through increased selling prices.

Critical Accounting Policies

The Company's significant accounting policies are more fully described in Note 1 to the Company's consolidated financial statements located in this Annual Report. However, certain of the Company's accounting policies are particularly important to the portrayal of the Company's financial position and results of operations and require the application of significant judgment by the Company's management; as a result they are subject to an inherent degree of uncertainty. In applying those policies, the Company's management uses its judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on the Company's historical experience, the Company's observance of trends in the industry, information provided by the Company's customers and information available from other outside sources, as appropriate. On an ongoing basis, the Company reviews its estimates to ensure that they appropriately reflect changes in the Company's business. The Company's critical accounting policies include:

- *Accounting for promotional activities.* Sales reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, coupons, and rebates. Certain customer incentive programs require management to estimate the cost of those programs. The accrued liability for these programs is determined through analysis of programs offered, historical trends, expectations regarding customer and consumer participation, sales and payment trends, and experience with payment patterns associated with similar programs that had been previously offered. If assumptions included in the Company's estimates were to change or market conditions were to change, then material incremental reductions to revenue could be required, which would have a material adverse impact on the Company's financial statements. Promotional costs were $712.1 million, $733.7 million and $635.6 million for Fiscal 2009, Fiscal 2008 and Fiscal 2007, respectively. Accrued promotion costs were $100.3 million and $143.9 million as of February 28, 2009, and February 29, 2008, respectively.

- *Inventory valuation.* Inventories are stated at the lower of cost or market, cost being determined on the first-in, first-out method. The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company's forecasted usage to their estimated net realizable value. The Company estimates the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements. Reductions to the carrying value of inventories are recorded in cost of product sold. If the future demand for the Company's products is less favorable than the Company's forecasts, then the value of the inventories may be required to be reduced, which could result in material additional expense to the Company and have a material adverse impact on the Company's financial statements. Inventories were $1,828.7 million and $2,179.5 million as of February 28, 2009, and February 29, 2008, respectively.

- *Accounting for business combinations.* The acquisition of businesses is an important element of the Company's strategy. Under the purchase method, the Company is required to record the net assets acquired at the estimated fair value at the date of acquisition. The determination of the fair value of the assets acquired and liabilities assumed requires the Company to make estimates and assumptions that affect the Company's financial statements. For example, the Company's acquisitions typically result in goodwill and other intangible assets; the value and estimated life of those assets may affect the amount of future period amortization expense for intangible assets with finite lives as well as possible impairment charges that may be incurred. Amortization expense for amortizable intangible assets was $6.8 million, $4.8 million and $2.8 million for Fiscal 2009, Fiscal 2008 and Fiscal 2007, respectively. Amortizable intangible assets were $75.7 million and $68.5 million as of February 28, 2009, and February 29, 2008, respectively.

- *Impairment of goodwill and intangible assets with indefinite lives.* Intangible assets with indefinite lives consist primarily of trademarks. The Company is required to analyze its goodwill and other intangible assets with indefinite lives for impairment on an annual basis as well as when events and circumstances indicate that an impairment may have occurred. Certain factors that may occur and indicate that an impairment exists include, but are not limited to, operating results that are lower than expected and adverse industry or market economic trends. The impairment testing requires management to estimate the fair value of the assets, including the reporting unit goodwill, and record an impairment loss for the excess of the carrying value over the fair value. The estimate of fair value of the intangible assets is generally determined on the basis of discounted future cash flows. The estimate of fair value of the reporting unit is generally determined on the basis of discounted future cash flows supplemented by the market approach. In estimating the fair value, management must make assumptions and projections regarding such items as future cash flows, future revenues, future earnings and other factors. The assumptions used in the estimate of fair value are generally consistent with the past performance of each reporting unit and other intangible assets and are also consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. If these estimates or their related assumptions change in the future, the Company may be required to record an impairment loss for these assets. The recording of any resulting impairment loss could have a material adverse impact on the Company's financial statements. The most significant assumptions used in the discounted future cash flows calculation to determine the fair value of the Company's reporting units and the fair value of intangible assets with indefinite lives in connection with impairment testing are: (i) the discount rate, (ii) the expected long-term growth rate and (iii) the annual cash flow projections.

  If the Company used a discount rate that was 50 basis points higher or used an expected long-term growth rate that was 50 basis points lower or used annual cash flow projections that were 100 basis points lower in its impairment testing of goodwill, then the changes individually, for only the discount rate and the expected long-term growth rate, would have resulted in the carrying value of the net assets of one of the reporting units, including its goodwill, exceeding its fair value, which would indicate the potential for impairment and the requirement to measure the amount of impairment, if any. If the Company used a discount rate that was 50 basis points higher or used an expected long-term growth rate that was 50 basis points lower or used annual cash flow projections that were 100 basis points lower in its impairment testing of intangible assets with indefinite lives, then the changes individually, for only the discount rate, would have resulted in one unit of accounting's carrying value exceeding its fair value.

In the fourth quarter of fiscal 2009, pursuant to the Company's accounting policy, the Company performed its annual goodwill impairment analysis. As a result of this analysis, the Company concluded that the carrying amount of goodwill assigned to the Constellation Wines segment's U.K. reporting unit exceeded its implied fair value and recorded an impairment loss of $252.7 million, which is included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. In the fourth quarter of fiscal 2008, as a result of its annual goodwill impairment analysis, the Company concluded that the carrying amounts of goodwill assigned to the Constellation Wines segment's Australian and U.K. reporting units exceeded their implied fair values and recorded impairment losses of $599.9 million, which are included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. No impairment losses of goodwill were recorded for Fiscal 2007. Goodwill was $2,615.0 million and $3,123.9 million as of February 28, 2009, and February 29, 2008, respectively.

During the fourth quarter of fiscal 2009, the Company performed its review of indefinite lived intangible assets for impairment. The Company determined that certain trademarks associated primarily with the Constellation Wines segment's U.K. reporting unit were impaired. Accordingly, the Company recorded impairment losses of $25.9 million, which are included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. During the fourth quarter of fiscal 2008, the Company determined that certain intangible assets associated with the Constellation Wines segment, primarily trademarks, were impaired. Accordingly, the Company recorded additional impairment losses of $204.9 million, which are included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. The Company recorded an immaterial impairment loss for Fiscal 2007 for intangible assets with indefinite lives associated with assets held-for-sale. Intangible assets with indefinite lives were $924.9 million and $1,121.5 million as of February 28, 2009, and February 29, 2008, respectively.

- *Accounting for Stock-Based Compensation.* The Company adopted the fair value recognition provisions of SFAS No. 123(R) using the modified prospective transition method on March 1, 2006. Under the fair value recognition provisions of SFAS No. 123(R), stock-based compensation cost is calculated at the grant date based on the fair value of the award and is recognized as expense, net of estimated pre-vesting forfeitures, ratably over the vesting period of the award. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and disclosure regarding the cash flow effects resulting from stock-based payment arrangements. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107, which provided supplemental implementation guidance for SFAS No. 123(R). The Company selected the Black-Scholes option-pricing model as the most appropriate fair value method for its awards granted after March 1, 2006. The calculation of fair value of stock-based awards requires the input of assumptions, including the expected term of the stock-based awards and the associated stock price volatility. The assumptions used in calculating the fair value of stock-based awards represent the Company's best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, then stock-based compensation expense could be materially different in the future. If the Company used an expected term for its stock-based awards that was one year longer, the fair value of stock-based awards granted during Fiscal 2009, Fiscal 2008 and Fiscal 2007 would have increased by $22.5 million, resulting in an increase of $4.6 million of stock-based compensation expense for Fiscal 2009. If the Company used an expected term of the stock-based awards that was one year shorter, the fair value of the stock-based awards granted during Fiscal 2009, Fiscal 2008 and Fiscal 2007 would have decreased by $23.4 million, resulting in a decrease of $4.8 million of stock-based compensation expense for Fiscal 2009. The total amount of stock-based compensation recognized under SFAS No. 123(R) for Fiscal 2009 was $47.5 million, of which $42.9 million was expensed for Fiscal 2009 and $4.6 million was capitalized in inventory as of February 28, 2009. The total amount of stock-based compensation recognized under SFAS No. 123(R) for Fiscal 2008 was $33.6 million, of which $30.4 million was expensed for Fiscal 2008 and $3.2 million was capitalized in inventory as of February 29, 2008. The total amount of stock-based compensation recognized under SFAS No. 123(R) for Fiscal 2007 was $18.1 million, of which $16.5 million was expensed for Fiscal 2007 and $1.6 million was capitalized in inventory as of February 28, 2007.

Accounting Pronouncements Not Yet Adopted

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) ("SFAS No. 141(R)"), "Business Combinations." SFAS No. 141(R), among other things, establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt SFAS No. 141(R) for all business combinations for which the acquisition date is on or after March 1, 2009. The adoption of SFAS No. 141(R) on March 1, 2009, did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 ("SFAS No. 160"), "Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51." SFAS No. 160

amends Accounting Research Bulletin No. 51 ("ARB No. 51"), "Consolidated Financial Statements," to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement also amends certain of ARB No. 51's consolidation procedures for consistency with the requirements of SFAS No. 141(R). In addition, SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The Company is required to adopt SFAS No. 160 for fiscal years beginning March 1, 2009. The adoption of SFAS No. 160 on March 1, 2009, did not have a material impact on the Company's consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, ("FSP No. 142-3"), "Determination of the Useful Life of Intangible Assets." FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets." The intent of FSP No. 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other U.S. generally accepted accounting principles. FSP No. 142-3 is effective for the Company as of March 1, 2009. The adoption of FSP No. 142-3 on March 1, 2009, did not have a material impact on the Company's consolidated financial statements and will be applied prospectively to future business combinations.

Cautionary Information Regarding Forward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's control, that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical facts included in this Annual Report, including without limitation the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operation" regarding (i) the Company's business strategy, future financial position, prospects, plans and objectives of management, (ii) the Company's expected purchase price allocations, restructuring charges, accelerated depreciation, acquisition-related integration costs, and other costs, (iii) information concerning expected actions of third parties, and (iv) future worldwide or domestic economic conditions and the global credit environment are forward-looking statements. When used in this Annual Report, the words "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this Annual Report. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. In addition to the risks and uncertainties of ordinary business operations and conditions in the general economy and markets in which the Company competes, the forward-looking statements of the Company contained in this Annual Report are also subject to the risk and uncertainty that the Company's purchase price allocations, restructuring charges, accelerated depreciation, acquisition-related integration costs, and other costs may vary materially from current expectations due to, among other reasons, variations in anticipated headcount reductions, contract terminations or modifications, equipment relocation, proceeds from the sale of assets identified for sale, product portfolio rationalizations, production footprint and/or other costs of implementation. Additional important factors that could cause actual results to differ materially from those set forth in, or implied by the Company's forward-looking statements contained in this Annual Report are as follows:

- Recent worldwide and domestic economic trends and financial market conditions could adversely impact the Company's financial performance.
- The Company's indebtedness could have a material adverse effect on its financial health.
- The Company's acquisition, disposition and joint venture strategies may not be successful.
- Competition could have a material adverse effect on the Company's business.
- An increase in import and excise duties or other taxes or government regulations could have a material adverse effect on the Company's business.
- The Company relies on the performance of wholesale distributors, major retailers and government agencies for the success of its business.
- The Company's business could be adversely affected by a decline in the consumption of products it sells.
- The Company generally purchases raw materials under short-term supply contracts, and is subject to substantial price fluctuations for grapes and grape-related materials, and the Company has a limited group of suppliers of glass bottles.
- The Company's operations subject itself to risks relating to currency rate fluctuations, interest rate fluctuations and geopolitical uncertainty which could have a material adverse effect on the Company's business.
- The Company has a material amount of intangible assets, such as goodwill and trademarks, and if it is required to write-down any of these intangible assets, it would reduce the Company's net income, which in turn could have a material adverse effect on its results of operations.

- The termination of the Company's joint venture with Modelo relating to importing, marketing and selling imported beer could have a material adverse effect on the Company's business.
- Class action or other litigation relating to alcohol abuse or the misuse of alcohol could adversely affect the Company's business.
- The Company depends upon its trademarks and proprietary rights, and any failure to protect the Company's intellectual property rights or any claims that the Company is infringing upon the rights of others may adversely affect the Company's competitive position and brand equity.
- Contamination could harm the integrity or customer support for the Company's brands and adversely affect the sales of its products.
- An increase in the cost of energy or the cost of environmental regulatory compliance could affect the Company's profitability.
- The Company's reliance upon complex information systems distributed worldwide and its reliance upon third party global networks means the Company could experience interruptions to its business services.
- Changes in accounting standards and taxation requirements could affect the Company's financial results.
- Various diseases, pests and certain weather conditions could affect quality and quantity of grapes or other agricultural raw materials.

For additional information about risks and uncertainties that could adversely affect the Company's forward-looking statements, please refer to the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended February 28, 2009.

Quantitative and Qualitative Disclosures About Market Risk

The Company, as a result of its global operating, acquisition and financing activities, is exposed to market risk associated with changes in foreign currency exchange rates and interest rates. To manage the volatility relating to these risks, the Company periodically purchases and/or sells derivative instruments including foreign currency forward and option contracts and interest rate swap agreements. The Company uses derivative instruments solely to reduce the financial impact of these risks and does not use derivative instruments for trading purposes.

Foreign currency derivative instruments are or may be used to hedge existing foreign currency denominated assets and liabilities, forecasted foreign currency denominated sales/purchases to/from third parties as well as intercompany sales/purchases, intercompany principal and interest payments, and in connection with acquisitions or joint venture investments outside the U.S. As of February 28, 2009, the Company had exposures to foreign currency risk primarily related to the Australian dollar, euro, New Zealand dollar, British pound sterling, Canadian dollar and South African rand.

As of February 28, 2009, and February 29, 2008, the Company had outstanding foreign currency derivative instruments with a notional value of $1,719.4 million and $2,473.5 million, respectively. Approximately 73% of the Company's total exposures were hedged as of February 28, 2009. The estimated fair value of the Company's foreign currency derivative instruments was $7.6 million and $6.3 million as of February 28, 2009, and February 29, 2008, respectively. Using a sensitivity analysis based on estimated fair value of open contracts using forward rates, if the contract base currency had been 10% weaker as of February 28, 2009, and February 29, 2008, the fair value of open foreign currency contracts would have been decreased by $40.4 million and $155.2 million, respectively. Losses or gains from the revaluation or settlement of the related underlying positions would substantially offset such gains or losses on the derivative instruments.

The fair value of fixed rate debt is subject to interest rate risk, credit risk and foreign currency risk. The estimated fair value of the Company's total fixed rate debt, including current maturities, was $2,353.3 million and $2,507.2 million as of February 28, 2009, and February 29, 2008, respectively. A hypothetical 1% increase from prevailing interest rates as of February 28, 2009, and February 29, 2008, would have resulted in a decrease in fair value of fixed interest rate long-term debt by $107.9 million and $124.7 million, respectively.

As of February 28, 2009, and February 29, 2008, the Company had outstanding interest rate swap agreements to minimize interest rate volatility. The swap agreements fix LIBOR interest rates on $1,200.0 million of the Company's floating LIBOR rate debt at an average rate of 4.1% through Fiscal 2010. A hypothetical 1% increase from prevailing interest rates as of February 28, 2009, and February 29, 2008, would have increased the fair value of the interest rate swaps by $9.3 million and $23.6 million, respectively.

In addition to the $2,353.3 million and $2,507.2 million estimated fair value of fixed rate debt outstanding as of February 28, 2009, and February 29, 2008, respectively, the Company also had variable rate debt outstanding (primarily LIBOR based) as of February 28, 2009, and February 29, 2008, of $2,036.4 million and $2,749.5 million, respectively. Using a sensitivity analysis based on a hypothetical 1% increase in prevailing interest rates over a 12-month period, the approximate increase in cash required for interest as of February 28, 2009, and February 29, 2008, is $20.4 million and $27.5 million, respectively.

CONSOLIDATED BALANCE SHEETS

(in millions, except share and per share data)	February 28, 2009	February 29, 2008
ASSETS		
Current Assets:		
Cash and cash investments	$ 13.1	$ 20.5
Accounts receivable, net	524.6	731.6
Inventories	1,828.7	2,179.5
Prepaid expenses and other	168.1	267.4
Total current assets	2,534.5	3,199.0
Property, Plant and Equipment, net	1,547.5	2,035.0
Goodwill	2,615.0	3,123.9
Intangible Assets, net	1,000.6	1,190.0
Other Assets, net	338.9	504.9
Total assets	$8,036.5	$10,052.8
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Notes payable to banks	$ 227.3	$ 379.5
Current maturities of long-term debt	235.2	229.3
Accounts payable	288.7	349.4
Accrued excise taxes	57.6	62.4
Other accrued expenses and liabilities	517.6	697.7
Total current liabilities	1,326.4	1,718.3
Long-Term Debt, less current maturities	3,971.1	4,648.7
Deferred Income Taxes	543.6	535.8
Other Liabilities	287.1	384.1
Commitments and Contingencies (Note 14)		
Stockholders' Equity:		
Preferred Stock, $.01 par value – Authorized, 1,000,000 shares; Issued, none at February 28, 2009, and February 29, 2008	–	–
Class A Common Stock, $.01 par value – Authorized, 315,000,000 shares; Issued, 223,584,959 shares at February 28, 2009, and 221,296,639 shares at February 29, 2008	2.2	2.2
Class B Convertible Common Stock, $.01 par value – Authorized, 30,000,000 shares; Issued, 28,749,294 shares at February 28, 2009, and 28,782,954 shares at February 29, 2008	0.3	0.3
Class 1 Common Stock, $.01 par value – Authorized, 15,000,000 shares; Issued, none at February 28, 2009, and February 29, 2008	–	–
Additional paid-in capital	1,426.3	1,344.0
Retained earnings	1,003.5	1,306.0
Accumulated other comprehensive income	94.2	736.0
	2,526.5	3,388.5
Less-Treasury stock –		
Class A Common Stock, 28,184,448 shares at February 28, 2009, and 29,020,781 shares at February 29, 2008, at cost	(616.0)	(620.4)
Class B Convertible Common Stock, 5,005,800 shares at February 28, 2009, and February 29, 2008, at cost	(2.2)	(2.2)
	(618.2)	(622.6)
Total stockholders' equity	1,908.3	2,765.9
Total liabilities and stockholders' equity	$8,036.5	$10,052.8

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, except per share data)	For the Years Ended February 28, 2009	February 29, 2008	February 28, 2007
Sales	**$ 4,723.0**	$ 4,885.1	$ 6,401.8
Less – Excise taxes	**(1,068.4)**	(1,112.1)	(1,185.4)
Net sales	**3,654.6**	3,773.0	5,216.4
Cost of Product Sold	**(2,424.6)**	(2,491.5)	(3,692.5)
Gross profit	**1,230.0**	1,281.5	1,523.9
Selling, General and Administrative Expenses	**(830.4)**	(807.3)	(768.8)
Impairment of Goodwill and Intangible Assets	**(300.4)**	(812.2)	–
Restructuring Charges	**(68.0)**	(6.9)	(32.5)
Acquisition-Related Integration Costs	**(8.2)**	(11.8)	(23.6)
Operating income (loss)	**23.0**	(356.7)	699.0
Equity in Earnings of Equity Method Investees	**186.6**	257.9	49.9
Interest Expense, net	**(316.4)**	(341.8)	(268.7)
Gain on Change in Fair Value of Derivative Instruments	**–**	–	55.1
(Loss) income before income taxes	**(106.8)**	(440.6)	535.3
Provision for Income Taxes	**(194.6)**	(172.7)	(203.4)
Net (Loss) Income	**(301.4)**	(613.3)	331.9
Dividends on preferred stock	**–**	–	(4.9)
(Loss) Income Available to Common Stockholders	**$ (301.4)**	$ (613.3)	$ 327.0
Share Data:			
(Loss) earnings per common share:			
Basic – Class A Common Stock	**$ (1.40)**	$ (2.83)	$ 1.44
Basic – Class B Convertible Common Stock	**$ (1.27)**	$ (2.57)	$ 1.31
Diluted – Class A Common Stock	**$ (1.40)**	$ (2.83)	$ 1.38
Diluted – Class B Convertible Common Stock	**$ (1.27)**	$ (2.57)	$ 1.27
Weighted average common shares outstanding:			
Basic – Class A Common Stock	**193.906**	195.135	204.966
Basic – Class B Convertible Common Stock	**23.753**	23.812	23.840
Diluted – Class A Common Stock	**193.906**	195.135	239.772
Diluted – Class B Convertible Common Stock	**23.753**	23.812	23.840

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in millions, except share data)	Preferred Stock	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, February 28, 2006	$ –	$2.0	$0.3	$1,159.4	$1,592.3	$247.4	$ (26.2)	$2,975.2
Comprehensive income:								
Net income for Fiscal 2007	–	–	–	–	331.9	–	–	331.9
Other comprehensive income (loss), net of income tax effect:								
Foreign currency translation adjustments	–	–	–	–	–	132.1	–	132.1
Unrealized loss on cash flow hedges:								
Net derivative losses	–	–	–	–	–	(7.3)	–	(7.3)
Reclassification adjustments	–	–	–	–	–	(10.4)	–	(10.4)
Net loss recognized in other comprehensive income								(17.7)
Minimum pension liability adjustment	–	–	–	–	–	(3.4)	–	(3.4)
Other comprehensive loss, net of income tax effect								111.0
Comprehensive income								442.9
Adjustments to initially apply SFAS No. 158, net of income tax effect	–	–	–	–	–	(9.3)	–	(9.3)
Repurchase of 3,894,978 Class A Common shares	–	–	–	–	–	–	(100.0)	(100.0)
Conversion of 32,000 Class B Convertible Common shares to Class A Common shares	–	–	–	–	–	–	–	–
Exercise of 5,423,708 Class A stock options	–	0.1	–	63.6	–	–	–	63.7
Employee stock purchases of 318,137 treasury shares	–	–	–	4.1	–	–	1.8	5.9
Stock-based employee compensation	–	–	–	17.9	–	–	–	17.9
Dividend on Preferred Shares	–	–	–	–	(4.9)	–	–	(4.9)
Conversion of 170,500 Mandatory Convertible Preferred shares	–	0.1	–	(0.1)	–	–	–	–
Issuance of 8,614 restricted Class A Common shares	–	–	–	–	–	–	–	–
Amortization of unearned restricted stock compensation	–	–	–	0.1	–	–	–	0.1
Tax benefit on Class A stock options exercised	–	–	–	26.0	–	–	–	26.0
Tax benefit on disposition of employee stock purchases	–	–	–	0.1	–	–	–	0.1
Other	–	–	–	–	–	–	(0.1)	(0.1)
Balance, February 28, 2007	$ –	$2.2	$0.3	$1,271.1	$1,919.3	$349.1	$(124.5)	$3,417.5

Table continued on facing page.

(in millions, except share data)	Preferred Stock	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, February 28, 2007	$ –	$2.2	$0.3	$1,271.1	$1,919.3	$349.1	$(124.5)	$3,417.5
Comprehensive loss:								
Net loss for Fiscal 2008	–	–	–	–	(613.3)	–	–	(613.3)
Other comprehensive income (loss), net of income tax effect:								
Foreign currency translation adjustments	–	–	–	–	–	412.2	–	412.2
Unrealized loss on cash flow hedges:								
Net derivative losses	–	–	–	–	–	(23.6)	–	(23.6)
Reclassification adjustments	–	–	–	–	–	(3.1)	–	(3.1)
Net loss recognized in other comprehensive income								(26.7)
Pension:								
Net actuarial losses	–	–	–	–	–	(4.1)	–	(4.1)
Reclassification adjustments	–	–	–	–	–	5.5	–	5.5
Net gain recognized in other comprehensive income								1.4
Other comprehensive loss, net of income tax effect								386.9
Comprehensive loss								(226.4)
Repurchase of 21,332,468 Class A Common shares	–	–	–	–	–	–	(500.0)	(500.0)
Conversion of 48,184 Class B Convertible Common shares to Class A Common shares	–	–	–	–	–	–	–	–
Exercise of 2,158,146 Class A stock options	–	–	–	20.3	–	–	–	20.3
Employee stock purchases of 344,331 treasury shares	–	–	–	4.4	–	–	1.8	6.2
Stock-based employee compensation	–	–	–	33.6	–	–	–	33.6
Issuance of 13,726 restricted Class A Common shares	–	–	–	(0.1)	–	–	0.1	–
Amortization of unearned restricted stock compensation	–	–	–	0.3	–	–	–	0.3
Tax benefit on Class A stock options exercised	–	–	–	14.4	–	–	–	14.4
Tax benefit on disposition of employee stock purchases	–	–	–	–	–	–	–	–
Balance, February 29, 2008	$ –	$2.2	$0.3	$1,344.0	$1,306.0	$736.0	$(622.6)	$2,765.9

Table continued on next page.

(in millions, except share data)	Preferred Stock	Common Stock Class A	Common Stock Class B	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, February 29, 2008	$ –	$2.2	$0.3	$1,344.0	$1,306.0	$ 736.0	$(622.6)	$2,765.9
Comprehensive loss:								
Net loss for Fiscal 2009	–	–	–	–	(301.4)	–	–	(301.4)
Other comprehensive (loss) income, net of income tax effect:								
Foreign currency translation adjustments	–	–	–	–	–	(683.6)	–	(683.6)
Unrealized loss on cash flow hedges:								
Net derivative losses	–	–	–	–	–	(16.4)	–	(16.4)
Reclassification adjustments	–	–	–	–	–	0.8	–	0.8
Net loss recognized in other comprehensive income								(15.6)
Pension:								
Net actuarial gains	–	–	–	–	–	44.3	–	44.3
Reclassification adjustments	–	–	–	–	–	12.1	–	12.1
Net gain recognized in other comprehensive income								56.4
Other comprehensive loss, net of income tax effect								(642.8)
Comprehensive loss								(944.2)
Adjustments to apply change in measurement date provision of SFAS No. 158, net of income tax effect	–	–	–	–	(1.1)	1.0	–	(0.1)
Conversion of 33,660 Class B Convertible Common shares to Class A Common shares	–	–	–	–	–	–	–	–
Exercise of 2,254,660 Class A stock options	–	–	–	27.1	–	–	–	27.1
Employee stock purchases of 376,297 treasury shares	–	–	–	3.6	–	–	2.0	5.6
Stock-based employee compensation	–	–	–	44.6	–	–	–	44.6
Issuance of 460,036 restricted Class A Common shares	–	–	–	(2.4)	–	–	2.4	–
Amortization of unearned restricted stock compensation	–	–	–	2.9	–	–	–	2.9
Tax benefit on Class A stock options exercised	–	–	–	6.5	–	–	–	6.5
Tax benefit on disposition of employee stock purchases	–	–	–	–	–	–	–	–
Balance, February 28, 2009	**$ –**	**$2.2**	**$0.3**	**$1,426.3**	**$1,003.5**	**$ 94.2**	**$(618.2)**	**$1,908.3**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions)	For the Years Ended February 28, 2009	February 29, 2008	February 28, 2007
Cash Flows from Operating Activities:			
Net (loss) income	**$(301.4)**	$ (613.3)	$ 331.9
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Impairment of goodwill and intangible assets	**300.4**	812.2	–
Depreciation of property, plant and equipment	**143.6**	154.7	131.7
Equity in earnings of equity method investees, net of distributed earnings	**90.3**	20.7	(41.0)
Write-down of Australian inventory	**75.5**	–	–
Stock-based compensation expense	**46.1**	32.0	16.5
Loss on disposal or impairment of long-lived assets, net	**44.9**	1.8	12.5
Loss on businesses sold or held for sale	**31.5**	34.6	16.9
Amortization of intangible and other assets	**13.4**	11.2	7.6
Deferred tax provision	**2.3**	98.0	52.7
Noncash portion of loss on extinguishment of debt	**–**	–	11.8
Gain on change in fair value of derivative instruments	**–**	–	(55.1)
Change in operating assets and liabilities, net of effects from purchases and sales of businesses:			
Accounts receivable, net	**87.4**	56.2	(6.3)
Inventories	**(86.0)**	(37.8)	(85.1)
Prepaid expenses and other current assets	**9.4**	(5.8)	44.3
Accounts payable	**(26.9)**	16.3	34.3
Accrued excise taxes	**12.1**	2.4	1.0
Other accrued expenses and liabilities	**(95.0)**	(34.2)	(157.2)
Other, net	**159.3**	(29.2)	(3.3)
Total adjustments	**808.3**	1,133.1	(18.7)
Net cash provided by operating activities	**506.9**	519.8	313.2
Cash Flows from Investing Activities:			
Proceeds from sales of businesses	**204.2**	136.5	28.4
Proceeds from sales of assets	**25.4**	19.4	9.8
Capital distributions from equity method investees	**20.8**	–	–
Purchases of businesses, net of cash acquired	**0.1**	(1,302.0)	(1,093.7)
Purchases of property, plant and equipment	**(128.6)**	(143.8)	(192.0)
Investments in equity method investees	**(3.2)**	(4.6)	–
Payment of accrued earn-out amount	**–**	(4.0)	(3.6)
Proceeds from formation of joint venture	**–**	185.6	–
Proceeds from maturity of derivative instrument	**–**	–	55.1
Other investing activities	**9.9**	–	(1.1)
Net cash provided by (used in) investing activities	**128.6**	(1,112.9)	(1,197.1)
Cash Flows from Financing Activities:			
Principal payments of long-term debt	**(577.6)**	(374.9)	(2,786.9)
Net (repayment of) proceeds from notes payable	**(109.7)**	219.4	47.1
Exercise of employee stock options	**27.1**	20.6	63.4
Excess tax benefits from stock-based payment awards	**7.2**	11.3	21.4
Proceeds from employee stock purchases	**5.6**	6.2	5.9
Proceeds from issuance of long-term debt	**–**	1,212.9	3,705.4
Purchases of treasury stock	**–**	(500.0)	(100.0)
Payment of financing costs of long-term debt	**–**	(10.6)	(23.8)
Payment of preferred stock dividends	**–**	–	(7.3)
Net cash (used in) provided by financing activities	**(647.4)**	584.9	925.2
Effect of exchange rate changes on cash and cash investments	**4.5**	(4.8)	(18.7)
Net (Decrease) Increase in Cash and Cash Investments	**(7.4)**	(13.0)	22.6
Cash and Cash Investments, beginning of year	**20.5**	33.5	10.9
Cash and Cash Investments, end of year	**$ 13.1**	$ 20.5	$ 33.5
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	**$ 332.8**	$ 328.6	$ 220.8
Income taxes	**$ 137.8**	$ 38.9	$ 153.5
Supplemental Disclosures of Noncash Investing and Financing Activities:			
Fair value of assets acquired, including cash acquired	**$ 18.5**	$ 1,448.7	$ 1,775.0
Liabilities assumed	**(5.7)**	(141.2)	(648.2)
Net assets acquired	**12.8**	1,307.5	1,126.8
Plus – payment of direct acquisition costs previously accrued	**0.8**	0.4	–
Plus – settlement of note payable	**0.6**	–	2.3
Less – cash received from seller	**(11.3)**	–	–
Less – cash acquired	**(2.8)**	(2.0)	(35.0)
Less – direct acquisition costs accrued	**(0.2)**	(1.2)	(0.4)
Less – note payable issuance	**–**	(2.7)	–
Net cash paid for purchases of businesses	**$ (0.1)**	$ 1,302.0	$ 1,093.7
Investment in Joint Venture	**$ –**	$ –	$ 124.4

The accompanying notes are an integral part of these statements.

1. Summary of Significant Accounting Policies:

Description of business – Constellation Brands, Inc. and its subsidiaries (the "Company") operate primarily in the beverage alcohol industry. The Company is a leading international producer and marketer of beverage alcohol with a broad portfolio of brands across the wine, spirits and imported beer categories (see Note 24). The Company has the largest wine business in the world and is the largest multi-category supplier of beverage alcohol in the United States ("U.S."); a leading producer and exporter of wine from Australia and New Zealand; the largest producer and marketer of wine in Canada; and a major supplier of beverage alcohol in the United Kingdom ("U.K."). In North America, the Company distributes its products through wholesale distributors. In addition, the Company imports, markets and sells the Modelo Brands (as defined in Note 8) and certain other imported beer brands through the Company's joint venture, Crown Imports (as defined in Note 8). In Australia, the Company distributes its products directly to off-premise accounts, such as major retail chains, on-premise accounts, such as hotels and restaurants, and large wholesalers. In the U.K., the Company distributes its products directly to off-premise accounts, such as major retail chains, and to other wholesalers and, through its investment in Matthew Clark (as defined in Note 8), the Company distributes its branded products and those of other major drinks companies to on-premise accounts: pubs, clubs, hotels and restaurants.

Principles of consolidation – The consolidated financial statements of the Company include the accounts of the Company and its majority-owned subsidiaries and entities in which the Company has a controlling financial interest after the elimination of intercompany accounts and transactions. The Company has a controlling financial interest if the Company owns a majority of the outstanding voting common stock or has significant control over an entity through contractual or economic interests in which the Company is the primary beneficiary.

Equity investments – If the Company is not required to consolidate its investment in another company, the Company uses the equity method if the Company can exercise significant influence over the other company. Under the equity method, investments are carried at cost, plus or minus the Company's equity in the increases and decreases in the investee's net assets after the date of acquisition and certain other adjustments. The Company's share of the net income or loss of the investee is included in equity in earnings of equity method investees on the Company's Consolidated Statements of Operations. Dividends received from the investee reduce the carrying amount of the investment.

Equity investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. In the fourth quarter of fiscal 2009, the Company performed its review of equity method investments for other-than-temporary impairment. The Company determined that two of the Company's Constellation Wines segment's international equity method investments, Ruffino S.r.l ("Ruffino") and Matthew Clark, were impaired primarily due to a decline in revenue and profit forecasts for these two equity method investees reflecting significant market deterioration during the fourth quarter of fiscal 2009. The Company measured the amount of impairment by calculating the amount by which the carrying value of these assets exceeded their estimated fair values, which were based on projected discounted future cash flows. As a result of this review, the Company recorded impairment losses of $79.2 million in equity in earnings of equity method investees on the Company's Consolidated Statements of Operations. For the year ended February 29, 2008, the Company recorded an impairment loss of $15.1 million associated with its investment in Ruffino, which is included in equity in earnings of equity method investees on the Company's Consolidated Statements of Operations. No instances of impairment were noted on the Company's equity method investments for the year ended February 28, 2007.

Management's use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition – Sales are recognized when title passes to the customer, which is generally when the product is shipped. Amounts billed to customers for shipping and handling are classified as sales. Sales reflect reductions attributable to consideration given to customers in various customer incentive programs, including pricing discounts on single transactions, volume discounts, promotional and advertising allowances, coupons, and rebates.

Cost of product sold – The types of costs included in cost of product sold are raw materials, packaging materials, manufacturing costs, plant administrative support and overheads, and freight and warehouse costs (including distribution network costs). Distribution network costs include inbound freight charges and outbound shipping and handling costs, purchasing and receiving costs, inspection costs, warehousing and internal transfer costs.

Selling, general and administrative expenses – The types of costs included in selling, general and administrative expenses consist predominately of advertising and non-manufacturing administrative and overhead costs. Distribution network costs are not included in the Company's selling, general and administrative expenses, but are included in cost of product sold as described above. The Company expenses advertising costs as incurred, shown or distributed. Prepaid advertising costs at February 28, 2009, and February 29, 2008, were not material. Advertising expense for the years ended February 28, 2009, February 29, 2008, and February 28, 2007, was $175.7 million, $180.4 million and $182.7 million, respectively.

Foreign currency translation – The "functional currency" of the Company's subsidiaries outside the U.S. is the respective local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted average exchange rate for the period. The resulting translation adjustments are recorded as a component of Accumulated Other Comprehensive Income (Loss) ("AOCI"). Gains or losses resulting from foreign currency denominated transactions are included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations. The Company engages in foreign currency denominated transactions with customers and suppliers, as well as between subsidiaries with different functional currencies. Aggregate foreign currency transaction net losses were $26.3 million, $15.3 million and $9.9 million for the years ended February 28, 2009, February 29, 2008, and February 28, 2007, respectively.

Cash investments – Cash investments consist of highly liquid investments with an original maturity when purchased of three months or less and are stated at cost, which approximates fair value. The amounts at February 28, 2009, and February 29, 2008, are not significant.

Allowance for doubtful accounts – The Company records an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The majority of the accounts receivable balance is generated from sales to independent distributors with whom the Company has a predetermined collection date arranged through electronic funds transfer. The allowance for doubtful accounts was $4.1 million and $7.6 million as of February 28, 2009, and February 29, 2008, respectively.

Fair value of financial instruments – To meet the reporting requirements of Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," the Company calculates the fair value of financial instruments using quoted market prices whenever available. When quoted market prices are not available, the Company uses standard pricing models for various types of financial instruments (such as forwards, options, swaps, etc.) which take into account the present value of estimated future cash flows.

The carrying amount and estimated fair value of the Company's financial instruments are summarized as follows:

	February 28, 2009		February 29, 2008	
(in millions)	**Carrying Amount**	**Fair Value**	Carrying Amount	Fair Value
Assets:				
Cash and cash investments	**$ 13.1**	**$ 13.1**	$ 20.5	$ 20.5
Accounts receivable	**$ 524.6**	**$ 524.6**	$ 731.6	$ 731.6
Foreign currency contracts	**$ 78.7**	**$ 78.7**	$ 87.6	$ 87.6
Liabilities:				
Notes payable to banks	**$ 227.3**	**$ 227.3**	$ 379.5	$ 379.5
Accounts payable	**$ 288.7**	**$ 288.7**	$ 349.4	$ 349.4
Long-term debt, including current portion	**$4,206.3**	**$4,162.4**	$4,878.0	$4,877.2
Foreign currency contracts	**$ 71.1**	**$ 71.1**	$ 81.3	$ 81.3
Interest rate swap contracts	**$ 51.1**	**$ 51.1**	$ 57.2	$ 57.2

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

- *Cash and cash investments, accounts receivable and accounts payable:* The carrying amounts approximate fair value due to the short maturity of these instruments.
- *Foreign currency contracts:* The fair value is estimated using market-based inputs, obtained from independent pricing services, into valuation models (see Note 5).
- *Interest rate swap contracts:* The fair value is estimated based on quoted market prices from respective counterparties (see Note 5).
- *Notes payable to banks:* These instruments are variable interest rate bearing notes for which the carrying value approximates the fair value.
- *Long-term debt:* The senior credit facility is subject to variable interest rates which are frequently reset; accordingly, the carrying value of this debt approximates its fair value. The fair value of the remaining long-term debt, which is all fixed rate, is estimated by discounting cash flows using interest rates currently available for debt with similar terms and maturities.

Derivative instruments – As a multinational company, the Company is exposed to market risk from changes in foreign currency exchange rates and interest rates that could affect the Company's results of operations and financial condition. The amount of volatility realized will vary based upon the effectiveness and level of derivative instruments outstanding during a particular period of time, as well as the currency and interest rate market movements during that same period.

The Company enters into derivative instruments, primarily interest rate swaps and foreign currency forward and option contracts, to manage interest rate and foreign currency risks. In accordance with Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," as amended, the Company recognizes all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. The fair values of the Company's derivative instruments change with fluctuations in interest rates and/or currency rates and are expected to offset changes in the values of the underlying exposures. The Company's derivative instruments are held solely to hedge economic exposures. The Company follows strict policies to manage interest rate and foreign currency risks, including prohibitions on derivative market-making or other speculative activities.

To qualify for hedge accounting under SFAS No. 133, the details of the hedging relationship must be formally documented at inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risk that is being hedged, the derivative instrument, how effectiveness is being assessed and how ineffectiveness will be measured. The derivative must be highly effective in offsetting either changes in the fair value or cash flows, as appropriate, of the risk being hedged. Effectiveness is evaluated on a retrospective and prospective basis based on quantitative measures.

Certain of the Company's derivative instruments do not qualify for SFAS No. 133 hedge accounting treatment; for others, the Company chooses not to maintain the required documentation to apply hedge accounting treatment. These undesignated instruments are used to hedge the Company's exposure to fluctuations in the value of foreign currency denominated receivables and payables, foreign currency investments, primarily consisting of loans to subsidiaries, and cash flows related primarily to repatriation of those loans or investments. Forward contracts, generally less than 12 months in duration, are used to hedge some of these risks. The Company's derivative policy permits the use of undesignated derivatives when the derivative instrument is settled within the fiscal quarter or offsets a recognized balance sheet exposure. In these circumstances, the mark to fair value is reported currently through earnings in selling, general and administrative expenses on the Company's Consolidated Statements of Operations. As of February 28, 2009, and February 29, 2008, the Company had undesignated foreign currency contracts outstanding with a notional value of $402.6 million and $931.5 million, respectively.

Furthermore, when the Company determines that a derivative instrument which qualified for hedge accounting treatment has ceased to be highly effective as a hedge, the Company discontinues hedge accounting prospectively. The Company discontinues hedge accounting prospectively when (i) the derivative is no longer highly effective in offsetting changes in the cash flows or fair value of a hedged item; (ii) the derivative expires or is sold, terminated, or exercised; (iii) it is no longer probable that the forecasted transaction will occur; or (iv) management determines that designating the derivative as a hedging instrument is no longer appropriate.

Cash flow hedges: The Company is exposed to foreign denominated cash flow fluctuations in connection with third party and intercompany sales and purchases and third party financing arrangements. The Company primarily uses foreign currency forward and option contracts to hedge certain of these risks. In addition, the Company utilizes interest rate swaps to manage its exposure to changes in interest rates. Derivatives managing the Company's cash flow exposures generally mature within three years or less, with a maximum maturity of five years. Throughout the term of the designated cash flow hedge relationship, but at least quarterly, a retrospective evaluation and prospective assessment of hedge effectiveness is performed. In the event the relationship is no longer effective, the Company recognizes the change in the fair value of the hedging derivative instrument from the prior assessment date immediately in the Company's Consolidated Statements of Operations. In conjunction with its effectiveness testing, the Company also evaluates ineffectiveness associated with the hedge relationship. Resulting ineffectiveness, if any, is recognized immediately in the Company's Consolidated Statements of Operations. As of February 28, 2009, and February 29, 2008, the Company had cash flow designated foreign currency contracts outstanding with a notional value of $1,316.8 million and $1,542.0 million, respectively. In addition, as of February 28, 2009, and February 29, 2008, the Company had interest rate swap agreements outstanding with a notional value of $1,200.0 million (see Note 10).

The Company records the fair value of its foreign currency contracts qualifying for cash flow hedge accounting treatment in its consolidated balance sheet with the effective portion of the related gain or loss on those contracts deferred in stockholders' equity (as a component of AOCI). These deferred gains or losses are recognized in the Company's Consolidated Statements of Operations in the same period in which the underlying hedged items are recognized and on the same line item as the underlying hedged items. However, to the extent that any derivative instrument is not considered to be highly effective in offsetting the change in the value of the hedged item, the amount related to the ineffective portion of this derivative instrument is immediately recognized in the Company's Consolidated Statements of Operations in selling, general and administrative expenses.

The Company expects $17.4 million of losses, net of income tax effect, to be reclassified from AOCI to earnings within the next 12 months. The amount of hedge ineffectiveness associated with the Company's designated cash flow hedge instruments recognized in the Company's Consolidated Statements of Operations for the years ended February 28, 2009, February 29, 2008, and February 28, 2007, was not material. All components of the Company's derivative instruments' gains or losses are included in the assessment of hedge effectiveness. The amount of net gains reclassified into earnings as a result of the discontinuance of cash flow hedge accounting due to the probability that the original forecasted transaction would not occur by the end of the originally specified time period (or within the two months following) was not material for the years ended February 28, 2009, February 29, 2008, and February 28, 2007.

Fair value hedges: Fair value hedges are hedges that offset the risk of changes in the fair values of recorded assets and liabilities, and firm commitments. The Company records changes in fair value of derivative instruments which are designated and deemed effective as fair value hedges, in earnings offset by the corresponding changes in the fair value of the hedged items. The Company did not designate any derivative instruments as fair value hedges for the years ended February 28, 2009, February 29, 2008, and February 28, 2007.

Net investment hedges: Net investment hedges are hedges that use derivative instruments or non-derivative instruments to hedge the foreign currency exposure of a net investment in a foreign operation. The Company manages currency exposures resulting from certain of its net investments in foreign subsidiaries principally with debt denominated in the related foreign currency. Gains and losses on these instruments are recorded as foreign currency translation adjustments in AOCI. During February 2009, the Company discontinued the hedging relationship between the Company's Sterling Series B Senior Notes and Sterling Series C Senior Notes (as defined in Note 10) totaling £155.0 million aggregate principal amount and the Company's investment in its U.K. subsidiary. For the years ended February 28, 2009, February 29, 2008, and February 28, 2007, net gains (losses) of $84.3 million, ($3.9) million and ($32.6) million, respectively, have been deferred within foreign currency translation adjustments within AOCI.

Fair values of derivative instruments: The fair values and locations of the Company's derivative instruments on its Consolidated Balance Sheets are as follows (see Note 5):

	Asset Derivatives		Liability Derivatives	
(in millions)	Balance Sheet Location	February 28, 2009	Balance Sheet Location	February 28, 2009
Derivatives designated as hedging instruments under SFAS No. 133				
Foreign currency contracts				
Current	Prepaid expenses and other	$47.1	Other accrued expenses and liabilities	$ 32.8
Long-term	Other assets, net	24.4	Other liabilities	29.9
Interest rate contracts				
Current	Prepaid expenses and other	–	Other accrued expenses and liabilities	51.1
Total		71.5		113.8
Derivatives not designated as hedging instruments under SFAS No. 133				
Foreign currency contracts				
Current	Prepaid expenses and other	6.9	Other accrued expenses and liabilities	8.1
Long-term	Other assets, net	0.3	Other liabilities	0.3
Total		7.2		8.4
Total derivative instruments		$78.7		$122.2

The effect of the Company's derivative instruments on its Consolidated Statements of Operations and Other Comprehensive Income ("OCI") is as follows:

Derivatives in SFAS No. 133 Cash Flow Hedging Relationships	Gain (Loss) Recognized in OCI for the Three Months Ended February 28, 2009 (Effective portion)	Location of Gain (Loss) Reclassified from AOCI to Income (Effective portion)	Gain (Loss) Reclassified from AOCI to Income for the Three Months Ended February 28, 2009 (Effective portion)
(in millions)			
Foreign currency contracts	$ 8.1	Sales	$(1.1)
Foreign currency contracts	2.6	Cost of product sold	0.7
Foreign currency contracts	1.9	Selling, general and administrative expenses	(1.9)
Interest rate contracts	(4.6)	Interest expense, net	4.0
Total	$ 8.0	Total	$ 1.7

Derivatives in SFAS No. 133 Cash Flow Hedging Relationships	Location of Gain (Loss) Recognized in Income (Ineffective portion)	Gain (Loss) Recognized in Income for the Three Months Ended February 28, 2009 (Ineffective portion)
(in millions)		
Foreign currency contracts	Selling, general and administrative expenses	$1.6

Non-Derivative Instruments in SFAS No. 133 Net Investment Hedging Relationships	Gain (Loss) Recognized in OCI for the Three Months Ended February 28, 2009 (Effective portion)	Location of Gain (Loss) Reclassified from AOCI to Income (Effective portion)	Gain (Loss) Reclassified from AOCI to Income for the Three Months Ended February 28, 2009 (Effective portion)
(in millions)			
Sterling Senior Notes	**$14.4**	Selling, general and administrative expenses	**$ –**

Derivatives not Designated as Hedging Instruments under SFAS No. 133	Location of Gain (Loss) Recognized in Income	Gain (Loss) Recognized in Income for the Three Months Ended February 28, 2009
(in millions)		
Foreign currency contracts	Selling, general and administrative expenses	**$(1.3)**

Credit risk: The Company enters into master agreements with its bank derivative trading counterparties that allow netting of certain derivative positions in order to manage credit risk. The Company's derivative instruments are not subject to credit rating contingencies or collateral requirements. As of February 28, 2009, the fair value of derivative instruments in a net liability position due to counterparties was $74.7 million. If the Company were required to settle the net liability position under these derivative instruments on February 28, 2009, the Company would have had sufficient availability under its revolving credit facility to satisfy this obligation.

Counterparty credit risk: Counterparty credit risk relates to losses the Company could incur if a counterparty defaults on a derivative contract. The Company manages exposure to counterparty credit risk by requiring specified minimum credit standards and diversification of counterparties. The Company enters into master agreements with its bank derivative trading counterparties that allow netting of certain derivative positions in order to manage counterparty credit risk. As of February 28, 2009, all of the Company's counterparty exposures are with financial institutions which have investment grade ratings. The Company has procedures to monitor counterparty credit risk for both current and future potential credit exposures. As of February 28, 2009, the fair value of derivative instruments in a net receivable position due from counterparties was $31.2 million.

Inventories – Inventories are stated at the lower of cost (computed in accordance with the first-in, first-out method) or market. Elements of cost include materials, labor and overhead and are classified as follows:

(in millions)	February 28, 2009	February 29, 2008
Raw materials and supplies	**$ 57.9**	$ 85.4
In-process inventories	**1,218.4**	1,421.8
Finished case goods	**552.4**	672.3
	$1,828.7	$2,179.5

A substantial portion of barreled whiskey and brandy will not be sold within one year because of the duration of the aging process. All barreled whiskey and brandy are classified as in-process inventories and are included in current assets, in accordance with industry practice. Bulk wine inventories are also included as in-process inventories within current assets, in accordance with the general practices of the wine industry, although a portion of such inventories may be aged for periods greater than one year. Warehousing, insurance, ad valorem taxes and other carrying charges applicable to barreled whiskey and brandy held for aging are included in inventory costs.

The Company assesses the valuation of its inventories and reduces the carrying value of those inventories that are obsolete or in excess of the Company's forecasted usage to their estimated net realizable value. The Company estimates the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements. Reductions to the carrying value of inventories are recorded in cost of product sold. If the future demand for the Company's products is less favorable than the Company's forecasts, then the value of the inventories may be required to be reduced, which would result in additional expense to the Company and affect its results of operations. During the year ended February 28, 2009, the Company recorded an immaterial adjustment to inventory of $35.5 million related to prior periods of $10.4 million, $7.1 million and $18.0 million for the years ended February 29, 2008, February 28, 2007, and February 28, 2006 and prior, respectively. This adjustment was to correct for costs, primarily in the Company's Australian business, which were not properly released from inventory as the product was sold.

Property, plant and equipment – Property, plant and equipment is stated at cost. Major additions and betterments are charged to property accounts, while maintenance and repairs are charged to operations as incurred. The cost of properties sold or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts at the time of disposal and resulting gains and losses are included as a component of operating income. During the year ended February 29, 2008, the Company changed its policy related to dispensing equipment in the U.K. to be expensed as incurred. In connection with this policy change, the Company recognized an immaterial loss in selling, general and administrative expenses for the year ended February 29, 2008, in connection with the write-off of previously capitalized dispensing equipment in the U.K.

Depreciation – Depreciation is computed primarily using the straight-line method over the following estimated useful lives:

	Depreciable Life in Years
Land improvements	15 to 32
Vineyards	16 to 26
Buildings and improvements	10 to 44
Machinery and equipment	3 to 35
Motor vehicles	3 to 7

Goodwill and other intangible assets – In accordance with Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets," the Company reviews its goodwill and indefinite lived intangible assets annually for impairment, or sooner, if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company uses January 1 as its annual impairment test measurement date. Indefinite lived intangible assets consist principally of trademarks. Intangible assets determined to have a finite life, primarily customer relationships, are amortized over their estimated useful lives and are subject to review for impairment in accordance with the provisions of SFAS No. 144 (as defined below). Note 7 provides a summary of intangible assets segregated between amortizable and nonamortizable amounts.

In the fourth quarter of fiscal 2009, pursuant to the Company's accounting policy, the Company performed its annual goodwill impairment analysis. As a result of this analysis, the Company concluded that the carrying amount of goodwill assigned to the Constellation Wines segment's U.K. reporting unit exceeded its implied fair value and recorded an impairment loss of $252.7 million, which is included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. The impairment loss was determined by comparing the carrying value of goodwill assigned to the specific reporting unit within the segment as of January 1, 2009, with the implied fair value of the goodwill. In determining the implied fair value of the goodwill, the Company considered estimates of future operating results and cash flows of the reporting unit discounted using market based discount rates. The estimates of future operating results and cash flows were principally derived from the Company's updated long-term financial forecast, which was developed as part of the Company's strategic planning cycle conducted during the Company's fourth quarter. The decline in the implied fair value of the goodwill and the resulting impairment loss was driven primarily by the accelerated deterioration in the Company's U.K. business during the fourth quarter of fiscal 2009 and the resulting adjustment to the Company's long-term financial forecasts, which showed lower estimated future operating results reflecting the significant fourth quarter deterioration in market conditions in the U.K. In the fourth quarter of fiscal 2008, as a result of its annual goodwill impairment analysis, the Company concluded that the carrying amounts of goodwill assigned to the Constellation Wines segment's Australian and U.K. reporting units exceeded their implied fair values and recorded impairment losses of $599.9 million, which are included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. No impairment losses were recorded for the year ended February 28, 2007.

In addition, during the fourth quarter of fiscal 2009, the Company performed its review of indefinite lived intangible assets for impairment. The Company determined that certain trademarks associated primarily with the Constellation Wines segment's U.K. reporting unit were impaired largely due to the aforementioned market declines in the U.K. during the fourth quarter, and the resulting lower revenue and profit forecasts associated with products incorporating these assets which reflected the significant fourth quarter deterioration in market conditions in the U.K. The Company measured the amount of impairment by calculating the amount by which the carrying value of these assets exceeded their estimated fair values, which were based on projected discounted future cash flows. As a result of this review, the Company recorded impairment losses of $25.9 million, which are included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. The Company had previously recorded impairment losses of $21.8 million during its second quarter of fiscal 2009 in connection with the Company's Australian Initiative (as defined in Note 19) and the resulting lower revenue and profit forecasts associated with certain brands incorporating assets impacted by the Australian Initiative. In addition, during the fourth quarter of fiscal 2008, the Company determined that certain intangible assets associated with the Constellation Wines segment's Australian and U.K. reporting units, primarily trademarks, were impaired and recorded additional impairment losses of $204.9 million, which are included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. The Company recorded an immaterial impairment loss for the year ended February 28, 2007, for indefinite lived intangible assets associated with assets held for sale.

Other assets – Other assets include the following: (i) investments in equity method investees which are carried under the equity method of accounting (see Note 8); (ii) deferred financing costs which are stated at cost, net of accumulated amortization, and are amortized on an effective interest basis over the term of the related debt; (iii) deferred tax assets which are stated at cost, net of valuation allowances (see Note 11); and (iv) derivative assets which are stated at fair value (as discussed previously).

Long-lived assets impairment – In accordance with Statement of Financial Accounting Standards No. 144 ("SFAS No. 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its fair value. Assets held for sale are reported at the lower of the carrying amount or fair value less costs to sell and are no longer depreciated (see below).

Pursuant to this policy, for the year ended February 28, 2009, in connection with the Company's Australian Initiative (as defined in Note 19), the Company's Constellation Wines segment recorded asset impairment losses of $46.5 million associated primarily with the write-down of certain winery and vineyard assets which satisfied the conditions necessary to be classified as held for sale. These assets were written down to a value based on the Company's estimate of fair value less cost to sell. This impairment loss is included in restructuring charges on the Company's Consolidated Statements of Operations. For the year ended February 29, 2008, in connection with the Company's Fiscal 2008 Plan (as defined in Note 19), the Company recorded asset impairment losses of $7.4 million associated primarily with certain definite lived trademarks of brands to be discontinued within the Constellation Wines segment. These asset impairment losses are included in impairment of goodwill and intangible assets on the Company's Consolidated Statements of Operations. For the year ended February 28, 2007, in connection with the Constellation Wines segment's Fiscal 2007 Wine Plan (as defined in Note 19), the Company recorded an asset impairment loss of $11.8 million in connection with the write-down of certain winery and vineyard assets which satisfied the conditions necessary to be classified as held for sale. This impairment loss is included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations.

Assets held for sale – As of February 28, 2009, in connection with the Company's divestiture of the value spirits business (see Note 24) and the Australian Initiative, the Company had $374.6 million of assets held for sale, of which $339.4 million is reported within the Constellation Spirits segment and $35.2 million is reported within the Constellation Wines segment. As of February 29, 2008, in connection primarily with the divestiture of the Pacific Northwest Business (see Note 3), the Company had $202.7 million of assets held for sale reported primarily within the Constellation Wines segment. The carrying amounts of the major classes of assets and liabilities classified as held for sale as of February 28, 2009, and February 29, 2008, are presented below. Amounts presented below are included within the respective line on the Company's Consolidated Balance Sheets as amounts are not deemed material for separate presentation on the face of the Company's Consolidated Balance Sheets.

(in millions)	**February 28, 2009**	February 29, 2008
Inventories	**$ 94.5**	$ 49.1
Prepaid expenses and other	**8.2**	–
Total current assets	**102.7**	49.1
Property, plant and equipment, net	**80.8**	120.2
Goodwill	**157.4**	3.1
Intangible assets, net	**33.7**	30.3
Total assets	**$374.6**	$202.7
Total current liabilities	**$ 0.4**	$ –
Other liabilities	**5.7**	–
Total liabilities	**$ 6.1**	$ –

Income taxes – The Company uses the asset and liability method of accounting for income taxes. This method accounts for deferred income taxes by applying statutory rates in effect at the balance sheet date to the difference between the financial reporting and tax bases of assets and liabilities.

Environmental – Environmental expenditures that relate to current operations or to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities for environmental risks or components thereof are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the completion of a feasibility study or the Company's commitment to a formal plan of action. Liabilities for environmental costs were not material at February 28, 2009, and February 29, 2008.

Earnings per common share – The Company has two classes of outstanding common stock: Class A Common Stock and Class B Convertible Common Stock (see Note 15). With respect to dividend rights, the Class A Common Stock is entitled to cash dividends of at least ten percent higher than those declared and paid on the Class B Convertible Common Stock. Accordingly, the Company uses the two-class computation method for the computation of earnings per common share – basic and earnings per common share – diluted. The two-class computation method for each period reflects the amount of allocated undistributed earnings per share computed using the participation percentage which reflects the minimum dividend rights of each class of stock.

Earnings per common share – basic excludes the effect of common stock equivalents and is computed using the two-class computation method (see Note 16). Earnings per common share – diluted for Class A Common Stock reflects the potential dilution that could result if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per common share – diluted for Class A Common Stock has been computed using the more dilutive of the if-converted or two-class computation method. Using the if-converted method, earnings per common share for Class A Common Stock assumes the exercise of stock options using the treasury stock method and the conversion of Class B Convertible Common Stock and Preferred Stock (as defined in Note 15). Using the two-class computation method, earnings per common share – diluted for Class A Common Stock assumes the exercise of stock options using the treasury stock method and the conversion of Preferred Stock, but no conversion of Class B Convertible Common Stock. Earnings per common share – diluted for Class B Convertible Common Stock is presented without assuming conversion into Class A Common Stock and is computed using the two-class computation method.

Stock-based employee compensation plans – Effective March 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS No. 123(R)"), "Share-Based Payment," for its four stock-based employee compensation plans, which are described more fully in Note 15. The Company applies a grant date fair-value-based measurement method in accounting for its share-based payment arrangements and records all costs resulting from share-based payment transactions ratably over the requisite service period in its consolidated financial statements.

Stock-based awards, primarily stock options, granted by the Company are subject to specific vesting conditions, generally time vesting, or upon retirement, disability or death of the employee (as defined by the stock option plan), if earlier. In accordance with the provisions of SFAS No. 123(R), the Company recognizes compensation expense immediately for awards granted to retirement-eligible employees or ratably over the period from the date of grant to the date of retirement-eligibility if that is expected to occur during the requisite service period.

Total compensation cost for stock-based awards is as follows:

	For the Years Ended		
(in millions)	**February 28, 2009**	February 29, 2008	February 28, 2007
Total compensation cost for stock-based awards recognized in the Consolidated Statements of Income	**$46.1**	$32.0	$16.5
Total income tax benefit recognized in the Consolidated Statements of Operations for stock-based compensation	**$14.0**	$ 9.2	$ 4.5
Total compensation cost for stock-based awards capitalized in inventory in the Consolidated Balance Sheets	**$ 4.6**	$ 3.2	$ 1.6

In March 2007, the Company's Board of Directors approved the accelerated vesting of certain unvested stock options held by approximately 70 employees of the Company who transferred to Matthew Clark on April 17, 2007, effective as of the end of the day on the date preceding the formation of the joint venture, April 16, 2007. The total incremental compensation cost associated with this modification was $1.0 million.

On December 21, 2006, the Human Resources Committee of the Company's Board of Directors approved the accelerated vesting of certain unvested stock options held by approximately 100 employees of the Company who transferred to Crown Imports on January 2, 2007, effective as of the end of the day on the date preceding the formation of the joint venture, January 1, 2007. The total incremental compensation cost associated with this modification was $1.8 million.

2. Recently Adopted Accounting Pronouncements:

Effective February 28, 2009, the Company adopted the final provision of Statement of Financial Accounting Standards No. 158 ("SFAS No. 158"), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)." The first provision of SFAS No. 158 requires companies to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company adopted this provision of SFAS No. 158 and provided the associated required disclosures as of February 28, 2007. The second provision of SFAS No. 158 requires companies to measure the funded status of a defined benefit postretirement plan as of the date of the company's fiscal year-end (with limited exceptions). The Company had previously used a December 31 measurement date for its defined benefit pension and other postretirement plans. On March 1, 2008, the Company elected to transition to a fiscal year-end measurement date utilizing the second alternative prescribed by SFAS No. 158. Accordingly, on March 1, 2008, the Company recognized adjustments to its opening retained earnings, accumulated other comprehensive income, net of income tax effect, and pension and other postretirement plan assets or liabilities. These adjustments did not have a material impact on the Company's consolidated financial statements. The Company completed its adoption of this final provision of SFAS No. 158 on February 28, 2009, when the Company changed its measurement date for its defined benefit pension and other postretirement plans to February 28, 2009 (see Note 13).

Effective March 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 159 ("SFAS No. 159"), "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115." SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in SFAS No. 159 are elective; however, the amendment to Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS No. 159 allows companies to choose to measure eligible items at fair value at specified election dates. In addition, the fair value option: (i) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (ii) is irrevocable (unless a new election date occurs); and (iii) is applied only to entire instruments and not to portions of instruments. The adoption of SFAS No. 159 did not have a material impact on the Company's consolidated financial statements.

Effective December 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 161 ("SFAS No. 161"), "Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133." SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. The adoption of the disclosure requirements of SFAS No. 161 did not have a material impact on the Company's consolidated financial statements.

3. Acquisitions:

Acquisition of BWE – On December 17, 2007, the Company acquired all of the issued and outstanding capital stock of Beam Wine Estates, Inc. ("BWE"), an indirect wholly-owned subsidiary of Fortune Brands, Inc., together with BWE's subsidiaries: Atlas Peak Vineyards, Inc., Buena Vista Winery, Inc., Clos du Bois, Inc., Gary Farrell Wines, Inc. and Peak Wines International, Inc. (the "BWE Acquisition"). As a result of the BWE Acquisition, the Company has acquired the U.S. wine portfolio of Fortune Brands, Inc., including certain wineries, vineyards or interests therein in the State of California, as well as various super-premium and fine California wine brands including Clos du Bois and Wild Horse. The BWE Acquisition supports the Company's strategy of strengthening its portfolio with fast-growing super-premium and above wines. The BWE Acquisition strengthens the Company's position as the largest wine company in the world and the largest premium wine company in the U.S.

Total consideration paid in cash was $877.3 million. In addition, the Company incurred direct acquisition costs of $1.4 million. The purchase price was financed with the net proceeds from the Company's December 2007 Senior Notes and revolver borrowings under the Company's 2006 Credit Agreement (as defined in Note 10). In accordance with the purchase method of accounting, the acquired net assets are recorded at fair value at the date of acquisition. The purchase price was based primarily on the estimated future operating results of the BWE business, including the factors described above. In June 2008, the Company sold certain businesses consisting of several of the California wineries and wine brands acquired in the BWE Acquisition, as well as certain wineries and wine brands from the states of Washington and Idaho (collectively, the "Pacific Northwest Business") for cash proceeds of $204.2 million, net of direct costs to sell. In addition, if certain objectives are achieved by the buyer, the Company could receive up to an additional $25.0 million in cash payments. In connection with the sale of the Pacific Northwest Business, the Company recorded a loss of $23.2 million for the year ended February 28, 2009, which includes a loss on business sold of $15.8 million and losses on contractual obligations of $7.4 million. The loss of $23.2 million is included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations.

The results of operations of the BWE business are reported in the Constellation Wines segment and are included in the consolidated results of operations of the Company from the date of acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed in the BWE Acquisition at the date of acquisition.

(in millions)	
Current assets	$288.4
Property, plant and equipment	232.8
Goodwill	334.6
Trademarks	97.9
Other assets	30.2
Total assets acquired	983.9
Current liabilities	103.9
Long-term liabilities	1.3
Total liabilities assumed	105.2
Net assets acquired	$878.7

The trademarks are not subject to amortization. All of the goodwill is expected to be deductible for tax purposes.

Acquisition of Svedka – On March 19, 2007, the Company acquired the SVEDKA Vodka brand ("Svedka") in connection with the acquisition of Spirits Marque One LLC and related business (the "Svedka Acquisition"). Svedka is a premium Swedish vodka. The Svedka Acquisition supported the Company's strategy of expanding the Company's premium spirits business. The acquisition provided a foundation from which the Company looked to leverage its existing and future premium spirits portfolio for growth. In addition, Svedka complemented the Company's then existing portfolio of super-premium and value vodka brands by adding a premium vodka brand.

Total consideration paid in cash for the Svedka Acquisition was $385.8 million. In addition, the Company incurred direct acquisition costs of $1.3 million. The purchase price was financed with revolver borrowings under the Company's June 2006 Credit Agreement, as amended in February 2007. In accordance with the purchase method of accounting, the acquired net assets are recorded at fair value at the date of acquisition. The purchase price was based primarily on the estimated future operating results of the Svedka business, including the factors described above.

The results of operations of the Svedka business are reported in the Constellation Spirits segment and are included in the consolidated results of operations of the Company from the date of acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed in the Svedka Acquisition at the date of acquisition.

(in millions)	
Current assets	$ 20.1
Property, plant and equipment	0.1
Goodwill	349.7
Trademark	36.4
Other assets	20.7
Total assets acquired	427.0
Current liabilities	23.8
Long-term liabilities	16.1
Total liabilities assumed	39.9
Net assets acquired	$387.1

The trademark is not subject to amortization. Approximately $87 million of the goodwill is expected to be deductible for tax purposes.

Acquisition of Vincor – On June 5, 2006, the Company acquired all of the issued and outstanding common shares of Vincor International Inc. ("Vincor"), Canada's premier wine company (the "Vincor Acquisition"). Vincor is Canada's largest producer and marketer of wine. At the time of the acquisition, Vincor was the world's eighth largest producer and distributor of wine and related products by revenue and was also one of the largest wine importers, marketers and distributors in the U.K. Through this transaction, the Company acquired various additional winery and vineyard interests used in the production of premium, super-premium and fine wines from Canada, California, Washington State, Western Australia and New Zealand. In addition, as a result of the acquisition, the Company sources, markets and sells premium wines from South Africa. Well-known premium brands acquired in the Vincor Acquisition include Inniskillin, Jackson-Triggs, Sawmill Creek, Sumac Ridge, R.H. Phillips, Toasted Head, Hogue, Kim Crawford Wines and Kumala.

The Vincor Acquisition supports the Company's strategy of strengthening the breadth of its portfolio across price segments and geographic regions to capitalize on the overall growth in the wine industry. In addition to complementing the Company's current operations in the U.S., U.K., Australia and New Zealand, the Vincor Acquisition increases the Company's global presence by adding Canada as another core market and provides the Company with the ability to capitalize on broader geographic distribution in strategic international markets. In addition, the Vincor Acquisition makes the Company the largest wine company in Canada and strengthens the Company's position as the largest wine company in the world and the largest premium wine company in the U.S.

Total consideration paid in cash to the Vincor shareholders was $1,115.8 million. In addition, the Company incurred direct acquisition costs of $9.4 million. At closing, the Company also assumed outstanding indebtedness of Vincor, net of cash acquired, of $320.2 million. The purchase price was financed with borrowings under the Company's June 2006 Credit Agreement. In accordance with the purchase method of accounting, the acquired net assets are recorded at fair value at the date of acquisition. The purchase price was based primarily on the estimated future operating results of the Vincor business, including the factors described above, as well as an estimated benefit from operating cost synergies.

In connection with the Vincor Acquisition, the Company entered into a foreign currency forward contract to fix the U.S. dollar cost of the acquisition and the payment of certain outstanding indebtedness in April 2006. During the year ended February 28, 2007, the Company recorded a gain of $55.1 million in connection with this derivative instrument. Under SFAS No. 133, a transaction that involves a business combination is not eligible for hedge accounting treatment. As such, the gain was recognized separately on the Company's Consolidated Statements of Operations.

The results of operations of the Vincor business are reported in the Constellation Wines segment and are included in the consolidated results of operations of the Company from the date of acquisition.

The following table summarizes the fair values of the assets acquired and liabilities assumed in the Vincor Acquisition at the date of acquisition:

(in millions)	
Current assets	$ 389.1
Property, plant and equipment	241.4
Goodwill	871.6
Trademarks	224.3
Other assets	49.4
Total assets acquired	1,775.8
Current liabilities	413.6
Long-term liabilities	237.0
Total liabilities assumed	650.6
Net assets acquired	$1,125.2

The trademarks are not subject to amortization. None of the goodwill is expected to be deductible for tax purposes.

Other – During the year ended February 28, 2009, the Company completed its acquisition of the remaining 50% ownership interest in a Canadian joint venture distribution business for a purchase price of $12.8 million. During the year ended February 29, 2008, the Company completed its acquisition of several immaterial businesses for a total combined purchase price of $27.4 million.

The following table sets forth the unaudited pro forma results of operations of the Company for the years ended February 29, 2008, and February 28, 2007, respectively. The unaudited pro forma results of operations for the year ended February 29, 2008, give effect to the BWE Acquisition as if it occurred on March 1, 2006. The unaudited pro forma results of operations for the year ended February 29, 2008, are not presented to give effect to the Svedka Acquisition as if it had occurred on March 1, 2006, as it is not significant. The unaudited pro forma results of operations for the year ended February 28, 2007, give effect to the BWE Acquisition, the Svedka Acquisition, and the Vincor Acquisition as if they occurred on March 1, 2006. The unaudited pro forma results of operations are presented after giving effect to certain adjustments for depreciation, amortization of certain intangible assets and deferred financing costs, interest expense on acquisition financing, interest expense associated with adverse grape contracts, and related income tax effects. The unaudited pro forma results of operations are based upon currently available information and certain assumptions that the Company believes are reasonable under the circumstances. The unaudited pro forma results of operations for the year ended February 28, 2007, do not reflect total pretax nonrecurring charges of $29.5 million ($0.09 per share on a diluted basis) related to transaction costs, primarily for the acceleration of vesting of stock options, legal fees and investment banker fees, all of which were incurred by Vincor prior to the acquisition. The unaudited pro forma results of operations do not purport to present what the Company's results of operations would actually have been if the aforementioned transactions had in fact occurred on such date or at the beginning of the period indicated, nor do they project the Company's financial position or results of operations at any future date or for any future period.

	For the Years Ended	
(in millions, except per share data)	**February 29, 2008**	February 28, 2007
Net sales	**$ 3,984.0**	$ 5,589.1
(Loss) income before income taxes	**$ (450.0)**	$ 441.7
Net (loss) income	**$ (622.1)**	$ 268.6
(Loss) income available to common stockholders	**$ (622.1)**	$ 263.7
(Loss) earnings per common share – basic:		
Class A Common Stock	**$ (2.87)**	$ 1.16
Class B Convertible Common Stock	**$ (2.61)**	$ 1.06
(Loss) earnings per common share – diluted:		
Class A Common Stock	**$ (2.87)**	$ 1.12
Class B Convertible Common Stock	**$ (2.61)**	$ 1.03
Weighted average common shares outstanding – basic:		
Class A Common Stock	**195.135**	204.966
Class B Convertible Common Stock	**23.812**	23.840
Weighted average common shares outstanding – diluted:		
Class A Common Stock	**195.135**	239.772
Class B Convertible Common Stock	**23.812**	23.840

4. Property, Plant and Equipment:

The major components of property, plant and equipment are as follows:

(in millions)	**February 28, 2009**	February 29, 2008
Land and land improvements	**$ 326.2**	$ 394.4
Vineyards	**189.6**	259.0
Buildings and improvements	**409.5**	516.6
Machinery and equipment	**1,213.7**	1,430.5
Motor vehicles	**36.6**	43.1
Construction in progress	**48.1**	99.0
	2,223.7	2,742.6
Less – Accumulated depreciation	**(676.2)**	(707.6)
	$1,547.5	$2,035.0

5. Fair Value Measurements:

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157 ("SFAS No. 157"), "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on assumptions that market participants would use in pricing an asset or liability. In February 2008, the FASB issued FASB Staff Position No. FAS 157-2 ("FSP No. 157-2"), "Effective Date of FASB Statement No. 157." FSP No. 157-2 amended SFAS No. 157 to defer the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis, at least annually, including goodwill and trademarks. On March 1, 2008, the Company adopted the provisions of SFAS No. 157 that were not deferred by FSP No. 157-2. The adoption of these provisions of SFAS No. 157 did not have a material impact on the Company's consolidated financial statements. In accordance with FSP No. 157-2, the Company is required to adopt the remaining provisions of SFAS No. 157 on March 1, 2009. The adoption of the remaining provisions of SFAS No. 157 on March 1, 2009, did not have a material impact on the Company's consolidated financial statements.

SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities; Level 2 inputs include data points that are observable such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) such as interest rates and yield curves that are observable for the asset and liability, either directly or indirectly; Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The following table presents the fair value hierarchy for the Company's financial assets and liabilities measured at fair value on a recurring basis as of February 28, 2009:

	Fair Value Measurements as of February 28, 2009			
(in millions)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Recurring Fair Value Measurements				
Assets:				
Foreign currency contracts	$ –	$78.7	$ –	$78.7
Liabilities:				
Foreign currency contracts	$ –	$71.1	$ –	$71.1
Interest rate swap contracts	$ –	$51.1	$ –	$51.1

The Company's foreign currency contracts consist of foreign currency forward and option contracts which are valued using market-based inputs, obtained from independent pricing services, into valuation models. These valuation models require various inputs, including contractual terms, market foreign exchange prices, interest-rate yield curves and currency volatilities. Interest rate swap fair values are based on quotes from respective counterparties. Quotes are corroborated by the Company using discounted cash flow calculations based upon forward interest-rate yield curves, which are obtained from independent pricing services.

6. Goodwill:

The changes in the carrying amount of goodwill are as follows:

(in millions)	Constellation Wines	Constellation Spirits	Crown Imports	Consolidations and Eliminations	Consolidated
Balance, February 28, 2007	$2,939.5	$144.4	$13.0	$(13.0)	$3,083.9
Purchase accounting allocations	309.3	362.7	–	–	672.0
Foreign currency translation adjustments	144.4	2.7	–	–	147.1
Purchase price earn-out	1.2	–	–	–	1.2
Disposal of businesses	(180.4)	–	–	–	(180.4)
Impairment of goodwill	(599.9)	–	–	–	(599.9)
Balance, February 29, 2008	2,614.1	509.8	13.0	(13.0)	3,123.9
Purchase accounting allocations	23.8	–	–	–	23.8
Foreign currency translation adjustments	(245.7)	(4.0)	–	–	(249.7)
Disposal of businesses	(15.8)	(14.5)	–	–	(30.3)
Impairment of goodwill	(252.7)	–	–	–	(252.7)
Balance, February 28, 2009	**$2,123.7**	**$491.3**	**$13.0**	**$(13.0)**	**$2,615.0**

For the year ended February 29, 2008, the changes in the carrying amount of goodwill consist of the following components. The Constellation Spirits segment's purchase accounting allocations totaling $362.7 million consist primarily of purchase accounting allocations associated with the Svedka Acquisition. The Constellation Wines segment's purchase accounting allocations totaling $309.3 million consist primarily of purchase accounting allocations of $320.1 million associated with the BWE Acquisition, partially offset by a reduction of $17.3 million in connection with an adjustment to income taxes payable acquired in a prior acquisition. Disposal of businesses within the Constellation Wines segment consist of $143.4 million related to the Company's reduction of goodwill in connection with the Company's contribution of its U.K. wholesale business associated with the formation of a joint venture with Punch Taverns plc ("Punch") (see Note 8) and $37.0 million related to the Company's reduction of goodwill in connection with the Company's sale of the Almaden and Inglenook wine brands and certain other assets. In February 2008, as part of ongoing efforts to increase focus on premium wine offerings in the U.S., the Company sold its lower margin popular-priced wine brands, Almaden and Inglenook, and certain other assets for cash proceeds of $133.5 million, net of direct costs to sell. The Company recorded a loss of $27.8 million on this sale which is included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations.

For the year ended February 28, 2009, the changes in the carrying amount of goodwill consist of the following components. The Constellation Wines segment's purchase accounting allocations totaling $23.8 million consist primarily of purchase accounting allocations associated with the BWE Acquisition of $14.5 million and purchase accounting allocations associated with the purchase of an immaterial business of $6.4 million. The Constellation Wines segment's disposal of business consists of the Company's reduction of goodwill in connection with the June 2008 sale of the Pacific Northwest Business. The Constellation Spirits segment's disposal of business consists of the impairment of goodwill on an asset group held for sale in connection with the March 2009 sale of the value spirits business.

7. Intangible Assets:

The major components of intangible assets are:

(in millions)	February 28, 2009 Gross Carrying Amount	February 28, 2009 Net Carrying Amount	February 29, 2008 Gross Carrying Amount	February 29, 2008 Net Carrying Amount
Amortizable intangible assets:				
Customer relationships	**$80.0**	**$ 70.3**	$67.3	$ 62.0
Other	**11.4**	**5.4**	12.7	6.5
Total	**$91.4**	**75.7**	$80.0	68.5
Nonamortizable intangible assets:				
Trademarks		**915.2**		1,117.3
Other		**9.7**		4.2
Total		**924.9**		1,121.5
Total intangible assets		**$1,000.6**		$1,190.0

The difference between the gross carrying amount and net carrying amount for each item presented is attributable to accumulated amortization. Amortization expense for intangible assets was $6.8 million, $4.8 million and $2.8 million for the years ended February 28, 2009, February 29, 2008, and February 28, 2007, respectively. Estimated amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

(in millions)	
2010	$ 6.3
2011	$ 6.0
2012	$ 5.4
2013	$ 5.3
2014	$ 5.3
Thereafter	$47.4

8. Other Assets:

The major components of other assets are as follows:

(in millions)	February 28, 2009	February 29, 2008
Investments in equity method investees	**$258.1**	$394.1
Deferred financing costs	**44.0**	51.4
Other	**57.2**	80.6
	359.3	526.1
Less – Accumulated amortization	**(20.4)**	(21.2)
	$338.9	$504.9

Investment in equity method investees –

Matthew Clark: On April 17, 2007, the Company and Punch commenced operations of a joint venture for the U.K. wholesale business ("Matthew Clark"). The U.K. wholesale business was formerly owned entirely by the Company. Under the terms of the arrangement, the Company and Punch, directly or indirectly, each have a 50% voting and economic interest in Matthew Clark. The Company received $185.6 million of cash proceeds from the formation of the joint venture.

Upon formation of the joint venture, the Company discontinued consolidation of the U.K. wholesale business and accounts for the investment in Matthew Clark under the equity method. Accordingly, the results of operations of Matthew Clark are included in the equity in earnings of equity method investees line on the Company's Consolidated Statements of Operations from the date of investment. As of February 28, 2009, and February 29, 2008, the Company's investment in Matthew Clark was $28.8 million and $75.8 million, respectively. For the year ended February 28, 2009, the Company recorded an other-than-temporary impairment of its investment in Matthew Clark of $30.1 million. The Company did not receive any cash distributions from Matthew Clark for the years ended February 28, 2009, and February 29, 2008.

Amounts sold to Matthew Clark for the years ended February 28, 2009, and February 29, 2008, were not material. As of February 28, 2009, and February 29, 2008, amounts receivable from Matthew Clark were not material.

Crown Imports: On January 2, 2007, Barton Beers, Ltd. ("Barton" now known as Constellation Beers Ltd. "Constellation Beers"), an indirect wholly-owned subsidiary of the Company, and Diblo, S.A. de C.V. ("Diblo"), an entity owned 76.75% by Grupo Modelo, S.A.B. de C.V. ("Modelo") and 23.25% by Anheuser-Busch Companies, Inc., completed the formation of Crown Imports LLC ("Crown Imports"), a joint venture in which Constellation Beers and Diblo each have, directly or indirectly, equal interests. Crown Imports has the exclusive right to import, market and sell Modelo's Mexican beer portfolio (the "Modelo Brands") in the 50 states of the U.S., the District of Columbia and Guam. In addition, the owners of the Tsingtao and St. Pauli Girl brands have transferred exclusive importing, marketing and selling rights with respect to those brands in the U.S. to the joint venture. The importer agreement that previously gave Barton the exclusive right to import, market and sell the Modelo Brands primarily west of the Mississippi River was superseded by the transactions consummated by the newly formed joint venture.

Upon commencement of operations of the joint venture, the Company discontinued consolidation of the imported beer business and accounts for the investment in Crown Imports under the equity method. Accordingly, the results of operations of Crown Imports are included in the equity in earnings of equity method investees line on the Company's Consolidated Statements of Operations from the date of investment. As of February 28, 2009, and February 29, 2008, the Company's investment in Crown Imports was $136.9 million and $150.5 million, respectively. The carrying amount of the investment is greater than the Company's equity in the underlying assets of Crown Imports by $13.6 million due to the difference in the carrying amounts of the indefinite lived intangible assets contributed to Crown Imports by each party. The Company received $265.9 million and $268.0 million of cash distributions from Crown Imports for the years ended February 28, 2009, and February 29, 2008, respectively, all of which represent distributions of earnings. The Company did not receive any cash distributions from Crown Imports for the year ended February 28, 2007.

Constellation Beers provides certain administrative services to Crown Imports. Amounts related to the performance of these services for the years ended February 28, 2009, February 29, 2008, and February 28, 2007, were not material. In addition, as of February 28, 2009, and February 29, 2008, amounts receivable from Crown Imports were not material.

Other: In connection with prior acquisitions, the Company acquired several investments which are being accounted for under the equity method. The primary investment consists of Opus One, a 50% owned joint venture arrangement. As of February 28, 2009, and February 29, 2008, the Company's investment in Opus One was $55.2 million and $63.7 million, respectively. The percentage of ownership of the remaining investments ranges from 20% to 50%.

In addition, the Company has a 40% interest in Ruffino, the well-known Italian fine wine company. The Company does not have a controlling interest in Ruffino or exert any managerial control. The Company accounts for the investment in Ruffino under the equity method; accordingly, the results of operations of Ruffino are included in the equity in earnings of equity method investees line on the Company's Consolidated Statements of Operations from the date of investment. As of February 28, 2009, and February 29, 2008, the Company's investment in Ruffino was $24.8 million and $84.5 million, respectively. For the years ended February 28, 2009, and February 29, 2008, the Company recorded other-than-temporary impairments of its investment in Ruffino of $48.6 million and $15.1 million, respectively.

As of February 1, 2005, the Company's Constellation Wines segment began distribution of Ruffino's products in the U.S. Amounts purchased from Ruffino under this arrangement for the years ended February 28, 2009, February 29, 2008, and February 28, 2007, were not material. As of February 28, 2009, and February 29, 2008, amounts payable to Ruffino were not material.

Summarized financial information for the Company's Crown Imports equity method investment and other material equity method investments are presented below. The amounts shown represent 100% of these equity method investments' financial position and results of operations.

	February 28, 2009			February 29, 2008		
(in millions)	**Crown Imports**	**Other**	**Total**	Crown Imports	Other	Total
Current assets	**$291.4**	**$ 284.7**	**$ 576.1**	$327.1	$ 337.5	$ 664.6
Noncurrent assets	**$ 32.8**	**$ 204.9**	**$ 237.7**	$ 31.9	$ 185.3	$ 217.2
Current liabilities	**$ (74.7)**	**$(211.0)**	**$(285.7)**	$ (75.7)	$(251.2)	$(326.9)
Noncurrent liabilities	**$ (2.8)**	**$(128.6)**	**$(131.4)**	$ (2.1)	$(157.9)	$(160.0)

(in millions)	Crown Imports	Other	Total
For the Year Ended February 28, 2009			
Net sales	**$2,393.2**	**$ 988.0**	**$3,381.2**
Gross profit	**$ 720.9**	**$ 183.9**	**$ 904.8**
Income from continuing operations	**$ 504.6**	**$ 32.8**	**$ 537.4**
Net income	**$ 504.6**	**$ 32.8**	**$ 537.4**
For the Year Ended February 29, 2008			
Net sales	$2,391.0	$1,115.7	$3,506.7
Gross profit	$ 738.7	$ 213.3	$ 952.0
Income from continuing operations	$ 509.8	$ 34.0	$ 543.8
Net income	$ 509.8	$ 34.0	$ 543.8
For the Year Ended February 28, 2007			
Net sales	$ 368.8	$ 113.4	$ 482.2
Gross profit	$ 106.5	$ 62.2	$ 168.7
Income from continuing operations	$ 78.4	$ 26.0	$ 104.4
Net income	$ 78.4	$ 26.0	$ 104.4

Other items – Amortization expense for other assets was included in selling, general and administrative expenses and was $6.6 million, $6.4 million and $4.8 million for the years ended February 28, 2009, February 29, 2008, and February 28, 2007, respectively.

9. Other Accrued Expenses and Liabilities:

The major components of other accrued expenses and liabilities are as follows:

(in millions)	**February 28, 2009**	February 29, 2008
Advertising and promotions	**$103.6**	$148.8
Fair value of derivative instruments	**92.0**	84.4
Salaries and commissions	**77.1**	106.6
Accrued interest	**72.9**	97.1
Income taxes payable	**32.8**	34.1
Accrued restructuring	**22.6**	38.5
Adverse grape contracts (Note 14)	**14.1**	17.8
Other	**102.5**	170.4
	$517.6	$697.7

10. Borrowings:

Borrowings consist of the following:

(in millions)	February 28, 2009 Current	Long-term	Total	February 29, 2008 Total
Notes Payable to Banks:				
Senior Credit Facility –				
Revolving Credit Loans	**$ 67.2**	**$ –**	**$ 67.2**	$ 308.0
Other	**160.1**	**–**	**160.1**	71.5
	$227.3	**$ –**	**$ 227.3**	$ 379.5
Long-term Debt:				
Senior Credit Facility – Term Loans	**$ –**	**$1,809.0**	**$1,809.0**	$2,370.0
Senior Notes	**221.9**	**1,891.6**	**2,113.5**	2,198.8
Senior Subordinated Notes	**–**	**250.0**	**250.0**	250.0
Other Long-term Debt	**13.3**	**20.5**	**33.8**	59.2
	$235.2	**$3,971.1**	**$4,206.3**	$4,878.0

Senior credit facility – In connection with the Vincor Acquisition, on June 5, 2006, the Company and certain of its U.S. subsidiaries, JPMorgan Chase Bank, N.A. as a lender and administrative agent, and certain other agents, lenders, and financial institutions entered into a new credit agreement (the "June 2006 Credit Agreement"). On February 23, 2007, and on November 19, 2007, the June 2006 Credit Agreement was amended (collectively, the "2007 Amendments"). The June 2006 Credit Agreement together with the 2007 Amendments is referred to as the "2006 Credit Agreement." The 2006 Credit Agreement provides for aggregate credit facilities of $3.9 billion, consisting of a $1.2 billion tranche A term loan facility due in June 2011, a $1.8 billion tranche B term loan facility due in June 2013, and a $900 million revolving credit facility (including a sub-facility for letters of credit of up to $200 million) which terminates in June 2011. Proceeds of the June 2006 Credit Agreement were used to pay off the Company's obligations under its prior senior credit facility, to fund the Vincor Acquisition and to repay certain indebtedness of Vincor. The Company uses its revolving credit facility under the 2006 Credit Agreement for general corporate purposes, including working capital, on an as needed basis.

As of February 28, 2009, the required principal repayments of the tranche A term loan and the tranche B term loan for each of the five succeeding fiscal years are as follows:

(in millions)	Tranche A Term Loan	Tranche B Term Loan	Total
2010	$ –	$ –	$ –
2011	225.0	4.0	229.0
2012	150.0	4.0	154.0
2013	–	714.0	714.0
2014	–	712.0	712.0
	$375.0	$1,434.0	$1,809.0

The rate of interest on borrowings under the 2006 Credit Agreement is a function of LIBOR plus a margin, the federal funds rate plus a margin, or the prime rate plus a margin. The margin is fixed with respect to the tranche B term loan facility and is adjustable based upon the Company's debt ratio (as defined in the 2006 Credit Agreement) with respect to the tranche A term loan facility and the revolving credit facility. As of February 28, 2009, the LIBOR margin for the revolving credit facility and the tranche A term loan facility is 1.25%, while the LIBOR margin on the tranche B term loan facility is 1.50%.

The February 23, 2007, amendment amended the June 2006 Credit Agreement to, among other things, (i) increase the revolving credit facility from $500.0 million to $900.0 million, which increased the aggregate credit facilities from $3.5 billion to $3.9 billion; (ii) increase the aggregate amount of cash payments the Company is permitted to make in respect or on account of its capital stock; (iii) remove certain limitations on the incurrence of senior unsecured indebtedness and the application of proceeds thereof; (iv) increase the maximum permitted total "Debt Ratio" and decrease the required minimum "Interest Coverage Ratio"; and (v) eliminate the "Senior Debt Ratio" covenant and the "Fixed Charges Ratio" covenant. The November 19, 2007, amendment clarified certain provisions governing the incurrence of senior unsecured indebtedness and the application of proceeds thereof under the June 2006 Credit Agreement, as previously amended.

The Company's obligations are guaranteed by certain of its U.S. subsidiaries. These obligations are also secured by a pledge of (i) 100% of the ownership interests in certain of the Company's U.S. subsidiaries and (ii) 65% of the voting capital stock of certain of the Company's foreign subsidiaries.

The Company and its subsidiaries are also subject to covenants that are contained in the 2006 Credit Agreement, including those restricting the incurrence of additional indebtedness (including guarantees of indebtedness), additional liens, mergers and consolidations, disposition or acquisition of property, the payment of dividends, transactions with affiliates and the making of certain investments, in each case subject to numerous conditions, exceptions and thresholds. The financial covenants are limited to maximum total debt coverage ratios and minimum interest coverage ratios.

As of February 28, 2009, under the 2006 Credit Agreement, the Company had outstanding tranche A term loans of $375.0 million bearing an interest rate of 2.2%, tranche B term loans of $1,434.0 million bearing an interest rate of 3.3%, revolving loans of $67.2 million bearing an interest rate of 1.7%, outstanding letters of credit of $32.0 million, and $800.8 million in revolving loans available to be drawn.

In March 2005, the Company replaced its then outstanding five year interest rate swap agreements with new five year delayed start interest rate swap agreements effective March 1, 2006, which are outstanding as of February 28, 2009. These delayed start interest rate swap agreements extended the original hedged period through fiscal 2010. The swap agreements fixed LIBOR interest rates on $1,200.0 million of the Company's floating LIBOR rate debt at an average rate of 4.1% over the five year term. The Company received $30.3 million in proceeds from the unwinding of the original swaps. This amount is being reclassified from Accumulated Other Comprehensive Income ("AOCI") ratably into earnings in the same period in which the original hedged item is recorded in the Consolidated Statements of Operations. For the years ended February 28, 2009, February 29, 2008, and February 28, 2007, the Company reclassified $12.6 million, $7.1 million and $5.9 million, net of income tax effect, respectively, from AOCI to interest expense, net on the Company's Consolidated Statements of Operations. This non-cash operating activity is included in the other, net line in the Company's Consolidated Statements of Cash Flows.

Senior notes – In August 1999, the Company issued $200.0 million aggregate principal amount of 8 5/8% Senior Notes due August 2006 (the "August 1999 Senior Notes"). On August 1, 2006, the Company repaid the August 1999 Senior Notes with proceeds from its revolving credit facility under the June 2006 Credit Agreement.

In February 2001, the Company issued $200.0 million aggregate principal amount of 8% Senior Notes due February 2008 (the "February 2001 Senior Notes"). On February 15, 2008, the Company repaid the February 2001 Senior Notes with proceeds from its revolving credit facility under the 2006 Credit Agreement.

On November 17, 1999, the Company issued £75.0 million ($121.7 million upon issuance) aggregate principal amount of 8 1/2% Senior Notes due November 2009 (the "Sterling Senior Notes"). Interest on the Sterling Senior Notes is payable semiannually on May 15 and November 15. In March 2000, the Company exchanged £75.0 million aggregate principal amount of 8 1/2% Series B Senior Notes due in November 2009 (the "Sterling Series B Senior Notes") for all of the Sterling Senior Notes. The terms of the Sterling Series B Senior Notes are identical in all material respects to the Sterling Senior Notes. In October 2000, the Company exchanged £74.0 million aggregate principal amount of Sterling Series C Senior Notes (as defined below) for £74.0 million of the Sterling Series B Notes. The terms of the Sterling Series C Senior Notes are identical in all material respects to the Sterling Series B Senior Notes. As of February 28, 2009, and February 29, 2008, the Company had outstanding £1.0 million ($1.4 million and $2.0 million, respectively) aggregate principal amount of Sterling Series B Senior Notes.

On May 15, 2000, the Company issued £80.0 million ($120.0 million upon issuance) aggregate principal amount of 8 1/2% Series C Senior Notes due November 2009 at an issuance price of £79.6 million ($119.4 million upon issuance, net of $0.6 million unamortized discount, with an effective interest rate of 8.6%) (the "Sterling Series C Senior Notes"). Interest on the Sterling Series C Senior Notes is payable semiannually on May 15 and November 15. As of February 28, 2009, and February 29, 2008, the Company had outstanding £154.0 million ($220.5 million, net of $0.1 million unamortized discount, and $306.1 million, net of $0.2 million unamortized discount, respectively) aggregate principal amount of Sterling Series C Senior Notes.

On August 15, 2006, the Company issued $700.0 million aggregate principal amount of 7 1/4% Senior Notes due September 2016 at an issuance price of $693.1 million (net of $6.9 million unamortized discount, with an effective interest rate of 7.4%) (the "August 2006 Senior Notes"). The net proceeds of the offering ($685.6 million) were used to reduce a corresponding amount of borrowings under the Company's June 2006 Credit Agreement. Interest on the August 2006 Senior Notes is payable semiannually on March 1 and September 1 of each year, beginning March 1, 2007. As of February 28, 2009, and February 29, 2008, the Company had outstanding $694.4 million (net of $5.6 million unamortized discount) and $693.9 million (net of $6.1 million unamortized discount), respectively, aggregate principal amount of August 2006 Senior Notes.

On May 14, 2007, the Company issued $700.0 million aggregate principal amount of 7 1/4% Senior Notes due May 2017 (the "Original May 2007 Senior Notes"). The net proceeds of the offering ($693.9 million) were used to reduce a corresponding amount of borrowings under the revolving portion of the Company's 2006 Credit Agreement. Interest on the Original May 2007 Senior Notes is payable semiannually on May 15 and November 15 of each year, beginning November 15, 2007. In January 2008, the Company exchanged $700.0 million aggregate principal amount of 7 1/4% Senior Notes due May 2017 (the "May 2007 Senior Notes") for all of the Original May 2007 Senior Notes. The terms of the May 2007 Senior Notes are substantially identical in all material respects to the Original May 2007 Senior Notes, except that the May 2007 Senior Notes are registered under the Securities Act of 1933, as amended. As of February 28, 2009, and February 29, 2008, the Company had outstanding $700.0 million aggregate principal amount of May 2007 Senior Notes.

On December 5, 2007, the Company issued $500.0 million aggregate principal amount of 8 3/8% Senior Notes due December 2014 at an issuance price of $496.7 million (net of $3.3 million unamortized discount, with an effective interest rate of 8.5%) (the "December 2007 Senior Notes"). The net proceeds of the offering ($492.2 million) were used to fund a portion of the purchase price of BWE. Interest on the December 2007 Senior Notes is payable semiannually on June 15 and December 15 of each year, beginning June 15, 2008. As of February 28, 2009, and February 29, 2008, the Company had outstanding $497.2 million (net of $2.8 million unamortized discount) and $496.8 million (net of $3.2 million unamortized discount), respectively, aggregate principal amount of December 2007 Senior Notes.

The senior notes described above are redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to 100% of the outstanding principal amount and a make whole payment based on the present value of the future payments at the adjusted Treasury Rate or adjusted Gilt rate plus 50 basis points. The senior notes are senior unsecured obligations and rank equally in right of payment to all existing and future senior unsecured indebtedness of the Company. Certain of the Company's significant U.S. operating subsidiaries guarantee the senior notes, on a senior unsecured basis.

Senior subordinated notes – On January 23, 2002, the Company issued $250.0 million aggregate principal amount of 8 1/8% Senior Subordinated Notes due January 2012 ("January 2002 Senior Subordinated Notes"). Interest on the January 2002 Senior Subordinated Notes is payable semiannually on January 15 and July 15. The January 2002 Senior Subordinated Notes are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2007. The January 2002 Senior Subordinated Notes are unsecured and subordinated to the prior payment in full of all senior indebtedness of the Company, which includes the senior credit facility. The January 2002 Senior Subordinated Notes are guaranteed, on a senior subordinated unsecured basis, by certain of the Company's significant U.S. operating subsidiaries. As of February 28, 2009, and February 29, 2008, the Company had outstanding $250.0 million aggregate principal amount of January 2002 Senior Subordinated Notes.

Trust Indentures – Certain of the Company's Trust Indentures relating to the senior notes and senior subordinated notes contain certain covenants, including, but not limited to: (i) limitation on indebtedness; (ii) limitation on restricted payments; (iii) limitation on transactions with affiliates; (iv) limitation on senior subordinated indebtedness; (v) limitation on liens; (vi) limitation on sale of assets; (vii) limitation on issuance of guarantees of and pledges for indebtedness; (viii) restriction on transfer of assets; (ix) limitation on subsidiary capital stock; (x) limitation on dividends and other payment restrictions affecting subsidiaries; and (xi) restrictions on mergers, consolidations and the transfer of all or substantially all of the assets of the Company to another person. The limitation on indebtedness covenant is governed by a rolling four quarter fixed charge ratio requiring a specified minimum.

Subsidiary credit facilities – In addition to the above arrangements, the Company has additional credit arrangements totaling $334.6 million and $397.0 million as of February 28, 2009, and February 29, 2008, respectively. These arrangements primarily support the financing needs of the Company's domestic and foreign subsidiary operations. Interest rates and other terms of these borrowings vary from country to country, depending on local market conditions. As of February 28, 2009, and February 29, 2008, amounts outstanding under these arrangements were $193.9 million and $130.7 million, respectively.

Debt payments – Principal payments required under long-term debt obligations (excluding unamortized discount of $8.5 million) during the next five fiscal years and thereafter are as follows:

(in millions)	
2010	$ 235.3
2011	243.3
2012	405.6
2013	715.6
2014	713.5
Thereafter	1,901.5
	$4,214.8

11. Income Taxes:

(Loss) income before income taxes was generated as follows:

	For the Years Ended		
(in millions)	**February 28, 2009**	February 29, 2008	February 28, 2007
Domestic	**$ 401.9**	$ 231.3	$449.2
Foreign	**(508.7)**	(671.9)	86.1
	$(106.8)	$(440.6)	$535.3

The income tax provision (benefit) consisted of the following:

	For the Years Ended		
(in millions)	**February 28, 2009**	February 29, 2008	February 28, 2007
Current:			
Federal	**$133.8**	$ 57.2	$112.8
State	**36.4**	11.8	15.1
Foreign	**22.1**	5.7	22.8
Total current	**192.3**	74.7	150.7
Deferred:			
Federal	**22.7**	55.1	55.4
State	**(3.5)**	9.2	14.1
Foreign	**(16.9)**	33.7	(16.8)
Total deferred	**2.3**	98.0	52.7
Income tax provision	**$194.6**	$172.7	$203.4

The foreign provision (benefit) for income taxes is based on foreign pretax earnings. Earnings of foreign subsidiaries would be subject to U.S. income taxation on repatriation to the U.S. The Company's consolidated financial statements provide for anticipated tax liabilities on amounts that may be repatriated.

Deferred tax assets and liabilities reflect the future income tax effects of temporary differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates that apply to taxable income.

Significant components of deferred tax assets (liabilities) consist of the following:

(in millions)	February 28, 2009	February 29, 2008
Deferred tax assets:		
Net operating losses	**$ 115.1**	$ 114.7
Stock-based compensation	**26.2**	11.9
Employee benefits	**14.5**	32.6
Derivative instruments	**12.5**	–
Inventory	**11.6**	–
Insurance accruals	**8.1**	9.0
Foreign tax credit	**–**	5.2
Other accruals	**19.2**	108.2
Gross deferred tax assets	**207.2**	281.6
Valuation allowances	**(147.2)**	(114.0)
Deferred tax assets, net	**60.0**	167.6
Deferred tax liabilities:		
Intangible assets	**(310.5)**	(301.7)
Property, plant and equipment	**(185.4)**	(199.0)
Investment in equity method investees	**(36.8)**	(34.2)
Unrealized foreign exchange	**(7.7)**	(20.7)
Provision for unremitted earnings	**(1.2)**	(15.6)
Derivative instruments	**–**	(41.5)
Inventory	**–**	(10.0)
Total deferred tax liabilities	**(541.6)**	(622.7)
Deferred tax liabilities, net	**$(481.6)**	$(455.1)

Amounts recognized in the Consolidated Balance Sheets consist of:

(in millions)	February 28, 2009	February 29, 2008
Current deferred tax assets	**$ 60.3**	$ 82.7
Long-term deferred tax assets	**1.7**	–
Current deferred tax liabilities	**–**	(2.0)
Long-term deferred tax liabilities	**(543.6)**	(535.8)
	$(481.6)	$(455.1)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. Management considers the projected reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon this assessment, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of any valuation allowances. During the fourth quarter of fiscal 2008, lower estimates of future operating results and cash flows negatively impacted the Company's assessment regarding the realizability of certain net operating losses and intangible assets resulting in the recording of additional valuation allowances. During the year ended February 28, 2009, the Company recorded additional valuation allowances, primarily associated with its Australian business, as a result of continuing operating losses for this business.

Operating loss carryforwards totaling $383.7 million at February 28, 2009, are being carried forward in a number of foreign jurisdictions where the Company is permitted to use tax operating losses from prior periods to reduce future taxable income. Of these operating loss carryforwards, $46.2 million will expire in 2011 through 2027 and $337.5 million of operating losses in foreign jurisdictions may be carried forward indefinitely.

The Company is subject to ongoing tax examinations and assessments in various jurisdictions. Accordingly, the Company provides for additional tax expense based on probable outcomes of such matters. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, the Company believes the reserves reflect the probable outcome of known tax contingencies. Unfavorable settlement of any particular issue would require use of cash. Favorable resolution would be recognized as a reduction to the effective tax rate in the year of resolution. During the year ended February 28, 2009, various federal, state, and international examinations were finalized. A tax benefit of $12.1 million was recorded primarily related to the resolution of certain tax positions in connection with those examinations.

A reconciliation of the total tax provision to the amount computed by applying the statutory U.S. Federal income tax rate to (loss) income before provision for income taxes is as follows:

	For the Years Ended					
	February 28, 2009		February 29, 2008		February 28, 2007	
(in millions, except % of pretax income data)	**Amount**	**% of Pretax Income**	Amount	% of Pretax Income	Amount	% of Pretax Income
Income tax (benefit) provision at statutory rate	**$ (37.4)**	**35.0**	$(154.2)	35.0	$187.3	35.0
State and local income taxes, net of federal income tax benefit	**21.3**	**(20.0)**	13.6	(3.1)	19.0	3.5
Write-off of non-deductible goodwill, equity method investments and other intangible assets	**131.5**	**(123.1)**	277.8	(63.1)	7.9	1.5
Net operating loss valuation allowance	**67.4**	**(63.2)**	51.7	(11.7)	–	–
Nontaxable foreign exchange gains and losses	**11.4**	**(10.6)**	(7.2)	1.6	–	–
Earnings of subsidiaries taxed at other than U.S. statutory rate	**(3.5)**	**3.3**	(12.5)	2.8	(14.4)	(2.7)
Miscellaneous items, net	**3.9**	**(3.6)**	3.5	(0.7)	3.6	0.7
	$194.6	**(182.2)**	$172.7	(39.2)	$203.4	38.0

The effect of earnings of foreign subsidiaries includes the difference between the U.S. statutory rate and local jurisdiction tax rates, as well as the (benefit) provision for incremental U.S. taxes on unremitted earnings of foreign subsidiaries offset by foreign tax credits and other foreign adjustments.

Effective March 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 ("FIN No. 48"), "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." As of February 28, 2009, the liability for income taxes associated with uncertain tax positions, excluding interest and penalties, was $136.7 million. A reconciliation of the beginning and ending unrecognized tax benefit liabilities is as follows:

(in millions)	
Balance, March 1, 2008	$ (131.1)
Increases in unrecognized tax benefit liabilities as a result of tax positions taken during a prior period	(13.4)
Decreases in unrecognized tax benefit liabilities as a result of tax positions taken during a prior period	13.2
Increases in unrecognized tax benefit liabilities as a result of tax positions taken during the current period	(20.9)
Decreases in unrecognized tax benefit liabilities related to settlements with tax authorities	13.4
Decreases in unrecognized tax benefit liabilities related to lapse of applicable statute of limitations	2.1
Balance, February 28, 2009	**$(136.7)**

As of February 28, 2009, and February 29, 2008, the Company had $132.1 million and $142.5 million, respectively, of non-current unrecognized tax benefit liabilities, including interest and penalties, recorded in other liabilities on the Company's Consolidated Balance Sheet. These liabilities are recorded as non-current as payment of cash is not anticipated within one year of the balance sheet date.

As of February 28, 2009, and February 29, 2008, the Company had $106.9 million and $87.3 million, respectively, of unrecognized tax benefit liabilities that, if recognized, would decrease the effective tax rate.

In accordance with the Company's accounting policy, the Company recognizes interest and penalties related to unrecognized tax benefit liabilities as a component of the provision for income taxes on the Company's Consolidated Statements of Operations. This policy did not change as a result of the adoption of FIN No. 48. For the years ended February 28, 2009, and February 29, 2008, the Company recorded $1.4 million and $8.3 million of interest expense, net of income tax effect, and penalties, respectively. As of February 28, 2009, and February 29, 2008, $16.8 million, net of income tax effect, and $16.9 million, net of income tax effect, respectively, was included in the liability for uncertain tax positions for the possible payment of interest and penalties.

Various U.S. federal, state and foreign income tax examinations are currently in progress. It is reasonably possible that the liability associated with the Company's unrecognized tax benefit liabilities will increase or decrease within the next twelve months as a result of these examinations or the expiration of statutes of limitation. As of February 28, 2009, the Company estimates that unrecognized tax benefit liabilities could change by a range of zero to $77 million. The Company files U.S. federal income tax returns and various state, local and foreign income tax returns. Major tax jurisdictions where the Company is subject to examination by tax authorities include Australia, Canada, New Zealand, the U.K. and the U.S. With few exceptions, the Company is no longer subject to U.S. federal, state, local or foreign income tax examinations for fiscal years prior to February 29, 2004.

12. Other Liabilities:

The major components of other liabilities are as follows:

(in millions)	February 28, 2009	February 29, 2008
Unrecognized tax benefit liabilities	**$132.1**	$142.5
Accrued pension liability	**49.0**	121.6
Adverse grape contracts (Note 14)	**22.5**	26.6
Other	**83.5**	93.4
	$287.1	$384.1

13. Defined Contribution and Defined Benefit Plans:

Defined contribution plans – The Company's retirement and profit sharing plan, the Constellation Brands, Inc. 401(k) and Profit Sharing Plan (the "Plan"), covers substantially all U.S. employees, excluding those employees covered by collective bargaining agreements. The 401(k) portion of the Plan permits eligible employees to defer a portion of their compensation (as defined in the Plan) on a pretax basis. Participants may defer up to 50% of their compensation for the year, subject to limitations of the Plan. The Company makes a matching contribution of 50% of the first 6% of compensation a participant defers. The amount of the Company's contribution under the profit sharing portion of the Plan is a discretionary amount as determined by the Board of Directors on an annual basis, subject to limitations of the Plan. Company contributions under the Plan were $14.0 million, $15.1 million and $15.2 million for the years ended February 28, 2009, February 29, 2008, and February 28, 2007, respectively.

In addition to the Plan discussed above, the Company has the Constellation Wines Australia Superannuation Plan (the "Constellation Wines Australia Plan") which covers substantially all of its salaried Australian employees. The Constellation Wines Australia Plan has a defined benefit component and a defined contribution component. The Company also has a statutory obligation to provide a minimum defined contribution on behalf of any Australian employees who are not covered by the Constellation Wines Australia Plan. In addition, the Company has a defined contribution plan that covers substantially all of its U.K. employees and a defined contribution plan that covers certain of its Canadian employees. Lastly, in connection with the Vincor Acquisition, the Company acquired the Retirement Plan for Salaried Employees of Vincor International Inc. (the "Vincor Retirement Plan") which covers substantially all of its salaried Canadian employees. The Vincor Retirement Plan has a defined benefit component and a defined contribution component. Company contributions under the defined contribution component of the Constellation Wines Australia Plan, the Australian statutory obligation, the U.K. defined contribution plan, the Canadian defined contribution plan and the defined contribution component of the Vincor Retirement Plan aggregated $8.5 million, $9.8 million and $9.3 million for the years ended February 28, 2009, February 29, 2008, and February 28, 2007, respectively.

Defined benefit pension plans – The Company also has defined benefit pension plans that cover certain of its non-U.S. employees. These consist of a Canadian plan, an U.K. plan, the defined benefit components of the Constellation Wines Australia Plan and the Vincor Retirement Plan, and two defined benefit pension plans acquired in connection with the Vincor Acquisition which cover substantially all of its hourly Canadian employees. The Company adopted the recognition and related disclosure provisions of SFAS No. 158 as of February 28, 2007 (see Note 2). The Company adopted the measurement date provision of SFAS No. 158 as of February 28, 2009. Accordingly, the Company uses the last day of February as its measurement date for all of its plans for the year ended February 28, 2009. For the years ended February 29, 2008, and February 28, 2007, the Company used a December 31 measurement date for all of its plans. For the year ended February 28, 2009, in connection with the Company's August 2008 sale of a nonstrategic Canadian distilling facility, the Company recognized a settlement loss and curtailment loss of $8.6 million and $0.4 million, respectively, associated with the settlement of the related pension obligation. Net periodic benefit cost reported in the Consolidated Statements of Operations for all of the Company's defined benefit pension plans includes the following components:

	For the Years Ended		
(in millions)	**February 28, 2009**	February 29, 2008	February 28, 2007
Service cost	**$ 3.9**	$ 5.5	$ 3.9
Interest cost	**23.4**	24.9	21.5
Expected return on plan assets	**(27.5)**	(29.7)	(25.2)
Amortization of prior service cost	**0.2**	0.4	0.2
Recognized net actuarial loss	**6.9**	8.4	6.8
Recognized loss due to curtailment	**0.4**	–	–
Recognized net loss (gain) due to settlement	**8.6**	(0.8)	(0.3)
Special termination benefits	**–**	–	1.0
Net periodic benefit cost	**$ 15.9**	$ 8.7	$ 7.9

The following table summarizes the funded status of the Company's defined benefit pension plans and the related amounts included in the Consolidated Balance Sheets:

(in millions)	**February 28, 2009**	February 29, 2008
Change in benefit obligation:		
Benefit obligation as of March 1	**$ 507.7**	$ 474.4
SFAS No. 158 measurement date provision	**5.1**	–
Service cost	**3.9**	5.5
Interest cost	**23.4**	24.9
Plan participants' contributions	**2.1**	2.0
Plan amendment	**0.4**	–
Actuarial (gain) loss	**(77.7)**	0.8
Settlement	**(35.8)**	(7.1)
Benefits paid	**(16.8)**	(16.4)
Foreign currency exchange rate changes	**(123.5)**	23.6
Benefit obligation as of the last day of February	**$ 288.8**	$ 507.7
Change in plan assets:		
Fair value of plan assets as of March 1	**$ 391.9**	$ 352.1
SFAS No. 158 measurement date provision	**(4.5)**	–
Actual return on plan assets	**(14.9)**	27.7
Employer contribution	**11.2**	10.8
Plan participants' contributions	**2.1**	2.0
Settlement	**(33.6)**	(7.1)
Benefits paid	**(16.9)**	(16.4)
Foreign currency exchange rate changes	**(95.2)**	22.8
Fair value of plan assets as of the last day of February	**$ 240.1**	$ 391.9
Funded status of the plan as of the last day of February:		
Funded status	**$ (48.7)**	$(115.8)
Employer contributions from measurement date to fiscal year end	**–**	0.7
Net amount recognized	**$ (48.7)**	$(115.1)
Amounts recognized in the Consolidated Balance Sheets consist of:		
Long-term pension asset	**$ 0.4**	$ 6.6
Current accrued pension liability	**(0.1)**	(0.1)
Long-term accrued pension liability	**(49.0)**	(121.6)
Net amount recognized	**$ (48.7)**	$(115.1)
Amounts recognized in accumulated other comprehensive income:		
Unrecognized prior service cost	**$ 0.6**	$ 0.9
Unrecognized actuarial loss	**70.0**	155.4
Accumulated other comprehensive income, gross	**70.6**	156.3
Cumulative tax impact	**19.7**	47.0
Accumulated other comprehensive income, net	**$ 50.9**	$ 109.3

The estimated amounts that will be amortized from accumulated other comprehensive income, net of income tax effect, into net periodic benefit cost over the next fiscal year are as follows:

(in millions)	
Prior service cost	$0.1
Net actuarial loss	$2.7

As of February 28, 2009, and February 29, 2008, the accumulated benefit obligation for all defined benefit pension plans was $283.1 million and $494.5 million, respectively.

The following table summarizes the projected benefit obligation, accumulated benefit obligation and fair value of plan assets for only those pension plans with an accumulated benefit obligation in excess of plan assets:

(in millions)	**February 28, 2009**	February 29, 2008
Projected benefit obligation	**$288.8**	$425.1
Accumulated benefit obligation	**$283.1**	$411.9
Fair value of plan assets	**$240.1**	$304.4

The following table sets forth the weighted average assumptions used in developing the net periodic pension expense:

	For the Years Ended	
	February 28, 2009	February 29, 2008
Rate of return on plan assets	**7.31%**	8.08%
Discount rate	**5.41%**	5.07%
Rate of compensation increase	**4.16%**	4.00%

The following table sets forth the weighted average assumptions used in developing the benefit obligation:

	February 28, 2009	February 29, 2008
Discount rate	**6.82%**	5.65%
Rate of compensation increase	**4.03%**	4.30%

The Company's weighted average expected long-term rate of return on plan assets is 7.31%. The Company considers the historical level of long-term returns and the current level of expected long-term returns for each asset class, as well as the current and expected allocation of assets when developing its expected long-term rate of return on assets assumption. The expected return for each asset class is weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the Company's portfolios.

The following table sets forth the weighted average asset allocations by asset category:

	February 28, 2009	February 29, 2008
Asset Category:		
Equity securities	**28.9%**	41.1%
Debt securities	**24.0%**	22.3%
Real estate	**0.4%**	0.5%
Other	**46.7%**	36.1%
Total	**100.0%**	100.0%

For each of its Canadian, U.K. and Australian defined benefit plans, the Company employs an investment return approach whereby a mix of equities and fixed income investments are used (on a plan by plan basis) to maximize the long-term rate of return on plan assets for a prudent level of risk. From time to time, the Company will target asset allocation on a plan by plan basis to enhance total return while balancing risks. The established weighted average target allocations across all of the Company's plans are approximately 32.0% equity securities, 19.9% fixed income securities, 3.5% real estate and 44.6% other. The other component results primarily from investments held by the Company's U.K. plan and consists primarily of U.K. hedge funds which have characteristics of both equity and fixed income securities. Risk tolerance is established separately for each plan through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The individual investment portfolios contain a diversified blend of equity and fixed-income investments. Equity investments are diversified across each plan's local jurisdiction stocks as well as international stocks, and across multiple asset classifications, including growth, value, and large and small capitalizations. Investment risk is measured and monitored for each plan separately on an ongoing basis through periodic investment portfolio reviews and annual liability measures.

The Company expects to contribute $6.8 million to its pension plans during the year ended February 28, 2010.

Benefit payments, which reflect expected future service, as appropriate, expected to be paid during the next ten fiscal years are as follows:

(in millions)	
2010	$13.2
2011	$15.7
2012	$13.8
2013	$14.9
2014	$16.1
2015 – 2019	$97.6

14. Commitments and Contingencies:

Operating leases – Step rent provisions, escalation clauses, capital improvement funding and other lease concessions, when present in the Company's leases, are taken into account in computing the minimum lease payments. The minimum lease payments for the Company's operating leases are recognized on a straight-line basis over the minimum lease term. Future payments under noncancelable operating leases having initial or remaining terms of one year or more are as follows during the next five fiscal years and thereafter:

(in millions)	
2010	$ 75.1
2011	63.7
2012	53.4
2013	42.4
2014	36.2
Thereafter	298.0
	$568.8

Rental expense was $94.4 million, $88.6 million and $79.6 million for the years ended February 28, 2009, February 29, 2008, and February 28, 2007, respectively.

Purchase commitments and contingencies – The Company has agreements with suppliers to purchase various spirits of which certain agreements are denominated in British pound sterling. The aggregate minimum purchase obligations under these agreements, based upon exchange rates at February 28, 2009, are estimated to be $16.1 million for contracts expiring through December 2012.

In connection with previous acquisitions as well as with the BWE Acquisition, the Vincor Acquisition and the acquisition of all of the outstanding capital stock of The Robert Mondavi Corporation ("Robert Mondavi"), the Company has assumed grape purchase contracts with certain growers and suppliers. In addition, the Company has entered into other grape purchase contracts with various growers and suppliers in the normal course of business. Under the grape purchase contracts, the Company is committed to purchase all grape production yielded from a specified number of acres for a period of time from one to sixteen years. The actual tonnage and price of grapes that must be purchased by the Company will vary each year depending on certain factors, including weather, time of harvest, overall market conditions and the agricultural practices and location of the growers and suppliers under contract. The Company purchased $446.1 million, $417.8 million and $364.2 million of grapes under contracts for the years ended February 28, 2009, February 29, 2008, and February 28, 2007, respectively. Based on current production yields and published grape prices, the aggregate minimum purchase obligations under these contracts are estimated to be $1,941.1 million over the remaining terms of the contracts which extend through December 2024.

In connection with previous acquisitions as well as with the BWE Acquisition, the Vincor Acquisition and the Robert Mondavi acquisition, the Company established a liability for the estimated loss on firm purchase commitments assumed at the time of acquisition. As of February 28, 2009, and February 29, 2008, the remaining balance on this liability is $36.6 million and $44.4 million, respectively.

The Company's aggregate minimum purchase obligations under bulk wine purchase contracts are estimated to be $49.2 million over the remaining terms of the contracts which extend through December 2012. The Company's aggregate minimum purchase obligation under a certain raw material purchase contract is estimated to be $163.1 million over the remaining term of the contract which extends through December 2012.

In connection with a previous acquisition, the Company assumed certain processing contracts which commit the Company to utilize outside services to process and/or package a minimum volume quantity. In addition, the Company has a processing contract utilizing outside services to process a minimum volume of brandy at prices which are dependent on the processing ingredients provided by the Company. The Company's aggregate minimum contractual obligations under these processing contracts are estimated to be $29.4 million over the remaining terms of the contracts which extend through December 2011.

Employment contracts – The Company has employment contracts with its executive officers and certain other management personnel with either automatic one year renewals after an initial term or an indefinite term of employment unless terminated by either party. These employment contracts provide for minimum salaries, as adjusted for annual increases, and may include incentive bonuses based upon attainment of specified management goals. These employment contracts may also provide for severance payments in the event of specified termination of employment. In addition, the Company has employment arrangements with certain other management personnel which provide for severance payments in the event of specified termination of employment. As of February 28, 2009, the aggregate commitment for future compensation and severance, excluding incentive bonuses, was $40.9 million, of which $2.3 million was accrued.

Employees covered by collective bargaining agreements – Approximately 23% of the Company's full-time employees are covered by collective bargaining agreements at February 28, 2009. Agreements expiring within one year cover approximately 19% of the Company's full-time employees.

Legal matters – In the course of its business, the Company is subject to litigation from time to time. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

15. Stockholders' Equity:

Common stock – Through December 5, 2007, the Company had two classes of common stock: Class A Common Stock and Class B Convertible Common Stock. Class B Convertible Common Stock shares are convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder. Holders of Class B Convertible Common Stock are entitled to ten votes per share. Holders of Class A Common Stock are entitled to one vote per share and a cash dividend premium. If the Company pays a cash dividend on Class B Convertible Common Stock, each share of Class A Common Stock will receive an amount at least ten percent greater than the amount of the cash dividend per share paid on Class B Convertible Common Stock. In addition, the Board of Directors may declare and pay a dividend on Class A Common Stock without paying any dividend on Class B Convertible Common Stock. However, under the terms of the Company's senior credit facility, the Company is currently constrained from paying cash dividends on its common stock. In addition, the indentures for the Company's outstanding senior notes and senior subordinated notes may restrict the payment of cash dividends on its common stock under certain circumstances.

Effective December 6, 2007, the Company filed a Restated Certificate of Incorporation (the "Restated Certificate") which created a new class of common stock consisting of 15,000,000 shares of Class 1 Common Stock, $0.01 par value per share (the "Class 1 Common Stock"). The Restated Certificate increased the aggregate number of authorized shares of the Company's common and preferred stock to 361,000,000 shares. While the aggregate number of authorized shares of the Company's common and preferred stock has been increased by the Restated Certificate, the Company's ability to actually issue more shares has not been increased. Because shares of Class 1 Common Stock are convertible into shares of Class A Common Stock, for each share of Class 1 Common Stock issued, the Company must reserve one share of Class A Common Stock for issuance upon the conversion of the share of Class 1 Common Stock. This requirement effectively reduces the number of shares of Class A Common Stock that the Company may issue by the number of shares of Class 1 Common Stock that the Company issues. Because the number of authorized shares of Class A Common Stock was not increased by the Restated Certificate, the aggregate number of shares that the Company is able to issue has not been increased.

Shares of Class 1 Common Stock do not generally have voting rights. Class 1 Common Stock shares are convertible into shares of Class A Common Stock on a one-to-one basis at any time at the option of the holder, provided that the holder immediately sells the Class A Common Stock acquired upon conversion. Holders of Class 1 Common Stock do not have any preference as to dividends, but may participate in any dividend if and when declared by the Board of Directors. If the Company pays a cash dividend on Class 1 Common Stock, each share of Class A Stock will receive an amount at least ten percent greater than the amount of cash dividend per share paid on Class 1 Common Stock. In addition, the Board of Directors may declare and pay a dividend on Class A Common Stock without paying a dividend on Class 1 Common Stock. The cash dividends declared and paid on Class B Convertible Common Stock and Class 1 Stock must always be the same.

In July 2007, the stockholders of the Company approved an increase in the number of authorized shares of Class A Common Stock from 300,000,000 shares to 315,000,000 shares, thereby increasing the aggregate number of authorized shares of the Company's common and preferred stock to 346,000,000 shares.

At February 28, 2009, there were 195,400,511 shares of Class A Common Stock and 23,743,494 shares of Class B Convertible Common Stock outstanding, net of treasury stock. There were no shares outstanding of Class 1 Common Stock at February 28, 2009.

Stock repurchases – In February 2006, the Company's Board of Directors replenished a June 1998 Board of Directors authorization to repurchase up to $100.0 million of the Company's Class A Common Stock and Class B Convertible Common Stock. During the year ended February 28, 2007, the Company repurchased 3,894,978 shares of Class A Common Stock at an aggregate cost of $100.0 million, or at an average cost of $25.67 per share. The Company used revolver borrowings under the June 2006 Credit Agreement to pay the purchase price for these shares. The repurchased shares have become treasury shares.

In February 2007, the Company's Board of Directors authorized the repurchase of up to $500.0 million of the Company's Class A Common Stock and Class B Convertible Common Stock. During the year ended February 29, 2008, the Company repurchased 21,332,468 shares of Class A Common Stock pursuant to this authorization at an aggregate cost of $500.0 million, or an average cost of $23.44 per share, through a combination of open market transactions and an accelerated share repurchase ("ASR") transaction that was announced in May 2007. The repurchased shares include 933,206 shares of Class A Common Stock that were received by the Company in July 2007 in connection with the early termination of the calculation period for the ASR transaction by the counterparty to the ASR transaction. The Company used revolver borrowings under the 2006 Credit Agreement to pay the purchase price for the repurchased shares. The repurchased shares have become treasury shares. No shares were repurchased during the year ended February 28, 2009.

Preferred stock – During the year ended February 29, 2004, the Company issued 5.75% Series A Mandatory Convertible Preferred Stock ("Preferred Stock"). Dividends were cumulative and payable quarterly, if declared, in cash, shares of the Company's Class A Common Stock, or a combination thereof, at the discretion of the Company. Dividends were payable, if declared, on the first business day of March, June, September, and December of each year, commencing on December 1, 2003. On September 1, 2006, the Preferred Stock was converted into 9,983,066 shares of the Company's Class A Common Stock. The September 1, 2006, conversion includes both mandatory conversions as well as optional conversions initiated during August 2006. No fractional shares of the Company's Class A Common Stock were issued in the conversions.

Long-term stock incentive plan – Under the Company's Long-Term Stock Incentive Plan, nonqualified stock options, stock appreciation rights, restricted stock and other stock-based awards may be granted to employees, officers and directors of the Company. The aggregate number of shares of the Company's Class A Common Stock and Class 1 Common Stock available for awards under the Company's Long-Term Stock Incentive Plan is 94,000,000 shares. The exercise price, vesting period and term of nonqualified stock options granted are established by the committee administering the plan (the "Committee"). The exercise price of any nonqualified stock option may not be less than the fair market value of the Company's Class A Common Stock on the date of grant. Nonqualified stock options generally vest and become exercisable over a four-year period from the date of grant. Nonqualified stock options expire at the times established by the Committee, but not later than ten years after the grant date.

Grants of stock appreciation rights, restricted stock and other stock-based awards may contain such vesting, terms, conditions and other requirements as the Committee may establish. The purchase price for an award of restricted stock is $0.00 per share. Restricted stock awards based on service generally vest for one to four years from the date of grant. During the years ended February 28, 2009, February 29, 2008, and February 28, 2007, no stock appreciation rights were granted.

Incentive stock option plan – The Company's Incentive Stock Option Plan provides for the grant of incentive stock to employees, including officers, of the Company. Grants, in the aggregate, may not exceed 8,000,000 shares of the Company's Class A Common Stock. The exercise price of any incentive stock option may not be less than the fair market value of the Company's Class A Common Stock on the date of grant. The vesting period and term of incentive stock options granted are established by the Committee. Incentive stock options generally vest and become exercisable over a four-year period from the date of grant. Incentive stock options expire at the times established by the Committee, but not later than ten years after the grant date. While unexercised incentive stock options are currently held by certain grant recipients, under the current terms of the Incentive Stock Option Plan, no additional grants of incentive stock options are permitted.

A summary of stock option activity under the Company's Long-Term Stock Incentive Plan and the Incentive Stock Option Plan is as follows:

	Number of Options Outstanding	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
Balance, February 28, 2006	23,652,958	$14.43	23,149,228	$14.43
Granted	5,670,181	$25.97		
Exercised	(5,423,708)	$11.74		
Forfeited	(530,905)	$25.53		
Balance, February 28, 2007	23,368,526	$17.61	17,955,262	$15.24
Granted	10,033,913	$21.31		
Exercised	(2,158,146)	$ 9.40		
Forfeited	(1,252,440)	$24.23		
Balance, February 29, 2008	29,991,853	$19.16	16,989,765	$16.56
Granted	8,730,084	$19.18		
Exercised	(2,254,660)	$12.03		
Forfeited	(2,371,314)	$22.79		
Balance, February 28, 2009	**34,095,963**	**$19.39**	**17,499,016**	**$17.99**

A summary of restricted Class A Common Stock activity under the Company's Long-Term Stock Incentive Plan is as follows:

	Restricted Stock Awards			Restricted Stock Units		
	Number of Restricted Stock Awards Outstanding	Weighted Average Grant-date Price	Fair Value of Shares Vested	Number of Restricted Stock Units Outstanding	Weighted Average Grant-date Price	Fair Value of Shares Vested
Nonvested balance, February 28, 2006	5,720	$27.96		–	$ –	
Granted	8,614	$24.75				
Vested	(5,720)	$27.96	$159,931			
Forfeited	–	$ –				
Nonvested balance, February 28, 2007	8,614	$24.75		–	$ –	
Granted	133,726	$20.94				
Vested	(8,614)	$24.75	$213,215			
Forfeited	(120,000)	$20.79				
Nonvested balance, February 29, 2008	13,726	$22.21		–	$ –	
Granted	460,036	$19.25		173,400	$20.05	
Vested	(13,726)	$22.21	$304,874	–	$ –	$ –
Forfeited	–	$ –		(21,100)	$20.05	
Nonvested balance, February 28, 2009	**460,036**	**$19.25**		**152,300**	**$20.05**	

The following table summarizes information about stock options outstanding at February 28, 2009:

Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
$ 6.44 – $12.15	5,943,285	2.5 years	$ 9.57	
$13.37 – $19.12	11,120,311	7.8 years	$18.21	
$20.05 – $24.92	10,036,833	8.0 years	$21.56	
$25.03 – $30.52	6,995,534	6.8 years	$26.47	
Options outstanding	34,095,963	6.7 years	$19.39	$20,657,583
Options exercisable	17,499,016	5.0 years	$17.99	$20,657,583

Other information pertaining to stock options is as follows:

	For the Years Ended		
	February 28, 2009	February 29, 2008	February 28, 2007
Weighted average grant-date fair value of stock options granted	**$ 5.93**	$ 7.91	$ 10.04
Total fair value of stock options vested	**$32,000,344**	$15,572,907	$ 3,675,819
Total intrinsic value of stock options exercised	**$18,335,574**	$30,020,460	$78,294,306
Tax benefit realized from stock options exercised	**$ 7,377,937**	$11,362,302	$23,450,237

The fair value of options is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the Years Ended		
	February 28, 2009	February 29, 2008	February 28, 2007
Expected life	**5.3 years**	5.6 years	5.5 years
Expected volatility	**27.7%**	30.2%	31.7%
Risk-free interest rate	**2.8%**	4.5%	4.8%
Expected dividend yield	**0.0%**	0.0%	0.0%

For the years ended February 28, 2009, February 29, 2008, and February 28, 2007, the Company used a projected expected life for each award granted based on historical experience of employees' exercise behavior for similar type grants. Expected volatility for the years ended February 28, 2009, February 29, 2008, and February 28, 2007, is based on historical volatility levels of the Company's Class A Common Stock. The risk-free interest rate for the years ended February 28, 2009, February 29, 2008, and February 28, 2007, is based on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term equal to the expected life.

Employee stock purchase plans – The Company has a stock purchase plan under which 9,000,000 shares of Class A Common Stock may be issued. Under the terms of the plan, eligible employees may purchase shares of the Company's Class A Common Stock through payroll deductions. The purchase price is the lower of 85% of the fair market value of the stock on the first or last day of the purchase period. During the years ended February 28, 2009, February 29, 2008, and February 28, 2007, employees purchased 376,297 shares, 343,868 shares and 265,295 shares, respectively, under this plan.

The weighted average fair value of purchase rights granted during the years ended February 28, 2009, February 29, 2008, and February 28, 2007, was $4.87, $5.22 and $5.49, respectively. The fair value of purchase rights granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the Years Ended		
	February 28, 2009	February 29, 2008	February 28, 2007
Expected life	**0.5 years**	0.5 years	0.5 years
Expected volatility	**46.6%**	30.2%	23.3%
Risk-free interest rate	**1.0%**	3.6%	5.2%
Expected dividend yield	**0.0%**	0.0%	0.0%

The Company has a stock purchase plan under which 2,000,000 shares of the Company's Class A Common Stock may be issued to eligible employees and directors of the Company's U.K. subsidiaries. Under the terms of the plan, participants may purchase shares of the Company's Class A Common Stock through payroll deductions. The purchase price may be no less than 80% of the closing price of the stock on the day the purchase price is fixed by the committee administering the plan. There were no shares purchased under this plan during the year ended February 28, 2009. During the years ended February 29, 2008, and February 28, 2007, employees purchased 463 shares and 52,842 shares, respectively, under this plan.

The weighted average fair value of purchase rights granted during the years ended February 28, 2009, February 29, 2008, and February 28, 2007, was $7.42, $9.73 and $11.22, respectively. The maximum number of shares which can be purchased under purchase rights granted during the years ended February 28, 2009, February 29, 2008, and February 28, 2007, is 57,824 shares, 73,987 shares and 396,803 shares, respectively. The fair value of the purchase rights granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	For the Years Ended		
	February 28, 2009	February 29, 2008	February 28, 2007
Expected life	**3.7 years**	4.0 years	3.9 years
Expected volatility	**29.1%**	27.0%	27.9%
Risk-free interest rate	**2.2%**	4.1%	4.8%
Expected dividend yield	**0.0%**	0.0%	0.0%

As of February 28, 2009, there was $99.9 million of total unrecognized compensation cost related to nonvested stock-based compensation arrangements granted under the Company's four stock-based employee compensation plans. This cost is expected to be recognized in the Company's Consolidated Statements of Operations over a weighted-average period of 2.4 years. With respect to the issuance of shares under any of the Company's stock-based compensation plans, the Company has the option to issue authorized but unissued shares or treasury shares.

16. (Loss) Earnings Per Common Share:

(Loss) earnings per common share are as follows:

(in millions, except per share data)	For the Years Ended February 28, 2009	February 29, 2008	February 28, 2007
Net (loss) income	**$ (301.4)**	$ (613.3)	$ 331.9
Dividends on preferred stock	**–**	–	(4.9)
(Loss) income available to common stockholders	**$ (301.4)**	$ (613.3)	$ 327.0
Weighted average common shares outstanding – basic:			
Class A Common Stock	**193.906**	195.135	204.966
Class B Convertible Common Stock	**23.753**	23.812	23.840
Weighted average common shares outstanding – diluted:			
Class A Common Stock	**193.906**	195.135	204.966
Class B Convertible Common Stock	**–**	–	23.840
Stock options	**–**	–	5.933
Preferred stock	**–**	–	5.033
Weighted average common shares outstanding – diluted	**193.906**	195.135	239.772
(Loss) earnings per common share – basic:			
Class A Common Stock	**$ (1.40)**	$ (2.83)	$ 1.44
Class B Convertible Common Stock	**$ (1.27)**	$ (2.57)	$ 1.31
(Loss) earnings per common share – diluted:			
Class A Common Stock	**$ (1.40)**	$ (2.83)	$ 1.38
Class B Convertible Common Stock	**$ (1.27)**	$ (2.57)	$ 1.27

For the years ended February 28, 2009, and February 29, 2008, the computation of diluted loss per common share excluded 23.8 million shares of Class B Convertible Common Stock because the inclusion of such potentially dilutive common shares would have been antidilutive. In addition, for the years ended February 28, 2009, and February 29, 2008, the computation of diluted loss per common share excluded stock options to purchase 34.1 million and 30.0 million shares, respectively, of Class A Common Stock because the inclusion of such potentially dilutive common shares would have been antidilutive. In addition, for the year ended February 28, 2007, stock options which could result in the issuance of 8.8 million shares of Class A Common Stock were outstanding, but were not included in the computation of earnings per common share – diluted for Class A Common Stock because the effect of including such awards would have been antidilutive.

17. Accumulated Other Comprehensive Income (Loss):

Other comprehensive income (loss), net of income tax effect, includes the following components:

(in millions)	Before Tax Amount	Tax (Expense) or Benefit	Net of Tax Amount
Other comprehensive income (loss), February 28, 2007:			
Foreign currency translation adjustments	$ 142.2	$ (10.1)	$ 132.1
Unrealized loss on cash flow hedges:			
Net derivative losses	(11.6)	4.3	(7.3)
Reclassification adjustments	(15.5)	5.1	(10.4)
Net loss recognized in other comprehensive income	(27.1)	9.4	(17.7)
Pension adjustment	(4.5)	1.1	(3.4)
Other comprehensive income (loss), February 28, 2007	$ 110.6	$ 0.4	$ 111.0
Other comprehensive income (loss), February 29, 2008:			
Foreign currency translation adjustments	$ 401.5	$ 10.7	$ 412.2
Unrealized loss on cash flow hedges:			
Net derivative losses	(46.9)	23.3	(23.6)
Reclassification adjustments	(3.0)	(0.1)	(3.1)
Net loss recognized in other comprehensive income	(49.9)	23.2	(26.7)
Pension and postretirement benefit plans:			
Net actuarial losses	(5.8)	1.7	(4.1)
Reclassification adjustments	7.9	(2.4)	5.5
Net gain recognized in other comprehensive income	2.1	(0.7)	1.4
Other comprehensive income (loss), February 29, 2008	$ 353.7	$ 33.2	$ 386.9
Other comprehensive (loss) income, February 28, 2009:			
Foreign currency translation adjustments	**$(695.1)**	**$ 11.5**	**$(683.6)**
Unrealized loss on cash flow hedges:			
Net derivative losses	**(2.8)**	**(13.6)**	**(16.4)**
Reclassification adjustments	**2.4**	**(1.6)**	**0.8**
Net loss recognized in other comprehensive income	**(0.4)**	**(15.2)**	**(15.6)**
Pension and postretirement benefit plans:			
Net actuarial gains	**64.8**	**(20.5)**	**44.3**
Reclassification adjustments	**16.6**	**(4.5)**	**12.1**
Net gain recognized in other comprehensive income	**81.4**	**(25.0)**	**56.4**
Other comprehensive (loss) income, February 28, 2009	**$(614.1)**	**$(28.7)**	**$(642.8)**

Accumulated other comprehensive income (loss), net of income tax effect, includes the following components:

(in millions)	Foreign Currency Translation Adjustments	Net Unrealized Losses on Derivatives	Pension/ Postretirement Adjustments	Accumulated Other Comprehensive Income
Balance, February 29, 2008	$ 859.0	$ (13.4)	$(109.6)	$ 736.0
Adjustment to initially apply the measurement date provisions of SFAS No. 158, net of income tax effect (see Note 2)	–	–	1.0	1.0
Current period change	(683.6)	(15.6)	56.4	(642.8)
Balance, February 28, 2009	**$ 175.4**	**$(29.0)**	**$ (52.2)**	**$ 94.2**

18. Significant Customers and Concentration of Credit Risk:

Sales to the five largest customers represented 36.3%, 32.8% and 21.7% of the Company's sales for the years ended February 28, 2009, February 29, 2008, and February 28, 2007, respectively. Sales to the Company's largest customer, Southern Wine and Spirits, represented 15.7% of the Company's sales for the year ended February 28, 2009, of which 87.3% is reported within the Constellation Wines segment and 12.7% is reported within the Constellation Spirits segment. Sales for the year ended February 29, 2008, to Southern Wine and Spirits represented 12.3% of the Company's sales for the period then ended, of which 85.6% is reported within the Constellation Wines segment and 14.4% is reported within the Constellation Spirits segment. No single customer was responsible for greater than 10% of sales for the year ended February 28, 2007. Accounts receivable from the Company's largest customer represented 13.4%, 9.0% and 13.0% of the Company's total accounts receivable as of February 28, 2009, February 29, 2008, and February 28, 2007, respectively. Sales to the Company's five largest customers are expected to continue to represent a significant portion of the Company's revenues. The Company's arrangements with certain of its customers may, generally, be terminated by either party with prior notice. The Company performs ongoing credit evaluations of its customers' financial position, and management of the Company is of the opinion that any risk of significant loss is reduced due to the diversity of customers and geographic sales area.

19. Restructuring Charges:

The Company has several restructuring plans within its Constellation Wines segment as follows:

Robert Mondavi Plan – In January 2005, the Company announced a plan to restructure and integrate the operations of Robert Mondavi (the "Robert Mondavi Plan"). The objective of the Robert Mondavi Plan is to achieve operational efficiencies and eliminate redundant costs resulting from the December 22, 2004, acquisition of Robert Mondavi. The Robert Mondavi Plan includes the elimination of certain employees, the consolidation of certain field sales and administrative offices, and the termination of various contracts. The Company does not expect any additional costs associated with the Robert Mondavi Plan to be recognized in its Consolidated Statements of Operations. The Company expects the related cash expenditures to be completed by February 29, 2012.

Fiscal 2006 Plan – During fiscal 2006, the Company announced a plan to reorganize certain worldwide wine operations and a plan to consolidate certain west coast production processes in the U.S. (collectively, the "Fiscal 2006 Plan"). The Fiscal 2006 Plan's principal features are to reorganize and simplify the infrastructure and reporting structure of the Company's global wine business and to consolidate certain west coast production processes. This Fiscal 2006 Plan is part of the Company's ongoing effort to enhance its administrative, operational and production efficiencies in light of its ongoing growth. The objective of the Fiscal 2006 Plan is to achieve greater efficiency in sales, administrative and operational activities and to eliminate redundant costs. The Fiscal 2006 Plan includes the termination of employment of certain employees in various locations worldwide, the consolidation of certain worldwide wine selling and administrative functions, the consolidation of certain warehouse and production functions, the termination of various contracts, investment in new assets and the reconfiguration of certain existing assets. The Fiscal 2006 Plan has been completed as of February 28, 2009.

Vincor Plan – In July 2006, the Company announced a plan to restructure and integrate the operations of Vincor (the "Vincor Plan"). The objective of the Vincor Plan is to achieve operational efficiencies and eliminate redundant costs resulting from the June 5, 2006, Vincor Acquisition, as well as to achieve greater efficiency in sales, marketing, administrative and operational activities. The Vincor Plan includes the elimination of certain employment redundancies, primarily in the U.S., U.K. and Australia, and the termination of various contracts. The Company does not expect any additional costs associated with the Vincor Plan to be recognized in its Consolidated Statements of Operations. The Company expects the related cash expenditures to be completed by February 29, 2012.

Fiscal 2007 Wine Plan – In August 2006, the Company announced a plan to invest in new distribution and bottling facilities in the U.K. and to streamline certain Australian wine operations (collectively, the "Fiscal 2007 Wine Plan"). The U.K. portion of the plan includes new investments in property, plant and equipment and certain disposals of property, plant and equipment and is expected to increase wine bottling capacity and efficiency and reduce costs of transport, production and distribution. The U.K. portion of the plan also includes costs for employee terminations. The Australian portion of the plan includes the buy-out of certain grape supply and processing contracts and the sale of certain property, plant and equipment. The initiatives are part of the Company's ongoing efforts to maximize asset utilization, further reduce costs and improve long-term return on invested capital throughout its international operations. The Company expects all costs associated with the Fiscal 2007 Wine Plan to be recognized in its Consolidated Statements of Operations by February 28, 2010, with the related cash expenditures to be completed by February 28, 2010.

Fiscal 2008 Plan – During November 2007, the Company initiated its plans to streamline certain of its international operations, including the consolidation of certain winemaking and packaging operations in Australia, the buy-out of certain grape processing and wine storage contracts in Australia, equipment relocation costs in Australia, and certain employee termination costs. In addition, the Company incurred certain other restructuring charges during the third quarter of fiscal 2008 in connection with the consolidation of certain spirits production processes in the U.S. In January 2008, the Company announced its plans to streamline certain of its operations in the U.S., primarily in connection with the restructuring and integration of the operations acquired in the BWE Acquisition (the "U.S. Initiative"). These initiatives will collectively be referred to as the Fiscal 2008 Plan. The Fiscal 2008 Plan is part of the Company's ongoing efforts to maximize asset utilization, further reduce costs and improve long-term return on invested capital throughout its domestic and international operations. The Company expects all costs associated with the Fiscal 2008 Plan to be recognized in its Consolidated Statements of Operations by February 28, 2011, with the related cash expenditures to be completed by February 28, 2011.

Australian Initiative – During August 2008, the Company announced a plan to sell certain assets and implement operational changes designed to improve the efficiencies and returns associated with the Australian business, primarily by consolidating certain winemaking and packaging operations and reducing the Company's overall grape supply due to reduced capacity needs resulting from a streamlining of the Company's product portfolio (the "Australian Initiative").

The Australian Initiative includes the planned sale of three wineries and more than 20 vineyard properties, a streamlining of the Company's wine product portfolio and production footprint, the buy-out and/or renegotiation of certain grape supply and other contracts, equipment relocations and costs for employee terminations. Included in the Company's restructuring charges on its Consolidated Statements of Operations for the year ended February 28, 2009, is $46.5 million of non-cash charges related to the write-down of property, plant and equipment, net, held for sale in connection with the Australian Initiative (which are excluded from the restructuring liability rollforward table on page 70). As of February 28, 2009, the Company had $35.2 million of Australian assets held for sale which are included in property, plant and equipment, net on the Company's Consolidated Balance Sheets. The Company expects all costs associated with the Australian Initiative to be recognized in its Consolidated Statements of Operations by February 28, 2011, with the related cash expenditures to be completed by February 28, 2011.

Restructuring charges consisting of employee termination benefit costs, contract termination costs, and other associated costs are accounted for under either SFAS 112 or SFAS 146, as appropriate. Employee termination benefit costs are accounted for under SFAS 112, as the Company has had several restructuring programs which have provided employee termination benefits in the past. The Company includes employee severance, related payroll benefit costs such as costs to provide continuing health insurance, and outplacement services as employee termination benefit costs. Contract termination costs, and other associated costs including, but not limited to, facility consolidation and relocation costs are accounted for under SFAS 146. Per SFAS 146, contract termination costs are costs to terminate a contract that is not a capital lease, including costs to terminate the contract before the end of its term or costs that will continue to be incurred under the contract for its remaining term without economic benefit to the entity. The Company includes costs to terminate certain operating leases for buildings, computer and IT equipment, and costs to terminate contracts, including distributor contracts and contracts for long-term purchase commitments, as contract termination costs. Per SFAS 146, other associated costs include, but are not limited to, costs to consolidate or close facilities and relocate employees. The Company includes employee relocation costs and equipment relocation costs as other associated costs.

Details of each plan are presented in the following table. "Other Plans" consists of the Vincor Plan, the Fiscal 2006 Plan, the Robert Mondavi Plan and certain other immaterial restructuring activities.

(in millions)	Australian Initiative	Fiscal 2008 Plan	Fiscal 2007 Wine Plan	Other Plans	Total
Restructuring liability, February 28, 2006	$ –	$ –	$ –	$ 25.3	$ 25.3
Vincor Acquisition	–	–	–	39.8	39.8
Restructuring charges:					
Employee termination benefit costs	–	–	2.0	3.9	5.9
Contract termination costs	–	–	24.0	1.6	25.6
Facility consolidation/relocation costs	–	–	–	1.0	1.0
Restructuring charges, February 28, 2007	–	–	26.0	6.5	32.5
Cash expenditures	–	–	(23.3)	(42.9)	(66.2)
Foreign currency translation adjustments	–	–	0.1	1.4	1.5
Restructuring liability, February 28, 2007	–	–	2.8	30.1	32.9
BWE Acquisition	–	20.2	–	–	20.2
Vincor Acquisition	–	–	–	(0.4)	(0.4)
Restructuring charges:					
Employee termination benefit costs	–	9.3	1.0	(0.1)	10.2
Contract termination costs	–	0.1	–	(3.5)	(3.4)
Facility consolidation/relocation costs	–	–	–	0.1	0.1
Restructuring charges, February 29, 2008	–	9.4	1.0	(3.5)	6.9
Cash expenditures	–	(3.5)	(0.8)	(17.1)	(21.4)
Foreign currency translation adjustments	–	0.1	0.2	0.7	1.0
Restructuring liability, February 29, 2008	–	26.2	3.2	9.8	39.2
BWE Acquisition	–	4.5	–	–	4.5
Vincor Acquisition	–	–	–	(1.7)	(1.7)
Other acquisition	–	–	–	0.8	0.8
Restructuring charges:					
Employee termination benefit costs	8.0	(0.1)	1.3	7.3	16.5
Contract termination costs	0.5	1.1	–	1.6	3.2
Facility consolidation/relocation costs	0.7	0.9	–	0.2	1.8
Restructuring charges, February 28, 2009	**9.2**	**1.9**	**1.3**	**9.1**	**21.5**
Cash expenditures	**(7.7)**	**(23.9)**	**(0.3)**	**(7.2)**	**(39.1)**
Foreign currency translation adjustments	**(0.3)**	**(0.2)**	**(1.0)**	**(1.0)**	**(2.5)**
Restructuring liability, February 28, 2009	**$ 1.2**	**$ 8.5**	**$ 3.2**	**$ 9.8**	**$ 22.7**

In connection with the Company's BWE Acquisition, Vincor Acquisition and Robert Mondavi acquisition, the Company accrued $24.7 million, $37.7 million and $50.5 million of liabilities for exit costs, respectively, as of the respective acquisition date. The BWE Acquisition line item in the table above for the years ended February 28, 2009, and February 29, 2008, reflect adjustments to the fair value of liabilities assumed in the BWE Acquisition. The Vincor Acquisition line item in the table above for the years ended February 28, 2009, February 29, 2008, and February 28, 2007, reflect adjustments to the fair value of liabilities assumed in the Vincor Acquisition. As of February 28, 2009, the balances of the BWE, Vincor and Robert Mondavi purchase accounting accruals were $6.3 million, $0.7 million and $2.7 million, respectively. As of February 29, 2008, the balances of the BWE, Vincor and Robert Mondavi purchase accounting accruals were $17.3 million, $3.8 million and $3.8 million, respectively. As of February 28, 2007, the balances of the Vincor and Robert Mondavi purchase accounting accruals were $19.3 million and $5.4 million, respectively.

For the year ended February 28, 2009, employee termination benefit costs and contract termination costs include the reversal of prior accruals of $0.5 million and $0.4 million, respectively, associated primarily with the Fiscal 2006 Plan and the Vincor Plan, respectively. For the year ended February 29, 2008, employee termination benefit costs include the reversal of prior accruals of $0.6 million associated primarily with the Fiscal 2006 Plan and contract termination costs and facility consolidation/relocation costs include the reversal of prior accruals of $4.2 million and $0.3 million, respectively, associated primarily with the Vincor Plan. For the year ended February 28, 2007, employee termination benefit costs and facility consolidation/relation costs include the reversal of prior accruals of $2.0 million related primarily to the Fiscal 2006 Plan and $0.3 million related primarily to the Fiscal 2004 Plan, respectively.

In addition, the following table presents other costs incurred in connection with the Australian Initiative, Fiscal 2008 Plan, Fiscal 2007 Wine Plan, the Vincor Plan, the Fiscal 2006 Plan, and certain other immaterial restructuring activities ("Other"):

(in millions)	Australian Initiative	Fiscal 2008 Plan	Fiscal 2007 Wine Plan	Vincor Plan	Fiscal 2006 Plan	Other	Total
For the Year Ended February 28, 2009							
Accelerated depreciation/inventory write-down (cost of product sold)	**$57.5**	**$ 3.4**	**$ 4.2**	**$ –**	**$ –**	**$2.9**	**$68.0**
Asset write-down/other costs (selling, general and administrative expenses)	**$ 4.9**	**$ 2.0**	**$16.0**	**$ 0.1**	**$ –**	**$1.2**	**$24.2**
Asset impairment (impairment of goodwill and intangible assets)	**$21.8**	**$ –**	**$ –**	**$ –**	**$ –**	**$0.4**	**$22.2**
Acquisition-related integration costs	**$ –**	**$ 6.8**	**$ –**	**$ 0.6**	**$ –**	**$0.5**	**$ 7.9**
For the Year Ended February 29, 2008							
Accelerated depreciation/inventory write-down (cost of product sold)	$ –	$14.5	$ 4.7	$ 0.3	$2.6	$ –	$22.1
Asset write-down/other costs (selling, general and administrative expenses)	$ –	$ 0.4	$ 1.6	$ –	$0.2	$ –	$ 2.2
Asset impairment (impairment of goodwill and intangible assets)	$ –	$ 7.4	$ –	$ –	$ –	$ –	$ 7.4
Acquisition-related integration costs	$ –	$ 5.4	$ –	$ 5.8	$ –	$ –	$11.2
For the Year Ended February 28, 2007							
Accelerated depreciation/inventory write-down (cost of product sold)	$ –	$ –	$ 3.3	$ 0.3	$3.6	$ –	$ 7.2
Asset write-down/other costs (selling, general and administrative expenses)	$ –	$ –	$12.9	$ –	$3.4	$ –	$16.3
Acquisition-related integration costs	$ –	$ –	$ –	$22.6	$ –	$ –	$22.6

A summary of restructuring charges and other costs incurred since inception for each plan, as well as total expected costs for each plan, are presented in the following table:

(in millions)	Australian Initiative	Fiscal 2008 Plan	Fiscal 2007 Wine Plan	Vincor Plan	Fiscal 2006 Plan	Other
Costs incurred to date						
Restructuring charges:						
Employee termination benefit costs	$ 8.0	$ 9.2	$ 4.3	$ 1.3	$26.3	$ 7.8
Contract termination costs	0.5	1.2	24.0	(3.1)	3.3	–
Facility consolidation/relocation costs	0.7	0.9	–	0.1	1.2	–
Impairment charges on assets held for sale, net of gains on sales of assets held for sale	46.5	–	–	–	–	–
Total restructuring charges	55.7	11.3	28.3	(1.7)	30.8	7.8
Other costs:						
Accelerated depreciation/inventory write-down	57.5	17.9	12.2	0.6	19.6	2.9
Asset write-down/other costs	4.9	2.4	30.5	0.1	3.7	1.2
Asset impairment	21.8	7.4	–	–	–	0.4
Acquisition-related integration costs	–	12.2	–	29.0	–	0.5
Total other costs	84.2	39.9	42.7	29.7	23.3	5.0
Total costs incurred to date	$139.9	$51.2	$71.0	$28.0	$54.1	$12.8
Total expected costs						
Restructuring charges:						
Employee termination benefit costs	$ 10.4	$ 9.2	$ 4.3	$ 1.3	$26.3	$ 7.8
Contract termination costs	3.8	1.6	24.0	(3.1)	3.3	–
Facility consolidation/relocation costs	1.8	2.9	–	0.1	1.2	–
Impairment charges on assets held for sale, net of estimated gains on sales of assets held for sale	45.8	–	–	–	–	–
Total restructuring charges	61.8	13.7	28.3	(1.7)	30.8	7.8
Other costs:						
Accelerated depreciation/inventory write-down	59.2	18.2	12.8	0.6	19.6	2.9
Asset write-down/other costs	21.7	2.9	33.9	0.1	3.7	1.2
Asset impairment	21.8	7.4	–	–	–	0.4
Acquisition-related integration costs	–	16.6	–	29.0	–	0.5
Total other costs	102.7	45.1	46.7	29.7	23.3	5.0
Total expected costs	$164.5	$58.8	$75.0	$28.0	$54.1	$12.8

20. Acquisition-related Integration Costs:

For the year ended February 28, 2009, the Company recorded $8.2 million of acquisition-related integration costs associated primarily with the Fiscal 2008 Plan. The Company defines acquisition-related integration costs as nonrecurring costs incurred to integrate newly acquired businesses after a business combination which are incremental to those of the Company prior to the business combination. As such, acquisition-related integration costs include, but are not limited to, (i) employee-related costs such as salaries and stay bonuses paid to employees of the acquired business that will be terminated after their integration activities are completed, (ii) costs to relocate fixed assets and inventories, and (iii) facility costs and other costs such as external services and consulting fees. For the year ended February 28, 2009, acquisition-related integration costs included $2.5 million of employee-related costs and $5.7 million of facilities and other costs. For the years ended February 29, 2008, and February 28, 2007, the Company recorded $11.8 million of acquisition-related integration costs associated primarily with the Vincor Plan and the Fiscal 2008 Plan and $23.6 million of acquisition-related integration costs associated primarily with the Vincor Plan, respectively.

21. Condensed Consolidating Financial Information:

The following information sets forth the condensed consolidating balance sheets as of February 28, 2009, and February 29, 2008, the condensed consolidating statements of operations and cash flows for each of the three years in the period ended February 28, 2009, for the Company, the parent company, the combined subsidiaries of the Company which guarantee the Company's senior notes and senior subordinated notes ("Subsidiary Guarantors") and the combined subsidiaries of the Company which are not Subsidiary Guarantors (primarily foreign subsidiaries) ("Subsidiary Nonguarantors"). The Subsidiary Guarantors are wholly owned and the guarantees are full, unconditional, joint and several obligations of each of the Subsidiary Guarantors. Separate financial statements for the Subsidiary Guarantors of the Company are not presented because the Company has determined that such financial statements would not be material to investors. The accounting policies of the parent company, the Subsidiary Guarantors and the Subsidiary Nonguarantors are the same as those described for the Company in the Summary of Significant Accounting Policies in Note 1 and include the recently adopted accounting pronouncement described in Note 2. There are no restrictions on the ability of the Subsidiary Guarantors to transfer funds to the Company in the form of cash dividends, loans or advances.

(in millions)	Parent Company	Subsidiary Guarantors	Subsidiary Nonguarantors	Eliminations	Consolidated
Condensed Consolidating Balance Sheet at February 28, 2009					
Current assets:					
Cash and cash investments	$ 2.3	$ 3.7	$ 7.1	$ –	$ 13.1
Accounts receivable, net	198.9	73.3	252.4	–	524.6
Inventories	43.1	1,125.7	668.6	(8.7)	1,828.7
Prepaid expenses and other	4.9	117.8	41.7	3.7	168.1
Intercompany receivable (payable)	681.4	(800.8)	119.4	–	–
Total current assets	930.6	519.7	1,089.2	(5.0)	2,534.5
Property, plant and equipment, net	47.0	854.4	646.1	–	1,547.5
Investments in subsidiaries	5,406.4	100.4	–	(5,506.8)	–
Goodwill	–	2,144.5	470.5	–	2,615.0
Intangible assets, net	–	720.4	280.2	–	1,000.6
Other assets, net	38.3	215.9	88.8	(4.1)	338.9
Total assets	$6,422.3	$4,555.3	$2,574.8	$(5,515.9)	$8,036.5
Current liabilities:					
Notes payable to banks	$ 67.2	$ –	$ 160.1	$ –	$ 227.3
Current maturities of long-term debt	224.3	2.9	8.0	–	235.2
Accounts payable	4.0	123.6	161.1	–	288.7
Accrued excise taxes	5.7	16.1	35.8	–	57.6
Other accrued expenses and liabilities	129.0	213.6	173.2	1.8	517.6
Total current liabilities	430.2	356.2	538.2	1.8	1,326.4
Long-term debt, less current maturities	3,951.2	7.2	12.7	–	3,971.1
Deferred income taxes	–	488.1	59.6	(4.1)	543.6
Other liabilities	132.6	48.0	106.5	–	287.1
Stockholders' equity:					
Preferred stock	–	9.0	1,430.9	(1,439.9)	–
Common stock	2.5	100.7	184.0	(284.7)	2.5
Additional paid-in capital	1,426.3	1,280.3	1,245.0	(2,525.3)	1,426.3
Retained earnings	1,003.5	2,259.8	(1,137.5)	(1,122.3)	1,003.5
Accumulated other comprehensive income	94.2	6.0	135.4	(141.4)	94.2
Treasury stock	(618.2)	–	–	–	(618.2)
Total stockholders' equity	1,908.3	3,655.8	1,857.8	(5,513.6)	1,908.3
Total liabilities and stockholders' equity	$6,422.3	$4,555.3	$2,574.8	$(5,515.9)	$8,036.5

(in millions)	Parent Company	Subsidiary Guarantors	Subsidiary Nonguarantors	Eliminations	Consolidated
Condensed Consolidating Balance Sheet at February 29, 2008					
Current assets:					
Cash and cash investments	$ 0.3	$ 2.8	$ 17.4	$ –	$ 20.5
Accounts receivable, net	268.1	95.7	367.8	–	731.6
Inventories	45.2	1,188.2	952.4	(6.3)	2,179.5
Prepaid expenses and other	6.0	272.5	39.2	(50.3)	267.4
Intercompany receivable (payable)	1,520.2	(1,493.3)	(26.9)	–	–
Total current assets	1,839.8	65.9	1,349.9	(56.6)	3,199.0
Property, plant and equipment, net	47.6	1,005.5	981.9	–	2,035.0
Investments in subsidiaries	6,306.7	80.3	153.0	(6,540.0)	–
Goodwill	–	2,156.8	967.1	–	3,123.9
Intangible assets, net	–	754.0	436.0	–	1,190.0
Other assets, net	59.9	274.0	205.0	(34.0)	504.9
Total assets	$8,254.0	$ 4,336.5	$ 4,092.9	$(6,630.6)	$10,052.8
Current liabilities:					
Notes payable to banks	$ 308.0	$ –	$ 71.5	$ –	$ 379.5
Current maturities of long-term debt	215.2	9.0	5.1	–	229.3
Accounts payable	3.5	94.8	251.1	–	349.4
Accrued excise taxes	6.9	16.8	38.7	–	62.4
Other accrued expenses and liabilities	197.7	274.8	277.4	(52.2)	697.7
Total current liabilities	731.3	395.4	643.8	(52.2)	1,718.3
Long-term debt, less current maturities	4,610.1	10.6	28.0	–	4,648.7
Deferred income taxes	–	463.9	105.8	(33.9)	535.8
Other liabilities	146.7	96.7	140.7	–	384.1
Stockholders' equity:					
Preferred stock	–	162.0	1,430.9	(1,592.9)	–
Common stock	2.5	100.7	184.3	(285.0)	2.5
Additional paid-in capital	1,344.0	1,280.3	1,224.2	(2,504.5)	1,344.0
Retained earnings	1,306.0	1,842.5	(509.8)	(1,332.7)	1,306.0
Accumulated other comprehensive income	736.0	(15.6)	845.0	(829.4)	736.0
Treasury stock	(622.6)	–	–	–	(622.6)
Total stockholders' equity	2,765.9	3,369.9	3,174.6	(6,544.5)	2,765.9
Total liabilities and stockholders' equity	$8,254.0	$ 4,336.5	$ 4,092.9	$(6,630.6)	$10,052.8
Condensed Consolidating Statement of Operations for the Year Ended February 28, 2009					
Sales	**$ 533.3**	**$ 2,492.4**	**$ 2,097.9**	**$ (400.6)**	**$ 4,723.0**
Less – Excise taxes	**(71.4)**	**(440.4)**	**(556.6)**	**–**	**(1,068.4)**
Net sales	**461.9**	**2,052.0**	**1,541.3**	**(400.6)**	**3,654.6**
Cost of product sold	**(225.1)**	**(1,292.6)**	**(1,200.6)**	**293.7**	**(2,424.6)**
Gross profit	**236.8**	**759.4**	**340.7**	**(106.9)**	**1,230.0**
Selling, general and administrative expenses	**(247.6)**	**(245.2)**	**(442.9)**	**105.3**	**(830.4)**
Impairment of goodwill and intangible assets	**–**	**–**	**(300.4)**	**–**	**(300.4)**
Restructuring charges	**(2.3)**	**(5.0)**	**(60.7)**	**–**	**(68.0)**
Acquisition-related integration costs	**(0.2)**	**(7.1)**	**(0.9)**	**–**	**(8.2)**
Operating (loss) income	**(13.3)**	**502.1**	**(464.2)**	**(1.6)**	**23.0**
Equity in (losses) earnings of equity method investees and subsidiaries	**(111.5)**	**252.3**	**(78.1)**	**123.9**	**186.6**
Interest expense, net	**(235.3)**	**(62.2)**	**(18.9)**	**–**	**(316.4)**
Gain on change in fair value of derivative instrument	**–**	**–**	**–**	**–**	**–**
(Loss) income before income taxes	**(360.1)**	**692.2**	**(561.2)**	**122.3**	**(106.8)**
Benefit from (provision for) income taxes	**58.7**	**(274.4)**	**21.4**	**(0.3)**	**(194.6)**
Net (loss) income	**(301.4)**	**417.8**	**(539.8)**	**122.0**	**(301.4)**
Dividends on preferred stock	**–**	**–**	**–**	**–**	**–**
(Loss) income available to common stockholders	**$ (301.4)**	**$ 417.8**	**$ (539.8)**	**$ 122.0**	**$ (301.4)**

(in millions)	Parent Company	Subsidiary Guarantors	Subsidiary Nonguarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Operations for the Year Ended February 29, 2008					
Sales	$ 674.3	$ 2,323.6	$ 2,409.6	$(522.4)	$ 4,885.1
Less – Excise taxes	(101.1)	(423.8)	(587.2)	–	(1,112.1)
Net sales	573.2	1,899.8	1,822.4	(522.4)	3,773.0
Cost of product sold	(366.8)	(1,235.8)	(1,319.5)	430.6	(2,491.5)
Gross profit	206.4	664.0	502.9	(91.8)	1,281.5
Selling, general and administrative expenses	(229.7)	(366.7)	(301.2)	90.3	(807.3)
Impairment of goodwill and intangible assets	–	(6.2)	(806.0)	–	(812.2)
Restructuring charges	(0.2)	(7.3)	0.6	–	(6.9)
Acquisition-related integration costs	(1.0)	(6.4)	(4.4)	–	(11.8)
Operating (loss) income	(24.5)	277.4	(608.1)	(1.5)	(356.7)
Equity in (losses) earnings of equity method investees and subsidiaries	(387.9)	268.3	(6.0)	383.5	257.9
Interest expense, net	(257.7)	(63.1)	(21.0)	–	(341.8)
Gain on change in fair value of derivative instrument	–	–	–	–	–
(Loss) income before income taxes	(670.1)	482.6	(635.1)	382.0	(440.6)
Benefit from (provision for) income taxes	56.8	(192.9)	(37.1)	0.5	(172.7)
Net (loss) income	(613.3)	289.7	(672.2)	382.5	(613.3)
Dividends on preferred stock	–	–	–	–	–
(Loss) income available to common stockholders	$(613.3)	$ 289.7	$ (672.2)	$ 382.5	$ (613.3)
Condensed Consolidating Statement of Operations for the Year Ended February 28, 2007					
Sales	$ 954.0	$ 3,376.2	$ 2,872.1	$(800.5)	$ 6,401.8
Less – Excise taxes	(139.3)	(468.2)	(577.9)	–	(1,185.4)
Net sales	814.7	2,908.0	2,294.2	(800.5)	5,216.4
Cost of product sold	(606.5)	(2,015.5)	(1,818.3)	747.8	(3,692.5)
Gross profit	208.2	892.5	475.9	(52.7)	1,523.9
Selling, general and administrative expenses	(209.3)	(310.5)	(302.0)	53.0	(768.8)
Impairment of goodwill and intangible assets	–	–	–	–	–
Restructuring charges	(0.2)	(5.0)	(27.3)	–	(32.5)
Acquisition-related integration costs	(2.0)	(7.1)	(14.5)	–	(23.6)
Operating (loss) income	(3.3)	569.9	132.1	0.3	699.0
Equity in earnings of equity method investees and subsidiaries	464.9	54.0	3.8	(472.8)	49.9
Interest expense, net	(151.4)	(80.0)	(37.3)	–	(268.7)
Gain on change in fair value of derivative instrument	–	55.1	–	–	55.1
Income before income taxes	310.2	599.0	98.6	(472.5)	535.3
Benefit from (provision for) income taxes	21.7	(261.4)	36.6	(0.3)	(203.4)
Net income	331.9	337.6	135.2	(472.8)	331.9
Dividends on preferred stock	(4.9)	–	–	–	(4.9)
Income available to common stockholders	$ 327.0	$ 337.6	$ 135.2	$(472.8)	$ 327.0

(in millions)	Parent Company	Subsidiary Guarantors	Subsidiary Nonguarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Cash Flows for the Year Ended February 28, 2009					
Net cash (used in) provided by operating activities	$(131.1)	$ 608.8	$ 29.2	$ –	$ 506.9
Cash flows from investing activities:					
Proceeds from sales of businesses	(2.4)	206.6	–	–	204.2
Proceeds from sales of assets	–	2.1	23.3	–	25.4
Capital distributions from equity method investees	–	20.7	0.1	–	20.8
Purchase of business, net of cash acquired	(0.6)	10.9	(10.2)	–	0.1
Purchases of property, plant and equipment	(5.6)	(41.2)	(81.8)	–	(128.6)
Investment in equity method investee	–	(1.0)	(2.2)	–	(3.2)
Payment of accrued earn-out amount	–	–	–	–	–
Proceeds from formation of joint venture	–	–	–	–	–
Proceeds from maturity of derivative instrument	–	–	–	–	–
Proceeds from sale of equity method investment	–	–	–	–	–
Other investing activities	–	9.9	–	–	9.9
Net cash (used in) provided by investing activities	(8.6)	208.0	(70.8)	–	128.6
Cash flows from financing activities:					
Intercompany financings, net	907.0	(806.5)	(100.5)	–	–
Principal payments of long-term debt	(564.4)	(9.4)	(3.8)	–	(577.6)
Net proceeds from (repayment of) notes payable	(240.8)	–	131.1	–	(109.7)
Exercise of employee stock options	27.1	–	–	–	27.1
Excess tax benefits from share-based payment awards	7.2	–	–	–	7.2
Proceeds from employee stock purchases	5.6	–	–	–	5.6
Proceeds from issuance of long-term debt	–	–	–	–	–
Purchases of treasury stock	–	–	–	–	–
Payment of financing costs of long-term debt	–	–	–	–	–
Payment of preferred stock dividends	–	–	–	–	–
Net cash provided by (used in) financing activities	141.7	(815.9)	26.8	–	(647.4)
Effect of exchange rate changes on cash and cash investments	–	–	4.5	–	4.5
Net increase (decrease) in cash and cash investments	2.0	0.9	(10.3)	–	(7.4)
Cash and cash investments, beginning of year	0.3	2.8	17.4	–	20.5
Cash and cash investments, end of year	$ 2.3	$ 3.7	$ 7.1	$ –	$ 13.1

(in millions)	Parent Company	Subsidiary Guarantors	Subsidiary Nonguarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Cash Flows for the Year Ended February 29, 2008					
Net cash (used in) provided by operating activities	$ (49.2)	$ 332.8	$ 236.2	$ –	$ 519.8
Cash flows from investing activities:					
Proceeds from sales of businesses	(4.1)	141.4	(0.8)	–	136.5
Proceeds from sales of assets	–	2.3	17.1	–	19.4
Capital distributions from equity method investees	–	–	–	–	–
Purchase of business, net of cash acquired	(2.3)	(1,290.3)	(9.4)	–	(1,302.0)
Purchases of property, plant and equipment	(7.0)	(35.8)	(101.0)	–	(143.8)
Investment in equity method investee	–	(1.6)	(3.0)	–	(4.6)
Payment of accrued earn-out amount	–	(4.0)	–	–	(4.0)
Proceeds from formation of joint venture	–	–	185.6	–	185.6
Proceeds from maturity of derivative instrument	–	–	–	–	–
Proceeds from sale of equity method investment	–	–	–	–	–
Other investing activities	–	–	–	–	–
Net cash (used in) provided by investing activities	(13.4)	(1,188.0)	88.5	–	(1,112.9)
Cash flows from financing activities:					
Intercompany financings, net	(589.1)	870.8	(281.7)	–	–
Principal payments of long-term debt	(352.6)	(13.9)	(8.4)	–	(374.9)
Net proceeds from (repayment of) notes payable	278.0	–	(58.6)	–	219.4
Exercise of employee stock options	20.6	–	–	–	20.6
Excess tax benefits from share-based payment awards	11.3	–	–	–	11.3
Proceeds from employee stock purchases	6.2	–	–	–	6.2
Proceeds from issuance of long-term debt	1,196.7	–	16.2	–	1,212.9
Purchases of treasury stock	(500.0)	–	–	–	(500.0)
Payment of financing costs of long-term debt	(10.6)	–	–	–	(10.6)
Payment of preferred stock dividends	–	–	–	–	–
Net cash provided by (used in) financing activities	60.5	856.9	(332.5)	–	584.9
Effect of exchange rate changes on cash and cash investments	–	–	(4.8)	–	(4.8)
Net (decrease) increase in cash and cash investments	(2.1)	1.7	(12.6)	–	(13.0)
Cash and cash investments, beginning of year	2.4	1.1	30.0	–	33.5
Cash and cash investments, end of year	$ 0.3	$ 2.8	$ 17.4	$ –	$ 20.5

(in millions)	Parent Company	Subsidiary Guarantors	Subsidiary Nonguarantors	Eliminations	Consolidated
Condensed Consolidating Statement of Cash Flows for the Year Ended February 28, 2007					
Net cash (used in) provided by operating activities	$ (240.4)	$ 471.8	$ 81.8	$ –	$ 313.2
Cash flows from investing activities:					
Proceeds from sales of businesses	–	–	28.4	–	28.4
Proceeds from sales of assets	–	0.3	9.5	–	9.8
Capital distributions from equity method investees	–	–	–	–	–
Purchase of business, net of cash acquired	–	(2.1)	(1,091.6)	–	(1,093.7)
Purchases of property, plant and equipment	(7.2)	(76.0)	(108.8)	–	(192.0)
Investment in equity method investee	–	–	–	–	–
Payment of accrued earn-out amount	–	(3.6)	–	–	(3.6)
Proceeds from formation of joint venture	–	–	–	–	–
Proceeds from maturity of derivative instrument	–	55.1	–	–	55.1
Proceeds from sale of equity method investment	–	–	–	–	–
Other investing activities	–	–	(1.1)	–	(1.1)
Net cash used in investing activities	(7.2)	(26.3)	(1,163.6)	–	(1,197.1)
Cash flows from financing activities:					
Intercompany financings, net	(934.5)	(361.1)	1,295.6	–	–
Principal payments of long-term debt	(2,444.6)	(86.4)	(255.9)	–	(2,786.9)
Net (repayment of) proceeds from notes payable	(24.5)	–	71.6	–	47.1
Exercise of employee stock options	63.4	–	–	–	63.4
Excess tax benefits from share-based payment awards	21.4	–	–	–	21.4
Proceeds from employee stock purchases	5.9	–	–	–	5.9
Proceeds from issuance of long-term debt	3,693.1	1.9	10.4	–	3,705.4
Purchases of treasury stock	(100.0)	–	–	–	(100.0)
Payment of financing costs of long-term debt	(23.8)	–	–	–	(23.8)
Payment of preferred stock dividends	(7.3)	–	–	–	(7.3)
Net cash provided by (used in) financing activities	249.1	(445.6)	1,121.7	–	925.2
Effect of exchange rate changes on cash and cash investments	–	–	(18.7)	–	(18.7)
Net increase (decrease) in cash and cash investments	1.5	(0.1)	21.2	–	22.6
Cash and cash investments, beginning of year	0.9	1.2	8.8	–	10.9
Cash and cash investments, end of year	$ 2.4	$ 1.1	$ 30.0	$ –	$ 33.5

22. Business Segment Information:

As a result of the Company's investment in Crown Imports, the Company has changed its internal management financial reporting to consist of three business divisions: Constellation Wines, Constellation Spirits and Crown Imports. Prior to the investment in the joint venture, the Company's internal management financial reporting included the Constellation Beers business division. Consequently, the Company reports its operating results in five segments: Constellation Wines (branded wine, and wholesale and other), Constellation Spirits (distilled spirits), Constellation Beers (imported beer), Corporate Operations and Other and Crown Imports (imported beer). Segment results for Constellation Beers are for the period prior to January 2, 2007, and segment results for Crown Imports are for the period on and after January 2, 2007. Amounts included in the Corporate Operations and Other segment consist of general corporate administration and finance expenses. These amounts include costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal, public relations, global information technology and global supply chain. Any costs incurred at the corporate office that are applicable to the segments are allocated to the appropriate segment. The amounts included in the Corporate Operations and Other segment are general costs that are applicable to the consolidated group and are therefore not allocated to the other reportable segments. All costs reported within the Corporate Operations and Other segment are not included in the chief operating decision maker's evaluation of the operating income performance of the other reportable segments.

The business segments reflect how the Company's operations are managed, how operating performance within the Company is evaluated by senior management and the structure of its internal financial reporting.

In addition, the Company excludes acquisition-related integration costs, restructuring charges and unusual items that affect comparability from its definition of operating income for segment purposes as these items are not reflective of normal continuing operations of the segments. The Company excludes these items as segment operating performance and segment management compensation is evaluated based upon a normalized segment operating income. As such, the performance measures for incentive compensation purposes for segment management do not include the impact of these items.

For the years ended February 28, 2009, February 29, 2008, and February 28, 2007, acquisition-related integration costs, restructuring charges and unusual costs included in operating income (loss) consist of:

	For the Years Ended		
(in millions)	**February 28, 2009**	February 29, 2008	February 28, 2007
Cost of Product Sold			
Flow through of inventory step-up	**$ 22.2**	$ 11.4	$ 30.2
Inventory write-downs	**56.8**	10.1	0.6
Accelerated depreciation	**11.2**	12.0	6.6
Other	**37.1**	0.1	3.1
Cost of Product Sold	**127.3**	33.6	40.5
Selling, General and Administrative Expenses			
Loss on sale of Pacific Northwest Business	**23.2**	–	–
Loss, primarily on assets held for sale, in connection with the March 2009 sale of the value spirits business	**15.6**	–	–
Loss (gain) on sale of nonstrategic assets	**8.1**	(4.8)	–
Loss on sale of Almaden and Inglenook wine brands and certain other assets	**–**	27.8	–
Loss on the contribution of the U.K. wholesale business	**–**	6.6	–
Loss on sale of branded bottle water business	**–**	–	13.4
Financing costs	**–**	–	11.9
Foreign currency losses on foreign denominated inter-company loan balances	**–**	–	5.4
Other costs	**24.2**	7.5	16.3
Selling, General and Administrative Expenses	**71.1**	37.1	47.0
Impairment of Goodwill and Intangible Assets	**300.4**	812.2	–
Restructuring Charges	**68.0**	6.9	32.5
Acquisition-Related Integration Costs	**8.2**	11.8	23.6
Acquisition-Related Integration Costs, Restructuring Charges and Unusual Costs	**$575.0**	$901.6	$143.6

For the year ended February 28, 2009, acquisition-related integration costs, restructuring charges and unusual costs included in equity in earnings of equity method investees of $83.3 million consist primarily of impairment losses on the Company's investments in Ruffino and Matthew Clark. For the year ended February 29, 2008, acquisition-related integration costs, restructuring charges and unusual costs included in equity in earnings of equity method investees consist of an impairment loss of the Company's investment in Ruffino of $15.1 million and the flow through of inventory step-up associated with the Opus One investment of $0.9 million. For the year ended February 28, 2007, acquisition-related integration costs, restructuring charges and unusual costs included in equity in earnings of equity method investees consist of the flow through of inventory step-up associated primarily with the Opus One investment of $2.8 million.

The Company evaluates performance based on operating income of the respective business units. The accounting policies of the segments are the same as those described for the Company in the Summary of Significant Accounting Policies in Note 1 and include the recently adopted accounting pronouncement described in Note 2. Transactions between segments consist mainly of sales of products and are accounted for at cost plus an applicable margin.

Segment information is as follows:

	For the Years Ended		
(in millions)	**February 28, 2009**	February 29, 2008	February 28, 2007
Constellation Wines:			
Net sales:			
Branded wine	**$3,015.3**	$3,016.9	$2,755.7
Wholesale and other	**220.6**	341.9	1,087.7
Net sales	**$3,235.9**	$3,358.8	$3,843.4
Segment operating income	**$ 621.8**	$ 558.4	$ 629.9
Equity in earnings of equity method investees	**$ 17.6**	$ 18.8	$ 13.8
Long-lived assets	**$1,433.3**	$1,889.5	$1,616.4
Investment in equity method investees	**$ 121.2**	$ 243.6	$ 163.8
Total assets	**$6,748.2**	$8,645.8	$8,557.7
Capital expenditures	**$ 118.7**	$ 127.3	$ 158.6
Depreciation and amortization	**$ 132.6**	$ 142.1	$ 120.7
Constellation Spirits:			
Net sales	**$ 418.7**	$ 414.2	$ 329.4
Segment operating income	**$ 69.6**	$ 72.0	$ 65.5
Long-lived assets	**$ 73.9**	$ 103.8	$ 96.9
Total assets	**$1,047.1**	$1,129.7	$ 637.3
Capital expenditures	**$ 6.6**	$ 11.2	$ 12.9
Depreciation and amortization	**$ 12.3**	$ 13.7	$ 9.9
Constellation Beers:			
Net sales	**$ –**	$ –	$1,043.6
Segment operating income	**$ –**	$ –	$ 208.1
Long-lived assets	**$ –**	$ –	$ –
Total assets	**$ –**	$ –	$ 0.9
Capital expenditures	**$ –**	$ –	$ 0.2
Depreciation and amortization	**$ –**	$ –	$ 1.5
Corporate Operations and Other:			
Net sales	**$ –**	$ –	$ –
Segment operating loss	**$ (93.4)**	$ (85.5)	$ (60.9)
Long-lived assets	**$ 40.3**	$ 41.7	$ 36.9
Total assets	**$ 104.2**	$ 126.8	$ 78.9
Capital expenditures	**$ 3.3**	$ 5.3	$ 20.3
Depreciation and amortization	**$ 12.1**	$ 10.1	$ 7.2
Crown Imports:			
Net sales	**$2,393.2**	$2,391.0	$ 368.8
Segment operating income	**$ 504.1**	$ 509.0	$ 78.4
Long-lived assets	**$ 5.4**	$ 4.6	$ 1.3
Total assets	**$ 324.2**	$ 359.0	$ 369.4
Capital expenditures	**$ 2.0**	$ 4.1	$ –
Depreciation and amortization	**$ 1.1**	$ 0.8	$ –
Acquisition-Related Integration Costs, Restructuring Charges and Unusual Costs:			
Operating loss	**$ (575.0)**	$ (901.6)	$ (143.6)
Equity in losses of equity method investees	**$ (83.3)**	$ (16.0)	$ (2.8)

(in millions)	February 28, 2009	February 29, 2008	February 28, 2007
	For the Years Ended		
Consolidation and Eliminations:			
Net sales	**$(2,393.2)**	$ (2,391.0)	$ (368.8)
Operating income	**$ (504.1)**	$ (509.0)	$ (78.4)
Equity in earnings of Crown Imports	**$ 252.3**	$ 255.1	$ 38.9
Long-lived assets	**$ (5.4)**	$ (4.6)	$ (1.3)
Investment in equity method investees	**$ 136.9**	$ 150.5	$ 163.4
Total assets	**$ (187.2)**	$ (208.5)	$ (206.0)
Capital expenditures	**$ (2.0)**	$ (4.1)	$ –
Depreciation and amortization	**$ (1.1)**	$ (0.8)	$ –
Consolidated:			
Net sales	**$ 3,654.6**	$ 3,773.0	$5,216.4
Operating income (loss)	**$ 23.0**	$ (356.7)	$ 699.0
Equity in earnings of equity method investees	**$ 186.6**	$ 257.9	$ 49.9
Long-lived assets	**$ 1,547.5**	$ 2,035.0	$1,750.2
Investment in equity method investees	**$ 258.1**	$ 394.1	$ 327.2
Total assets	**$ 8,036.5**	$10,052.8	$9,438.2
Capital expenditures	**$ 128.6**	$ 143.8	$ 192.0
Depreciation and amortization	**$ 157.0**	$ 165.9	$ 139.3

The Company's areas of operations are principally in the U.S. Operations outside the U.S. are primarily in the U.K., Canada, Australia and New Zealand and are included primarily within the Constellation Wines segment. Revenues are attributed to countries based on the location of the selling company.

Geographic data is as follows:

(in millions)	February 28, 2009	February 29, 2008	February 28, 2007
	For the Years Ended		
Net Sales			
U.S.	**$2,196.3**	$2,031.0	$3,012.7
Non-U.S.	**1,458.3**	1,742.0	2,203.7
Total	**$3,654.6**	$3,773.0	$5,216.4
Significant non-U.S. revenue sources include:			
U.K.	**$ 631.7**	$ 867.8	$1,503.7
Australia / New Zealand	**351.4**	395.4	349.4
Canada	**448.2**	449.8	326.9
Other	**27.0**	29.0	23.7
Total	**$1,458.3**	$1,742.0	$2,203.7

(in millions)	February 28, 2009	February 29, 2008
Long-lived assets		
U.S.	**$ 901.4**	$1,053.0
Non-U.S.	**646.1**	982.0
Total	**$1,547.5**	$2,035.0
Significant non-U.S. long-lived assets include:		
Australia / New Zealand	**$ 355.8**	$ 608.1
Canada	**159.8**	229.2
U.K.	**129.1**	143.3
Other	**1.4**	1.4
Total	**$ 646.1**	$ 982.0

23. Accounting Pronouncements Not Yet Adopted:

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007) ("SFAS No. 141(R)"), "Business Combinations." SFAS No. 141(R), among other things, establishes principles and requirements for how the acquirer in a business combination (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired business, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt SFAS No. 141(R) for all business combinations for which the acquisition date is on or after March 1, 2009. The adoption of SFAS No. 141(R) on March 1, 2009, did not have a material impact on the Company's consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 ("SFAS No. 160"), "Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51." SFAS No. 160 amends Accounting Research Bulletin No. 51 ("ARB No. 51"), "Consolidated Financial Statements," to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This statement also amends certain of ARB No. 51's consolidation procedures for consistency with the requirements of SFAS No. 141(R). In addition, SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. The Company is required to adopt SFAS No. 160 for fiscal years beginning March 1, 2009. The adoption of SFAS No. 160 on March 1, 2009, did not have a material impact on the Company's consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position No. FAS 142-3, ("FSP No. 142-3"), "Determination of the Useful Life of Intangible Assets." FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement of Financial Accounting Standards No. 142 ("SFAS No. 142"), "Goodwill and Other Intangible Assets." The intent of FSP No. 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141(R) and other U.S. generally accepted accounting principles. FSP No. 142-3 is effective for the Company as of March 1, 2009. The adoption of FSP No. 142-3 on March 1, 2009, did not have a material impact on the Company's consolidated financial statements and will be applied prospectively to future business combinations.

24. Subsequent Events:

Divestiture of Value Spirits Business – In March 2009, the Company sold its value spirits business for $330.5 million, net of direct costs to sell, subject to post-closing adjustments. The Company received $274.5 million in cash proceeds and a note receivable for $60.0 million. The Company retained certain mid-premium spirits brands, including Svedka Vodka, Black Velvet Canadian Whisky and Paul Masson Grande Amber Brandy. In connection with the classification of this business as an asset group held for sale as of February 28, 2009, the Company's Constellation Spirits segment recorded a loss of $15.6 million for the year ended February 28, 2009, primarily related to asset impairments. This loss is included in selling, general and administrative expenses on the Company's Consolidated Statements of Operations.

Fiscal 2010 Global Initiative – On April 7, 2009, the Company announced its plan to simplify its business, increase efficiencies and reduce its cost structure on a global basis (the "Global Initiative"). The Global Initiative includes the elimination of approximately five percent of the Company's global workforce and the closure of certain office, production and warehouse facilities. In addition, the Global Initiative includes the termination of certain contracts, and a streamlining of the Company's production footprint and sales and administrative organizations. Lastly, the Global Initiative includes other non-material restructuring activities primarily in connection with the consolidation of the Company's remaining spirits business into its North American wine business following the recent disposition of its value spirits business. This initiative is part of the Company's ongoing efforts to maximize asset utilization, reduce costs and improve long-term return on invested capital throughout the Company's operations. The Company expects all costs associated with the Global Initiative to be recognized in its Consolidated Statements of Operations by February 28, 2011.

25. Selected Quarterly Financial Information (Unaudited):

A summary of selected quarterly financial information is as follows:

	Quarter Ended Fiscal 2009				
(in millions, except per share data)	May 31, 2008	August 31, 2008	November 30, 2008	February 28, 2009	Full Year
Net sales	**$931.8**	**$956.5**	**$1,031.2**	**$ 735.1**	**$3,654.6**
Gross profit	**$329.0**	**$305.8**	**$ 404.0**	**$ 191.2**	**$1,230.0**
Net income (loss)[1]	**$ 44.6**	**$ (22.7)**	**$ 83.5**	**$(406.8)**	**$ (301.4)**
Earnings (loss) per common share[2]:					
Basic – Class A Common Stock	**$ 0.21**	**$(0.11)**	**$ 0.39**	**$ (1.88)**	**$ (1.40)**
Basic – Class B Convertible Common Stock	**$ 0.19**	**$(0.10)**	**$ 0.35**	**$ (1.71)**	**$ (1.27)**
Diluted – Class A Common Stock	**$ 0.20**	**$(0.11)**	**$ 0.38**	**$ (1.88)**	**$ (1.40)**
Diluted – Class B Convertible Common Stock	**$ 0.19**	**$(0.10)**	**$ 0.35**	**$ (1.71)**	**$ (1.27)**

	Quarter Ended Fiscal 2008				
(in millions, except per share data)	May 31, 2007	August 31, 2007	November 30, 2007	February 29, 2008	Full Year
Net sales	$901.2	$892.6	$1,094.8	$ 884.4	$3,773.0
Gross profit	$268.2	$309.7	$ 391.9	$ 311.7	$1,281.5
Net income (loss)[3]	$ 29.8	$ 72.1	$ 119.6	$(834.8)	$ (613.3)
Earnings (loss) per common share[2]:					
Basic – Class A Common Stock	$ 0.13	$ 0.34	$ 0.56	$ (3.91)	$ (2.83)
Basic – Class B Convertible Common Stock	$ 0.12	$ 0.31	$ 0.51	$ (3.55)	$ (2.57)
Diluted – Class A Common Stock	$ 0.13	$ 0.33	$ 0.55	$ (3.91)	$ (2.83)
Diluted – Class B Convertible Common Stock	$ 0.12	$ 0.30	$ 0.50	$ (3.55)	$ (2.57)

(1) In Fiscal 2009, the Company recorded certain unusual items consisting of inventory write-downs associated primarily with the Australian Initiative and a loss on the adjustment of certain inventory, primarily Australian, related to prior years; accelerated depreciation associated primarily with the Fiscal 2007 Wine Plan and the Australian Initiative; other costs associated primarily with the Fiscal 2007 Wine Plan, a loss on the sale of the Pacific Northwest Business, a loss, primarily on assets held for sale, in connection with the March 2009 sale of the value spirits business, and a loss in connection with the sale of a nonstrategic Canadian distilling facility; impairment losses of goodwill and intangible assets primarily associated with the Company's U.K. business; restructuring charges associated primarily with the Australian Initiative; acquisition-related integration costs associated primarily with the Fiscal 2008 Plan; impairment losses of the Company's equity method investments, primarily Ruffino and Matthew Clark; and tax expense on the favorable settlement of certain foreign currency hedges. The following table identifies these items, net of income tax effect, by quarter and in the aggregate for Fiscal 2009:

(in millions, net of income tax effect)	Quarter Ended Fiscal 2009 May 31, 2008	August 31, 2008	November 30, 2008	February 28, 2009	Full Year
Inventory write-downs, restructuring activities	**$ –**	**$ 47.6**	**$ –**	**$ 8.4**	**$ 56.0**
Inventory adjustments	**$ –**	**$ –**	**$ –**	**$ 32.1**	**$ 32.1**
Accelerated depreciation	**$ 3.3**	**$ 1.9**	**$ 2.2**	**$ 2.7**	**$ 10.1**
Other selling, general and administrative costs	**$ 1.0**	**$ 2.5**	**$ 4.9**	**$ 10.8**	**$ 19.2**
Loss on sale of Pacific Northwest Business	**$ 17.3**	**$ (0.2)**	**$ –**	**$ –**	**$ 17.1**
Loss, primarily on assets held for sale, in connection with the March 2009 sale of the value spirits business	**$ –**	**$ –**	**$ –**	**$ 12.8**	**$ 12.8**
Loss on sale of nonstrategic Canadian distilling facility	**$ 0.4**	**$ 5.1**	**$ –**	**$ (0.1)**	**$ 5.4**
Impairment of goodwill and intangible assets	**$ –**	**$ 21.8**	**$ –**	**$ 271.8**	**$ 293.6**
Restructuring charges	**$ 0.4**	**$ 35.0**	**$ 4.2**	**$ 25.9**	**$ 65.5**
Acquisition-related integration costs	**$ 2.6**	**$ 1.2**	**$ 1.0**	**$ 0.3**	**$ 5.1**
Impairment of equity method investment	**$ –**	**$ 4.1**	**$ –**	**$ 79.2**	**$ 83.3**
Tax expense on favorable settlement of certain foreign currency hedges	**$ –**	**$ –**	**$ 32.4**	**$ 6.3**	**$ 38.7**

(2) The sum of the quarterly earnings per common share in Fiscal 2009 and Fiscal 2008 may not equal the total computed for the respective years as the earnings per common share are computed independently for each of the quarters presented and for the full year.

(3) In Fiscal 2008, the Company recorded certain unusual items consisting of inventory write-downs and accelerated depreciation associated primarily with the Fiscal 2008 Plan and Fiscal 2007 Wine Plan, other costs associated primarily with the Fiscal 2007 Wine Plan, loss on the sale of the Company's Almaden and Inglenook wine brands and certain other assets, loss on the contribution of the U.K. wholesale business, loss on write-off of certain property, plant and equipment, gain on a prior asset sale, impairment losses of goodwill and intangible assets primarily associated with the Company's Australian and U.K. businesses, impairment loss of the Company's investment in Ruffino, acquisition-related integration costs and restructuring charges associated primarily with the Fiscal 2008 Plan and the Vincor Plan, valuation allowance against net operating loss carryforwards in Australia, and a tax benefit on prior period adjustment related to stock option exercises. The following table identifies these items, net of income tax effect, by quarter and in the aggregate for Fiscal 2008:

(in millions, net of income tax effect)	Quarter Ended Fiscal 2008 May 31, 2007	August 31, 2007	November 30, 2007	February 29, 2008	Full Year
Inventory write-downs	$ –	$0.1	$ –	$ 6.1	$ 6.2
Accelerated depreciation	$ 1.4	$1.3	$ 1.7	$ 4.1	$ 8.5
Other selling, general and administrative costs	$ 0.4	$0.6	$ –	$ 0.6	$ 1.6
Loss on sale of Almaden and Inglenook wine brands and certain other assets	$ –	$ –	$ –	$ 27.6	$ 27.6
Loss on contribution of U.K. wholesale business	$13.3	$0.5	$ –	$ –	$ 13.8
Property, plant and equipment write-off	$ –	$ –	$ –	$ 3.7	$ 3.7
Gain on prior asset sale	$ –	$ –	$(4.8)	$ –	$ (4.8)
Impairment of goodwill and intangible assets	$ –	$ –	$ –	$801.3	$801.3
Impairment of equity method investment	$ –	$ –	$ –	$ 15.1	$ 15.1
Acquisition-related integration costs	$ 1.3	$1.0	$ 1.1	$ 4.1	$ 7.5
Restructuring charges	$ 0.3	$0.3	$ –	$ 3.6	$ 4.2
Valuation allowance	$ –	$ –	$ –	$ 51.7	$ 51.7
Tax benefit on prior period adjustment related to stock option exercises	$ –	$ –	$ –	$ (10.0)	$ (10.0)

Management of Constellation Brands, Inc. and subsidiaries (the "Company") is responsible for establishing and maintaining an adequate system of internal control over financial reporting. This system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, management concluded that the Company's internal control over financial reporting was not effective as of February 28, 2009, because of the following material weakness:

During the Company's evaluation of the effectiveness of internal control over financial reporting as of February 28, 2009, the Company determined that the policies and procedures over the reconciliation and review of bulk inventory accounts were not properly designed and did not operate effectively at the Company's Australian operations. Specifically, the reconciliation and review controls for vineyard farming costs and bulk inventory at the Australian operations did not include identifying cost accumulation, and subsequent release to finished goods, by respective vintage year. In addition, reviews of inventory reconciliations were not performed with sufficient precision. As a result, it was at least reasonably possible for discrepancies to accumulate in these inventory accounts, which could have resulted in material differences between the actual costs for inventory on hand and the costs that should have been released to cost of product sold. This deficiency resulted in immaterial adjustments to inventories and cost of product sold in the Company's consolidated financial statements as of and for the fiscal year ended February 28, 2009, which adjustments also corrected immaterial errors related to prior periods.

The effectiveness of the Company's internal control over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Constellation Brands, Inc.:

We have audited the accompanying consolidated balance sheets of Constellation Brands, Inc. and subsidiaries (the Company) as of February 28, 2009 and February 29, 2008, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended February 28, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Constellation Brands, Inc. and subsidiaries as of February 28, 2009 and February 29, 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended February 28, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 11, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, effective March 1, 2007. As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*, effective March 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Constellation Brands, Inc.'s internal control over financial reporting as of February 28, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 29, 2009 expressed an adverse opinion on the effectiveness of Constellation Brands, Inc.'s internal control over financial reporting.

KPMG LLP

Rochester, New York
April 29, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Constellation Brands, Inc.:

We have audited Constellation Brands, Inc.'s (the Company) internal control over financial reporting as of February 28, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Constellation Brands, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the Company's reconciliation and review of inventory accounts at its Australian subsidiary has been identified and included in management's assessment as of February 28, 2009. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Constellation Brands, Inc. and subsidiaries as of February 28, 2009 and February 29, 2008, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended February 28, 2009. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 consolidated financial statements, and this report does not affect our report dated April 29, 2009, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, Constellation Brands, Inc. has not maintained effective internal control over financial reporting as of February 28, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

Rochester, New York
April 29, 2009

METHODS OF DISTRIBUTION

In North America, the Company's products are primarily distributed by a broad base of wholesale distributors as well as state and provincial alcoholic beverage control agencies. As is the case with all other beverage alcohol companies, products sold through state or provincial alcoholic beverage control agencies are subject to obtaining and maintaining listings to sell the Company's products in that agency's state or province. State and provincial governments can affect prices paid by consumers of the Company's products. This is possible either through the imposition of taxes or, in states and provinces in which the government acts as the distributor of the Company's products through an alcohol beverage control agency, by directly setting retail prices for the Company's products.

In the U.K., the Company's products are distributed either directly to retailers or through wholesalers and importers. Matthew Clark sells and distributes the Company's branded products and those of other major drinks companies to on-premise locations through a network of depots located throughout the U.K. In Australia, New Zealand and other markets, the Company's products are primarily distributed either directly to retailers or through wholesalers and importers. In the U.K., Australia and New Zealand, the distribution channels are dominated by a small number of industry leaders.

COMMON STOCK PRICES AND DIVIDENDS

The Company's Class A Common Stock (the "Class A Stock") and Class B Common Stock (the "Class B Stock") trade on the New York Stock Exchange® ("NYSE") under the symbols STZ and STZ.B, respectively. There is no public trading market for the Company's Class 1 Common Stock. The following tables set forth for the periods indicated the high and low sales prices of the Class A Stock and the Class B Stock as reported on the NYSE.

	Class A Stock			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2008				
High	$24.61	$25.79	$26.46	$24.97
Low	$18.83	$21.23	$22.39	$19.01
Fiscal 2009				
High	**$21.90**	**$23.09**	**$23.48**	**$17.16**
Low	**$17.21**	**$18.82**	**$10.66**	**$11.54**

	Class B Stock			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Fiscal 2008				
High	$24.42	$25.60	$26.34	$24.91
Low	$19.00	$21.40	$22.54	$19.20
Fiscal 2009				
High	**$21.76**	**$22.96**	**$23.32**	**$17.55**
Low	**$17.00**	**$19.21**	**$10.78**	**$11.64**

At April 20, 2009, the number of holders of record of Class A Stock and Class B Stock of the Company were 961 and 198, respectively. There were no holders of record of Class 1 Common Stock.

With respect to its common stock, the Company's policy is to retain all of its earnings to finance the development and expansion of its business, and the Company has not paid any cash dividends on its common stock since its initial public offering in 1973. In addition, under the terms of the Company's senior credit facility, the Company is currently constrained from paying cash dividends on its common stock. Also, certain of the indentures for the Company's outstanding senior notes and senior subordinated notes may restrict the payment of cash dividends on its common stock under certain circumstances. Any indentures for debt securities issued in the future, the terms of any preferred stock issued in the future and any credit agreements entered into in the future may also restrict or prohibit the payment of cash dividends on common stock.

DIRECTORS AND EXECUTIVE OFFICERS
(As of April 30, 2009)

Directors

Richard Sands
Chairman of the Board,
Constellation Brands, Inc.

Robert Sands
President and Chief Executive Officer,
Constellation Brands, Inc.

Barry A. Fromberg[1]
Retired from Dean Foods Company

Jeananne K. Hauswald[2]
Managing Partner, Solo Management Group, LLC;
Retired from The Seagram Company Ltd.

James A. Locke III[3]
Senior Counsel to the law firm of Nixon Peabody LLP

Thomas C. McDermott[2,3]
Chairman of GPM Associates, LLP

Peter M. Perez[2]
Executive Vice President, Human Resources,
ConAgra Foods, Inc.

Paul L. Smith[1,3]
Retired from Eastman Kodak Company

Peter H. Soderberg[2]
President and Chief Executive Officer,
Hill-Rom Holdings, Inc.

Mark Zupan[1]
Dean, William E. Simon Graduate School of
Business Administration, University of Rochester

Executive Officers

Richard Sands
Chairman of the Board,
Constellation Brands, Inc.

Robert Sands
President and Chief Executive Officer,
Constellation Brands, Inc.

F. Paul Hetterich
Executive Vice President,
Business Development and Corporate Strategy,
Constellation Brands, Inc.

Thomas J. Mullin
Executive Vice President and General Counsel,
Constellation Brands, Inc.

Robert Ryder
Executive Vice President and Chief Financial Officer,
Constellation Brands, Inc.

W. Keith Wilson
Executive Vice President and
Chief Human Resources and Administrative Officer,
Constellation Brands, Inc.

Alexander L. Berk*
Chief Executive Officer, Constellation Beers and Spirits

José F. Fernandez**
Chief Executive Officer,
Constellation Wines North America

Jon Moramarco**
Chief Executive Officer, Constellation International

1 Member of Audit Committee
2 Member of Human Resources Committee
3 Member of Corporate Governance Committee

* Mr. Berk is employed by Constellation Services LLC and has announced his retirement effective May 31, 2009.

** Messrs. Fernandez and Moramarco are employed by Constellation Brands, Inc.

CONSTELLATION BRANDS PRODUCTION FACILITIES
(As of April 30, 2009)

Spirits
The Black Velvet Distilling Co.
(Lethbridge, Alberta, Canada)

Cider and Perry
Shepton Mallet (Somerset, England)

Wine

United States:

California
Blackstone Winery (Kenwood – Sonoma County)
Clos du Bois Winery (Geyserville)
Dunnewood Vineyards (Ukiah)
Estancia Winery (Soledad – Monterey County)
Franciscan Oakville Estates (Rutherford)
Gonzales Winery (Gonzales – Monterey County)
Mission Bell Winery (Madera)
R. H. Phillips Winery (Esparto)
Ravenswood Wineries (Sonoma)
Robert Mondavi Winery (Oakville)
Simi Winery (Healdsburg)
Turner Road Vintners Wineries (Lodi/Woodbridge)
Wild Horse Winery (Templeton)
Woodbridge Winery (Acampo)

New York
Canandaigua Winery (Canandaigua)
Widmer's Wine Cellars (Naples)

Washington
Hogue Cellars (Prosser)

Australia:

South Australia
Berri Estates Winery (Glossop)
Chateau Reynella Winery (Reynella)
Leasingham Winery (Clare Valley)
Stonehaven Winery (Padthaway)
Tintara Winery (McLaren Vale)

Western Australia
Goundrey Winery * (Mount Barker)
Houghton Winery (Upper Swan)
Nannup Winery (Nannup)

New South Wales
Stanley Winery (Buronga)

Tasmania
Bay of Fires Winery (Pipers River)

Victoria
Yarra Burn Winery (Warranwood)

Canada:

British Columbia
Inniskillin Okanagan Winery (Oliver)
See Ya Later Ranch (Okanagan Falls)
Sumac Ridge Estate Winery & Vineyard (Summerland)
Vincor Production Facility (Oliver)

New Brunswick
Scoudouc Winery (Scoudouc)

Ontario
Inniskillin Winery & Vineyard (Niagara-on-the-Lake)
Jackson-Triggs Estate Winery (Niagara-on-the-Lake)
Le Clos Jordanne (Jordan, Niagara Peninsula)
Niagara Cellars (Niagara Falls)

Quebec
Vincor Quebec (Rougemont)

England:
Constellation Park (Bristol)

New Zealand:
Corner 50 Winery (Hawkes Bay, North Island)
Drylands Winery (Marlborough, South Island)
Kim Crawford Winery – Riverlands Winery
(Blenheim, Marlborough, South Island)
Nobilo Winery (Huapai, West Auckland, North Island)

South Africa:
Flagstone Winery (Somerset West, Western Cape)

Wine Kits
RJ Spagnol's (Delta, British Columbia)
RJ Spagnol's (Kitchener, Ontario)

* Sale to third-party pending and expected to be completed during the second quarter of fiscal year 2010.

Corporate Headquarters
Constellation Brands, Inc.
207 High Point Drive
Building 100
Victor, New York 14564
585.678.7100
888.724.2169
www.cbrands.com
Investor Center: 888.922.2150

Stock Transfer Agent and Registrar
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310
877.810.2237 (toll free, within the U.S. and Canada)
201.680.6578 (outside the U.S. and Canada)
www.bnymellon.com/shareowner/isd

Common Stock Trading
The Company's Class A and Class B Common Stock trade on the New York Stock Exchange (NYSE) under the ticker symbols STZ and STZ.B, respectively. There is no public market for the Company's Class 1 Common Stock. As of April 30, 2009, there were 960 and 198 holders of record of Class A and Class B Common Stock, respectively, and no holders of Class 1 Common Stock.

CDI Transfer Agent and Registrar
Computershare Investor Services Pty Limited
Level 5
115 Grenfell Street
Adelaide
South Australia 5000
OR
GPO Box 1326
Adelaide
South Australia 5001
1800.030.606 (within Australia)
61.3.9415.4000 (outside Australia)

CDI Trading
CHESS Depositary Interests trade on the Australian Stock Exchange (ASX) under the ticker symbol CBR. As of April 30, 2009, there were 601 holders of record.

Annual Certification
The Company has filed with the Securities and Exchange Commission, as exhibits to its Annual Report on Form 10-K for the fiscal year ended February 28, 2009, the Certifications of the Company's Chief Executive Officer and its Chief Financial Officer required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. In addition, in 2008 the Company submitted to the New York Stock Exchange the required annual certification of the Company's Chief Executive Officer that he was not aware of any violation by the Company of the NYSE corporate governance listing standards.

Dividend Policy
With respect to its common stock, the Company's policy is to retain all of its earnings to finance the development and expansion of its business, and the Company has not paid any cash dividend on its common stock since its initial public offering in 1973. Additional information is provided in this report under the heading "Common Stock Prices and Dividends."

Information Regarding Forward-Looking Statements
The statements set forth in this report, which are not historical facts, are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, the forward-looking statements. For risk factors associated with the Company and its business, please refer to the Company's Annual Report on Form 10-K for the fiscal year ended February 28, 2009.

Additional Copies of Form 10-K
The Annual Report on Form 10-K may be obtained by contacting Constellation Brands, Inc.'s Investor Relations department at our corporate headquarters address provided on this page. Alternatively, a copy is available on our Constellation Brands Web site at www.cbrands.com, or by request from the Securities and Exchange Commission.

Annual Stockholders' Meeting
The annual meeting is scheduled to be held at 11:00 a.m. on Thursday, July 23, 2009, Eastern time, at the Rochester Riverside Convention Center, 123 East Main Street, Rochester, New York.

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CONSTELLATION BRANDS
2009–2010
BRAND PORTFOLIO

WINES

Australia

Brand	New Zealand	Australia	Europe	Canada	United States
Alice White					★
Amberley		★			
Banrock Station	★	★	★	★	★
Barossa Valley Estate	★	★	★	★	★
Bay of Fires		★			
Berri Estates		★	★		
Brookland Valley		★	★		
Chateau Reynella		★	★	★	
Goundrey		★			
Hardys	★	★	★	★	★
Houghton	★	★	★	★	
Leasingham	★	★	★	★	★
Moondah Brook		★			
Renmano		★		★	
Stanley		★		★	
Starvedog Lane		★			
Stonehaven		★			
Tintara		★	★	★	★
Yarra Burn		★			

New Zealand

Brand	New Zealand	Australia	Europe	Canada	United States
Drylands	★	★	★	★	★
Kim Crawford Wines	★	★	★	★	★
Monkey Bay	★	★		★	★
Nobilo	★	★	★	★	★
Selaks	★	★	★	★	

South Africa

Brand	New Zealand	Australia	Europe	Canada	United States
Fish Hoek			★	★	
Flagstone			★	★	
Kumala			★	★	

South America

Brand	New Zealand	Australia	Europe	Canada	United States
Diseño					★
Escudo Rojo (Agent)					★
Marcus James				★	★

Europe

Brand	New Zealand	Australia	Europe	Canada	United States
Da Luca			★	★	
Mezzomondo			★	★	
Mouton Cadet (Agent)					★
Red Guitar					★
Ruffino (JV)	★		★		★
Stowells			★		

WINES

Canada

Brand	New Zealand	Australia	Europe	Canada	United States
Entre-Lacs				★	
Inniskillin (VQA)				★	★
Jackson-Triggs Estate Winery (VQA)				★	★
L'Ambiance				★	
Le Clos Jordanne (VQA)				★	
Naked Grape				★	
Nk'Mip Cellars (JV) (VQA)				★	
Osoyoos Larose (JV) (VQA)				★	
Sawmill Creek				★	
See Ya Later Ranch (VQA)				★	
Sola-Nero				★	
Sumac Ridge Estate Winery (VQA)				★	

United States

Brand	New Zealand	Australia	Europe	Canada	United States
Black Box				★	★
Blackstone			★	★	★
Clos du Bois				★	★
Echo Falls			★		
Estancia			★	★	★
Franciscan Estate					★
Hogue Cellars				★	★
Manischewitz			★	★	★
Mount Veeder Winery					★
Night Harvest By RH Phillips			★	★	★
Paso Creek					★
Paul Masson			★		★
Ravenswood			★	★	★
Rex Goliath					★
Robert Mondavi Private Selection			★	★	★
Robert Mondavi Winery			★	★	★
Simi			★	★	★
Solaire By Robert Mondavi					★
Talus Collection			★	★	★
Toasted Head				★	★
Vendange			★	★	★
Wild Horse					★
Woodbridge By Robert Mondavi			★	★	★

SPARKLING WINES

Brand	New Zealand	Australia	Europe	Canada	United States
Arbor Mist					★
Bay of Fires		★			
Banrock Station	★	★	★	★	
Cook's					★
Great Western					★
Hardys	★	★	★	★	★
Houghton		★			
Inniskillin (VQA)			★	★	
Jackson-Triggs Estate Winery (VQA)				★	
J. Roget					★
Nobilo	★				
Omni		★			
President				★	
Renmano		★			
See Ya Later Ranch (VQA)				★	
Selaks	★		★		
Spumante Bambino				★	
Starvedog Lane		★			
Sumac Ridge Estate Winery (VQA)				★	
Yarra Burn		★			

OTHER SPECIALTIES

Brand	New Zealand	Australia	Europe	Canada	United States
Arbor Mist				★	★
Canada Cooler				★	
Inniskillin Icewine (VQA)	★	★	★	★	★
Jackson-Triggs Icewine (VQA)				★	★
Naked Grape Spritzer				★	
QC Fortified Wine			★		
Renmano Fortified Wine	★	★			
Richard's Wild Irish Rose					★
Rougemont Castle Fortified Wine			★		
Stanley Fortified Wine		★			
Stone's Ginger Wine			★		
Taylor Fortified Wine					★
Tudor Rose Fortified Wine			★		
Vex Hard Lemonade				★	
VP Fortified Wine			★		

BEER (JV)

Brand	New Zealand	Australia	Europe	Canada	United States
Corona Extra					★
Corona Light					★
Modelo Especial					★
Negra Modelo					★
Pacifico					★
St. Pauli Girl					★
Tsingtao					★

CIDER, PERRY

Brand	New Zealand	Australia	Europe	Canada	United States
Babycham Perry			★		
Blackthorn Cider			★		
Country Manor Perry			★		
Diamond White Cider			★		
Gaymers Original Cider		★	★	★	
Growers Dry Cider				★	
Old Somerset Cider			★		
Olde English Cider			★		
White Star Cider			★		

SPIRITS

Brand	New Zealand	Australia	Europe	Canada	United States
Black Velvet Canadian Whisky			★	★	★
Danfield's Private Reserve Canadian Whisky				★	
MacNaughton Canadian Whisky					★
McMaster's Canadian Whisky					★
Paul Masson Grande Amber Brandy				★	★
Schenley Brands				★	
SVEDKA Vodka					★

This is only a partial list of our brands. For a complete list please visit *www.cbrands.com*. Products listed in this portfolio are current as of June 10, 2009.

★ Available in these markets
(VQA) Vintners Quality Alliance
(JV) Joint venture
(Agent) Agent relationship



Corona Extra
IMPORTED SWEDISH
VODKA
Distilled Five Times
RAVENS
WOOD



ENJOY RESPONSIBLY

Constellation

207 HIGH POINT DRIVE
BUILDING 100
VICTOR, NEW YORK 14564
1.888.724.2169
WWW.CBRANDS.COM